6/7

06014770

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Misys plc

*CURRENT ADDRESS Burleigh House, Chapel Oak
Salford Priors
Evesham, WR11 8SP United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 3 0 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34981 FISCAL YEAR 5/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/29/06

82-34981

Annual report 2005

MISYS

5-31-05
AR/S



Making things that really matter, work better.

Contents

Highlights of our year

> Group operating profit rose, despite increased development expenditure

> All our core businesses – Banking, Healthcare and General Insurance – improved performance

> In Banking, we won a number of major contracts for Misys MidasPlus, our new wholesale banking solution, with total wins to date of 28 contracts

> In Healthcare, we enhanced our Misys Optimum family of clinical products with Misys Connect, a web-based solution to facilitate data sharing between caregivers

> In General Insurance, we capitalised on the increasing automation in the industry with new products, sustaining our market lead

> In Sesame, there was strong take up of new products and increased brand awareness



Welcome to Misys

We create software that runs information technology systems that really matter – crucial systems that support millions of processes and transactions, often across multiple locations – so that our customers can succeed with their customers – every time, whatever market they're in.

Our goal is for our software to go on making these vital systems work better. That means providing software products and solutions that are efficient, innovative, intuitive and absolutely reliable, day in, day out.

Misys. Making things that really matter, work better.


2.13
2.45
2.82
3.24
3.73
4.29
4.93
5.67
6.52
6.84
96 97 98 99 00 01 02 03 04 05
Dividends per share (pence)


8.7 8.7
10.6 10.6
5.9 13.5
10.8 17.0
14.5 16.0
13.2 18.8
4.9 17.6
8.1 18.7
4.4 14.8
2.9 15.6
96 97 98 99 00 01 02 03 04 05
Earnings per share (pence)


326
386
524
671
709
860
1,041
1,014
900
888
96 97 98 99 00 01 02 03 04 05
Revenue (£m)

Basic earnings per share   Adjusted basic earnings per share[1]

1 Adjusted earnings per share excludes exceptional items, goodwill amortisation, the 2004 exceptional tax credit in respect of prior years and, historically, the investment expenditure in the B2C Internet Services operations.

Chairman's statement



Kevin Lomax Chairman

We have continued implementing our strategy to reposition Misys for organic growth, with increased investment across our business in our products, our service delivery, our marketing effort, our skills and our people.

The Company's performance for the year was encouraging, with the momentum we achieved in the first half being sustained. This performance reflects better trading conditions in some parts of our markets that had been subdued, but more especially the benefit of our own actions. We have continued implementing our strategy to reposition Misys for organic growth, with increased investment across our business in our products, our service delivery, our marketing effort, our skills and our people.

We recognise that sustained successful execution remains essential and there is still room for improvement, but our progress over the last 12 months gives us confidence for the future.

2004/05 results
Operating profit increased during 2004/05. Revenues on a statutory basis were slightly below the prior year, although on a like-for-like basis they too increased across all our core businesses. Earnings per share at 2.9p were below the prior year, although on an adjusted basis they increased 6% to 15.6p. Our cash performance remained strong with the Company as a whole achieving operating cashflow of £89m. We again returned cash to shareholders, £53m during the year, through a share repurchase programme. We believe buying back our shares improves our capital structure and enhances our financial performance. Partly as a result of this programme, net debt was £219m (2004: £183m). I am confident that the financial gearing we have taken on is prudent. The Board recommends a final dividend of 4.28p per share, bringing the full year dividend to 6.84p, an increase of 5%, in line with our policy of maintaining dividend cover at an appropriate level for medium term business needs.

Regaining winning form
In our last annual report I outlined how the company was forging a new strategic direction. In recent years, we have acted to reposition Misys for growth: making big structural changes to focus more closely on the growth areas of our core markets, investing in product development and putting customers' current and future commercial, technological and functional requirements at the heart of all activity. We have successfully recruited the additional management talent and professional skills needed to help us deliver our organic growth plans.

Over and above that, we wanted a catalyst that would revitalise Misys and unite our teams around a common business objective of achieving and sustaining best performance again. We adopted a 'Peak Performing Organisation' programme and are in the first year of implementing it within Misys. We began by bringing together some of our best people to articulate a common Misys purpose and shared beliefs that would unite and inspire us all to improve the bottom line. The five-year challenge we set ourselves is for Misys, in our markets, to lead the software industry in customer satisfaction, growth and total shareholder return. We want to be admired for making software that makes things that really matter, work better. In the 'health and wealth' sectors where we operate, sectors fundamental to people's lives, that simple message is compelling. Everyone within Misys has responded to it with enthusiasm. We have now embedded the Peak Performance ethos in operational practices and team objectives throughout our core businesses, and are increasingly sharing our approach with customers, partners and prospective employees as an essential part of what makes us Misys.

Quality
There is huge scope to make things 'work better'. The software industry is ripe for a quality revolution to rival that in automotive manufacturing which 25 years ago set new standards of specification, economy and reliability

The five-year challenge we set ourselves is for Misys, in our markets, to lead the software industry in customer satisfaction, growth and total shareholder return.

as companies totally re-engineered processes. Those that seek the software equivalent of virtually defect-free production will lead the industry. Quality must become an integral discipline and treated as another opportunity to improve the bottom line. Better test systems and procedures will help, but quality must be everyone's first priority. We have a number of quality initiatives underway and are assessing the best methods to embed consistent and repeatable processes and standardise reporting to improve both efficiency and measurement. Our commitment to increasing quality in our products, methodologies and service delivery is fundamental to how we take the business forward and I am championing this personally.

Driving up shareholder value
Over the last two years we have renewed and revitalised much of our product portfolio and customer reaction has been very positive. In banking, we have a suite of world-class products competing in the highest-growth sectors. The United States' healthcare sector is at a key point as providers consider how best to share patient information securely online across multiple venues of care: our family of products can make this connectivity a reality. In the general insurance market we have found growth opportunities through broadening relationships with the United Kingdom's leading insurance brokerage firms. Our intention remains to divest Sesame, the support service for financial advisers, within the next 12 months and we have appointed advisers for this purpose.

Win when they choose, win when they use
Product development and lifecycle management are central to delivering our 'win-win' goals. In 2004/05 we increased investment in product development to £91m. This investment ensures that our systems and solutions continue to offer customers lasting competitive advantage, with options to incorporate technical upgrades or additional service modules smoothly so that the service they provide in turn to their customers is seamless. We continue to align functional development with market and technology trends as well as with customers' current and future needs.

We are increasing investment in our development and service centres in India and the Philippines. We plan to develop a new Misys facility in Bangalore to accommodate expansion of our development resources for both Banking and Healthcare. As well as raising our profile locally, this will bring our development together on one site, streamline overhead costs and provide better working conditions for employees within easier travelling distance of the city.

As indicated in last year's report, third party relationships are assuming growing significance in executing our strategic plans. We have established partnerships and professional service alliances complementing our in-house capabilities, particularly for geographic distribution and product enrichment. I also said last year that near-term acquisitions would focus on extending product functionality and broadening market coverage. Our recent acquisition of Almonde, a risk management software specialist in the banking sector, is a good example.

Our people
We have continued to invest in and develop the talent within our business, both by internal promotion that recognises achievement and by recruiting high-calibre individuals keen to work with us. Our employees have engaged vigorously with the Peak Performance 're-purposing' and have taken ownership of its goals. The sense of one company and united purpose is much stronger and there has been a real upswing in our performance. I thank everyone for their tremendous commitment and effort.

The Board
I am pleased to welcome Al-Noor Ramji, Chief Information Officer of BT Group plc, as a non-executive Director. His immense knowledge of software development brings valuable insights to our strategic product planning process. Bob Ingram and Ian Dyson will step down as non-executive Directors at the AGM and we thank them for their contributions.

Looking forward
Health and wealth are universal concerns and, quite rightly, our customers and their customers in turn expect a great deal of the systems to which they entrust vital and sensitive information. We win when we prove to customers on a daily basis that they prosper by choosing Misys products, and gain the advantage themselves by using them. Reducing their costs and improving their businesses' effectiveness is key to winning their lasting loyalty and securing our own success – and to creating real value for our shareholders.



Kevin Lomax
Chairman

Founded in 1979, Misys today is one of the largest and strongest vendors of industry-specific software products and solutions in the world. We have over 6,500 employees serving customers in more than 120 countries. Our customers are in the international banking and healthcare industries and the UK general insurance market. Sesame, a wholly-owned subsidiary, provides support services to over 8,000 financial advisers in the UK.

Big software decisions are major commitments for any organisation. Increasingly, one of the key factors for many customers is the need to work with fewer, larger and more capable vendors in order to drive down the cost of developing and deploying increasingly sophisticated systems. These customers need vendors who can offer them a comprehensive solution and who are committed to

Our business

Banking


27%

£245m
Revenue



£44m
Adjusted operating profit* (Statutory operating profit £36m)


39%

2,500
Employees

Misys Banking Systems is the largest independent banking applications software vendor outside North America and a market leader in terms of customer base and global reach. It supplies over 1,200 customers in over 120 countries, among them 90% of the top 50 banks worldwide, with software and solutions for retail banking, wholesale banking, treasury and capital markets and risk management. Over 70% of employees are based outside the UK, and it has sales, implementation and customer support teams in over 28 countries.

> In retail banking, Misys Equation roadmap has driven new business growth – including a US$9m contract with AK Bars in Russia.

> In wholesale banking, Misys MidasPlus performed strongly, with 28 contracts to date. Largest contract so far won with Fortis Bank.

> Misys Treasury and Capital Markets business formed – a leading systems vendor in its field.

> Continued expansion of risk management offering has driven new wins. Acquisition of Almonde extends Basel II capability.

*Adjusted to exclude exceptional items and goodwill amortisation

Healthcare


33%

£290m
Revenue



£42m
Adjusted operating profit* (Statutory operating profit £20m)


42%

2,750
Employees

Misys Healthcare Systems, one of the top five healthcare IT companies in North America, develops and supports software and services that enable physicians and caregivers to more easily manage the complexities of healthcare. It currently serves more than 92,000 physicians in 18,000 practice locations, 1,250 hospitals, 600 home care providers and hundreds of commercial laboratories, clinics, managed services and other related organisations. Based in the US, it has offices in 30 locations.

> Misys Connect launched – part of the Misys Optimum family of clinical products – a web-based solution which facilitates data-sharing between physicians and other caregivers.

> Community Clinical Partnership Programme introduced, enabling hospitals to gain exclusive rights to offer Misys EMR to their admitting physician practices.

> Major contracts signed for Misys Homecare.

> Independent endorsement for Misys Radiology, Misys Laboratory, Misys Homecare and Misys Vision in the 2004 KLAS Vendor Relationship Evaluation.

long-term investment in their products. This trend favours Misys which has the scale, industry expertise and financial strength to meet this challenge.

We know how critical information technology (IT) systems and solutions are to our customers' operations and everything we do revolves around this. As a company, we start by hiring talented people with technical expertise and a deep understanding of our customers' business; we develop them with stretching assignments to mature their talents and give them real responsibility. We believe everyone at Misys makes a difference. It's all about helping our customers succeed with their customers, and about executing quality ideas fast. Together we create a successful company, and successful partnerships with our customers.

General Insurance


4%

£34m
Revenue


15%

£16m
Adjusted operating profit* (Statutory operating profit £16m)


5%

300
Employees

Misys General Insurance is the leading supplier of IT solutions to general insurance intermediaries in the UK and Republic of Ireland. It supplies over 2,000 broking sites and owns Countrywide, the largest intermediary network in the UK with 800 members.

> Complete set of OASys e-Quotes web quotation engines launched and integrated with the Misys back-office system.

> Uptake of OASys Commercial software by brokers more than doubled and two new premium finance providers contracted for integration with Misys. Annualised rate of premiums financed via the software doubled to over £100m.

> Number of policies written via EDI on the Misys system increased by 12% to 1.8m.

> Continued product enhancements contributed to new contracts won with Towergate and Carole Nash.

Sesame


36%

£319m
Revenue


5%

£6m
Adjusted operating profit* (Statutory operating loss £25m)


14%

900
Employees

Sesame is one of the UK's largest providers of support services to over 8,000 financial advisers. Sesame provides life, pension and investment solutions, mortgage and general insurance services.

> 100% increase in Sesame Direct advisers to 3,000

> Strong demand following mortgage and general insurance regulation with 5,000 advisers authorised through Sesame

> Strong brand created with consumers and advisers reinforced by *Money Money Money* media campaign and book, aimed at young people

> Multi-tie proposition – Sesame Select – launched July 2005 offering enhanced service and competitively priced products from five of the UK's leading financial services brands.

Our rejuvenated product portfolio with supporting functional and technological enhancements has generated customer confidence and helped us achieve a strong uplift in our performance.

Ivan Martin, CEO, Misys Banking Systems

Banking

Market overview
Banking is the largest market for information technology (IT) worldwide and our estimates point to annual expenditure of approximately US$150bn. Of this, we estimate that some US$8.8bn is spent on third-party application software, and of that, approximately half is devoted to retail banking applications.

With the 90s boom long past and market conditions for banks themselves remaining challenging, it is encouraging that the signs of market improvement that began to appear last year were realised and seem set to continue in 2005/06. Even so, there has been vigorous competition for any increased spend, with software only one of many priorities for financial institutions.

However all sectors are showing increasing signs of growth with new investment in retail banking, wholesale banking, treasury and capital markets. Geographically, the pattern of demand is little changed from last year, with marked regional variations. Developing markets, including Eastern Europe, China and South East Asia, remain strong.

The banking landscape is rapidly changing as banks focus on adapting to market conditions. Demand continues to be driven by merger and acquisition activity among banks looking for growth opportunities globally and by the constant need to reduce costs and improve efficiency while meeting regulatory requirements and rising consumer expectations.

The use of third-party software is increasing and financial institutions are looking to consolidate their IT spending strategically around streamlined vendor relationships. Banks see investment in the value chain, including client access technology, as crucial to managing higher transaction levels, credit risk and complex multi-channel service distribution.

Accelerating core product development
Our organic growth strategy and continued commitment to investing in our businesses is reflected in our expenditure on product development and support. During 2004/05, we increased investment across all core sectors and products.

Our rejuvenated product portfolio with supporting functional and technological enhancements has generated customer confidence and helped us achieve a strong uplift in our performance.

Our development centres in Bangalore and Manila now represent approximately 40% of the effort involved in development engineering. We recruited over 100 skilled new staff in Bangalore and this will increase further when the new development facility, to be shared with our Healthcare business, opens.

We also invested in our support infrastructure with the creation of a customer service centre in Manila. This consolidates over 40 points of contact for our banking customers into one integrated '24/7' operation, a combined call centre and internet portal providing fault reporting, with diagnostic services, online training


BANK

MIDAS PLUS
Misys MidasPlus enables banks to reduce costs by consolidating multiple processing centres onto a single hub within a multi-currency and multi-regulatory database.

Talent

Across our business we have continued to invest in talent and new skills, attracting high-calibre recruits from other parts of the software market.

US$8.8bn

We estimate this amount is spent annually on third-party software with half devoted to retail banking applications.

and a knowledge base to follow. We can now handle all day-to-day support functions across our wholesale product portfolio through the customer service centre in an operation that will set an industry standard for service.

Building on successful wholesale banking applications
Misys MidasPlus, launched in May 2004, enables banks to reduce costs by consolidating multiple processing centres onto a single hub within a multi-currency and multi-regulatory database. Building on the global success of Misys Midas, with an installed base of more than 500 sites in 86 countries, we signed a number of major MidasPlus contracts, bringing the total to 28 wins to date. The largest of these, with Fortis Bank, covers both their commercial and



Banking continued

merchant banking operations. MidasPlus will be rolled out across Fortis' existing sites and will support their plans to open 15 new offices. Other MidasPlus contracts in Europe included deals with Raiffeisen International and HypoVereinsbank. The product was named Cash Management Solution of the Year in *The Banker* Technology Awards.

Misys Global Managed Services, our foreign exchange matching application service provider, maintained its leading position and currently handles average daily transaction volumes of approximately US$1 trillion.

Enhancing our retail banking offering

The key focus for our retail banking operation has been charting the future for our primary retail banking solution, Equation. We are now preparing to launch Misys EquationPlus, a Java-based multi-channel solution for retail, corporate and treasury operations. Like Misys Equation, this gives banks live integrated information on transactions, allowing bank staff to manage financial relationships in real time across multiple accounts, channels and territories. We achieved strong growth in the retail banking market, winning a US$9m software and services contract with AK Bars, a new customer in Russia, and a number of contract extensions.

We are also extending our portfolio, reach and partnership capabilities. The partnership established in 2003/04 with S1 Corporation to use its multi-channel architecture in our wholesale business has been expanded to cover our retail solutions. We are integrating this architecture into Misys Midas and Misys Equation to give back-office systems additional front-office capability. As we take on larger and more complex contracts, we shall bring on board market-specific expertise for key territories as we have done in Latin America, where our relationship with the Stefanini Partnership supplements our in-house professional services.

Progress in treasury and capital markets

On 1 June 2005, we established a Treasury and Capital Markets business to sharpen our focus on the needs of customers in this sector, by uniting three major product families – Summit, Misys Opics and Misys IQ. Led from New York, this business brings together expertise and world class products to create one of the largest systems vendors in this field.

During the year we continued developing advanced functionality within Summit FT and Summit MUST, resulting in numerous client projects underway and live implementations at Bank Danamon in Indonesia and at a major bank in Germany. New client wins in Asia for Summit solutions were fuelled by demand for systems to handle more complex high margin products. In the US, new customers for Summit within the structured fixed income market included Federal Home Loans Bank, Pittsburgh and BB&T.

We have made significant investment in Misys Opics and have seen interest increase considerably ahead of the launch of OpicsPlus, including a major win at Skandinaviska Enskilda Banken.

Approximately 30% of the world's commercial loans flow through Misys systems, giving us unrivalled insight into customer requirements. In this sector we further expanded the functionality of Misys IQ, acquired in January 2004, adding modules for construction budgeting, short settlement and swaps and extending its geographic markets. This has brought new clients in Europe including Key Bank as well as strong gains in the solution's original North American market, where we signed contracts with leading banks such as JPMorgan Chase.

Expanding our risk management presence

With legislation such as Sarbanes-Oxley in the US and the Basel II Accord globally, the importance of understanding their organisation's total risk exposure and ensuring compliance is firmly on our customers' agendas. Our risk management operation,



Knowledge

Approximately 30% of the world's commercial loans flow through Misys systems, giving us unrivalled insight into customer requirements.



Harnessing the network of banking intelligence – Misys Banking Systems' global presence



As one of the largest vendors of banking application software worldwide, we have an unmatched network of contacts and intelligence that keeps us at the forefront of customer requirements and emerging trends.

formed 12 months ago, expanded its development team in Bangalore, and we invested further in the product set. The outcome was several sizeable orders for our risk management solutions and new interest from existing wholesale, retail and treasury/capital markets clients as they consider how best to embed risk solutions into their IT infrastructures. We won a contract from Standard Bank of South Africa to incorporate compliance modules into our Misys BankMaster retail product that the bank deploys in 15 territories across Africa.

In July 2005 we acquired the risk management software business Almonde, with whom we established a strategic partnership in the previous year. The acquisition was a logical next step, bonding Almonde's strengths in regulatory compliance solutions with our risk management offering, creating a market leader.

Talent and brand

We started 2004/05 knowing that we had tackled the organisational ground work necessary to rebuild our performance levels. Across our business we have continued to invest in the talent and new skills we require to help us do this, attracting high-calibre recruits from other parts of the software market.

As one of the largest vendors of banking application software worldwide, we have an unmatched network of contacts and intelligence that keeps us at the forefront of customer requirements and emerging trends. To capitalise on this, we are branding our entire global offering as Misys Banking Systems in order to strengthen awareness of our market presence, knowledge and expertise.



Quality

Our customer service centre in Manila, an integrated '24/7' operation, will set an industry standard for service.

Partnerships

We are extending our portfolio, reach and partnership capabilities. The partnership established in 2003/04 with S1 Corporation to use its multi-channel architecture in our wholesale business has been expanded to cover our retail solutions.

Our focus is not only to connect all venues of care, but also to provide IT solutions that dramatically impact care quality, help prevent errors, reduce costs and improve patient satisfaction.

Tom Skelton, CEO, Misys Healthcare Systems

Healthcare

Market overview
Healthcare delivery and spending remain near the top of the political agenda in the United States and many other countries. In the US, our primary market, there is a strong drive to transform healthcare delivery by promoting adoption of interoperable electronic health records, the impetus reinforced by the US Government's appointment of the first National Coordinator for Health Information Technology. Health information systems and electronic medical records, especially those that integrate the major venues of care and allow sharing of clinical data by caregivers, are seen as essential to improving the quality of clinical attention as well as reducing administrative costs.

The need for cost containment is also directly affecting the public in the US, who are increasingly required by employers and insurers to assume a larger share of responsibility for payment. The entire healthcare industry is under pressure from all quarters to invest in IT as a means of controlling inflation caused by increasing consumer expectations of access to advanced medical technologies and pharmaceuticals. Meanwhile the number of medically-qualified personnel has declined in recent years, and insurance premiums have risen for both medical professionals and consumers.

Within a decade, the US Government wants patient histories and treatment records computerised, with details of procedures, referrals and prescriptions available online in secure systems. Canada and the United Kingdom have similar initiatives. In total, we estimate that some US$10bn will be spent annually by 2007 on healthcare IT in the areas we serve.

With so much at stake, governments and healthcare providers are likely to favour large software vendors with wide-ranging product suites, interoperable connectivity capabilities and the financial stability to support their investment.

Stepping up product development
We continue to expand product development efforts and have doubled the size of our development centre in Bangalore, which now supports both our hospital and physicians' office offerings.

Further expansion is planned to over 300 specialised healthcare software developers in 2005/06. In the past three years we have increased our strategic



MISYS CONNECT
Misys Connect is a new web-based, data-sharing solution and part of Misys Optimum. It enables caregivers to access patient information wherever it is held without leaving their current application.

Partnerships

During the year we took steps to accelerate the development of an electronic health infrastructure, entering into a series of strategic alliances and partnerships.

US$10bn

We estimate this sum will be spent annually by 2007 on healthcare IT in the areas we serve.

product development, resulting in a number of significant product upgrades as well as the completion of the integration of Misys CPR, our computer-based patient record system.

We have enhanced the Misys Optimum family of products, which promote sharing of clinical data across organisational boundaries, healthcare venues and technological platforms, by introducing Misys Connect, a new web-based data-sharing solution. Misys Connect enables caregivers to access patient information wherever it is held without leaving their current application. It is an important step in linking community-based physicians with hospitals and homecare agencies to improve decision making and hospital-physician relations. The first Misys Optimum site to go live in connecting a hospital with its admitting physicians' practices will be Arnot Ogden Health Center in New York.

Our focus with Misys Optimum is not only to connect all venues of care across the community – physicians' offices, hospitals, patients' homes and long-term care agencies – but to provide IT solutions that dramatically impact

Committed to quality

A number of our products were ranked first or second in their categories in the 2004 KLAS Vendor Relationship Evaluation including:

- **Misys Radiology**
- **Misys Laboratory**
- **Misys Homecare**
- **Misys Vision**

The Misys EMR Client Services team won the Service and Support Professionals Association's 'most improved' STAR Award. This was based on client satisfaction ratings, services provided to clients and performance metrics.



Healthcare continued

care quality, help prevent errors, reduce costs and improve patient satisfaction.

The contract we signed in 2004 with POH Medical Center in Pontiac, Michigan, was a first ever combination of Misys CPR and Misys EMR, our electronic medical record product. This was implemented and went live in April 2005 in a successful deployment that won high praise from the Center's Chief Information Officer for its speed, smoothness and efficiency. A thousand healthcare professionals across the nine inpatient units and two emergency departments operated by the oesteopathic teaching hospital are now using our solutions to communicate and coordinate care throughout patient visits, from registration to clinical care to final discharge.

Sales of our departmental systems products were strong, led by the University of South Alabama's US$1.2m agreement to purchase the full Misys Laboratory information management solution suite. Significant investment has gone into upgrading this product suite with new functionality and features including blood bank and microbiology modules, as well as increased lab accuracy in patient information. A contagious disease reporting interface was added which the New York State Department of Health activated in April 2005 to equip public health officials with better ways to track, predict and control the spread of epidemics.

New alliances to reach more customers and enhance service

During the year we took steps to accelerate the development of an electronic health infrastructure, entering into a series of strategic alliances and partnerships. We launched the Misys Channel programme to offer more physician practices access to our electronic medical records technology via centralised billing/practice management services, letting application service provider (ASP) companies provide Misys products to their customers.

In the field of transaction services, we formed a partnership with UnitedHealth Group, an insurance company, to give Misys clients a direct link for claims processing, automated payment posting and eligibility checks.

We introduced the Community Clinical Partnership Programme to encourage adoption of electronic medical records among community-based physicians' offices. This unique programme enables hospitals to gain exclusive rights in their surrounding markets to offer Misys EMR to their admitting practices, so patients' histories are available to multiple providers enabling treatment to deliver continuity of care.

One of the year's key initiatives was a series of regional electronic medical record seminars targeted at physicians,



which resulted in strong order intake and revealed additional opportunities.

We upgraded our successful Misys Tiger practice management system, used by smaller physician's practices without specialist IT personnel. The upgrade enables practices to scan patient ID cards and, through integration with a new Misys FastEligibility offering, to check their insurance eligibility to comply with security audit requirements, saving administrative time and resources.

We signed a large number of Misys EMR contracts during the year, including one with Mercy Medical Group, a 150-physician group practice with 500 users across 64 locations utilising the system. We finalised an arrangement with United Physicians, Michigan, making our electronic medical records and practice management solutions the preferred choice for their 1,500 members. The deal was won after United Physicians conducted extensive research and determined that Misys products are the best products in the field.

In the homecare market, where we are a leader, our business continues to grow. We signed large deals with the Visiting Nurse Association (VNA) in Dallas, the largest homecare agency in Texas, and with Metropolitan Jewish Health System, New York.

Commitment to quality

Independent endorsement of our clinical products and the quality of our service came from the 2004 KLAS Vendor Relationship Evaluation in which a number of our products were ranked first or second in their categories, including Misys Radiology, Misys Laboratory, Misys Homecare and Misys Vision. The Misys EMR Client Services team won the Service and Support Professionals Association's 'most improved' STAR Award. This was based on client satisfaction ratings, services provided to clients and performance metrics. Additionally, many processes across our operations have been re-engineered following workflow analysis, resulting in significant improvements in client support resolution times and product development models.

Clinical automation is gathering momentum, not just in the United States, but worldwide. While our focus remains primarily on the US healthcare IT market, given its size and potential, the compatibility and strength of our product offering means that we continue to take advantage of international opportunities. Reflecting this strategy, major hospital systems projects went live during the year in both the United Kingdom and Saudi Arabia and are performing well.



2004/05 was again highly successful with new revenue and profit records and considerable progress against all our business targets.

Phillip Bell, CEO, Misys General Insurance

General Insurance

Market overview
The UK and Republic of Ireland general insurance market continues to show steady growth with estimated gross written premium (GWP) now standing at just under £40bn annually, split fairly evenly between personal and commercial insurance lines of business. Of the £40bn, around 60% is sold by insurance brokers, including approximately 85% of commercial insurance business.

Misys General Insurance is the clear market leader in general insurance intermediary systems and related services, operating in three areas. Misys Financial Systems provides hardware, software and services to general insurance companies and to over 2,000 intermediaries' sites. It now has more than 20,000 users. Misys Insurance Management is a voluntary affiliation of around 800 insurance intermediaries who use Misys systems and who participate in the Countrywide network to obtain privileged access to products, better commission rates and enhanced service standards from partnering insurers. ACT Insurance Systems provides systems to general insurance companies.

A significant market opportunity is now emerging, brought about by a new wave of industry automation. Increasingly, brokers are seeking to transfer routine commercial transactions from manual to electronic transmission systems, mirroring a shift that has taken place in personal insurance over the last 15 years. At this formative stage of a new market opportunity there is strong competition between software vendors for 'first mover' advantage. Implementation



OASYS COMMERCIAL

OASys Commercial, our flagship product, supports digitisation of commercial lines insurance and addresses the market opportunity in automation.

Opportunity

A significant market opportunity is now emerging, brought about by industry automation. Increasingly, brokers are seeking to transfer commercial transactions to electronic transmission systems.

Innovation

We again increased spending on product development in order to accelerate technical and functional innovation whilst maintaining reliability and sustaining our market lead.

costs are such that once brokers have chosen a system provider, they are unlikely to change for the foreseeable future. The strength of Misys as the market leader in general insurance puts the company in a valuable strategic position.

Outstanding business performance
2004/05 was again highly successful with new revenue and profit records and considerable progress against all our business targets. The Financial Services Authority's (FSA) extension of supervision to the general insurance sector in January 2005 affected both Misys Financial Systems and Misys Insurance Management. Misys Insurance Management is now subject to FSA regulation and secured its authorisation. Misys Financial Systems created an FSA compliance module which assists its broking customers to comply with the new regulatory regime.



We again increased spending on product development in order to accelerate technical and functional innovation whilst maintaining reliability and sustaining our market lead. OASys Commercial, our flagship product, supports digitisation of commercial lines insurance and addresses the market opportunity in automation outlined above. A very substantial increase in electronic transmission of transactions between finance providers and intermediaries boosted revenues from our Premium Finance solution. Some 300 customers are now using the system and transaction volumes are growing strongly. EDI volumes also showed strong growth.

As a result of our ability to offer non-standardised solutions, we have recently been chosen by several major customers as their strategic systems partner. With the trend towards fewer but larger brokerage firms, such successes are highly encouraging. We have won several contracts with Towergate, one of the UK's top insurance brokerages and a leader in the industry's consolidation, to replace competitor systems in two key businesses. Our long standing relationship with Carole Nash, the biggest broker for motorbike insurance, developed further with an initial two-year contract for joint development of specialised processing, management information and customer service functionality. This contract, the largest in the history of Misys Financial Systems, is a strong demonstration of our continued progress.



The profile of the Sesame brand has gone from strength to strength. The aim has been to communicate the message that Sesame exists for the benefit of its members, and the brand's growing profile enhances members' reputation with their customers.

Patrick Gale, CEO, Sesame

Sesame

Market overview

There was considerable and long-awaited change in the regulatory landscape in which Sesame operates, during the year. The Financial Services Authority (FSA) extended its supervision to include mortgages in October 2004 and general insurance in January 2005. In December 2004 the FSA also introduced its new 'depolarisation' rules, designed to give consumers greater choice when they consult a financial adviser. The changes also provide greater clarity, so that people have a better understanding of their options for receiving financial advice and how the intermediary advising them will be paid for their service. Financial advisers now have the option of offering advice based on products from one or more of the following: the whole of the market; a limited number of companies – which is a new option created by the changes; a single company.

Demand for investment products has remained muted, caused by disappointing returns, low interest rates and some weakening of the property purchase market in many areas. House prices have steadied but transaction and mortgage volumes have declined marginally, while in the life and pensions business, trends show very modest growth. The future of pensions has come to the fore. Consumers remain wary of entering long term financial commitments, despite statistics showing that few people are saving enough to achieve financial security in retirement. However, Britain's ageing population and the concentration of wealth among older households through inheritance and decades of increasing property values suggest the outlook for long-term demand is broadly positive.

Business development

Sesame is a leading provider of support services to financial advisers in the UK. It achieved impressive take-up of new service offerings developed in response to the new regulatory environment. The number of Registered Individuals (RIs) across Sesame grew by over 20% to 8,150. Within that number, Sesame Direct, which offers research, rate quotations, technology and compliance advice to intermediaries regulated directly by the FSA, saw strong growth to over 3,000 RIs, driven by demand following regulation of mortgage and general insurance products.

In July 2005, there was a change in the ownership structure of business-to-business internet portal AssureWeb Limited, when Sesame sold its 60% stake to the five investing product providers. AssureWeb will continue to be Sesame's portal of choice for advisers but there will now be a greater onus on providers to ensure the service achieves effective industry penetration and delivers greater value for intermediaries.

Creating a lighthouse brand for advisers and consumers

The profile of the Sesame brand has gone from strength to strength. The aim has been to communicate the message that Sesame exists for the benefit of its members, and the brand's growing profile enhances members' reputation with their customers. As the issue of pension provision becomes more acute, and with millions of people in the UK currently not seeking financial advice, Sesame's proposition of 'making money easier' has a direct appeal to consumers, raises confidence and supports Sesame members' own marketing initiatives.

The decision to create a strong Sesame brand is paying dividends with member firms, as well as with banks and insurance companies, who see Sesame as a blue-chip distribution channel for their products. This is especially true of the lending community, with whom Sesame has constructed innovative, market-leading propositions at excellent rates in the newly regulated mortgage market. Sesame continues to improve core propositions and undertook several campaigns during the year, most notably on annuities and ISAs. Through research, Sesame built a panel of recommended funds for ISA investments and helped advisers with marketing.

Sesame's reputation for intelligent innovation and well-designed business propositions has been reinforced with the launch of its multi-tie proposition, Sesame Select. Launched in July 2005, this offers a broad range of competitively priced products from five of the UK's leading financial services brands. This new advice service will offer enhanced service levels and e-enabled products allowing advisers to strengthen the efficiency and profitability of their businesses. Interest in multi-ties from the financial adviser community has been encouraging.



SESAME SELECT
Sesame Select is the new 'multi-tie' offering. Launched in July 2005, this offers a broad range of competitively priced products from five of the UK's leading financial services brands.

Brand

The creation of a strong brand is paying dividends for Sesame with member firms, banks and insurance companies.

Network

The numbers of Registered Individuals across Sesame grew by over 20% to 8,150 during the year.

The capabilities of Sesame's call centre in Salford, which opened in early 2004, were broadened to handle enquiries on all aspects of the business. Originally focused on pricing and commissions, the centre now deals with queries on compliance, business monitoring, research and technology.

Sesame's efforts to further de-mystify financial topics and reinforce consumer awareness of its brand were boosted by publication of *Money Money Money* in February 2005. Aimed at young people aged 14-24, and approved by pfeg (Personal Finance Education Group) for use in all UK secondary schools and colleges, *Money Money Money* is a jargon-free guide to managing money that covers important issues such as work, leaving home, cars, travel and student life including saving, borrowing, insurance and mortgages. Welcomed by the FSA and educationalists, it confirms Sesame's ability to leverage its research and industry experience as a source of quality financial information for consumers.

In the two years since its formation, Sesame has established a distinct image and the senior management team has successfully positioned the company as a leading financial advice brand. The business has sufficient scale to develop revenue-generating propositions for its customers and is creating differentiation within the market. Regular opinion research among advisers and employees proves Sesame is gaining credibility, with much improved scores for leadership, understanding of strategy and targets, communication and motivation since September 2003.


1

Financial review

OPERATING RESULTS for the year ended 31 May 2005

	REVENUE		OPERATING PROFIT		RETURN ON REVENUE	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 %	2004 %
Like for like operations						
Banking	**238**	222	**43**	37	**18**	17
Healthcare	**288**	273	**43**	40	**15**	15
General Insurance	**34**	31	**16**	15	**47**	46
Sesame	**319**	335	**6**	10	**2**	3
Group	**–**	–	**(6)**	(5)	**–**	–
Total like for like	**879**	861	**102**	97	**11**	11
Operating exceptional items	**–**	–	**(9)**	(8)		
Businesses disposed of	**–**	13	**–**	–		
Acquisitions	**9**	–	**–**	–		
Goodwill amortisation	**–**	–	**(52)**	(64)		
Changes in exchange rates	**–**	26	**–**	5		
Statutory operating results from continuing operations	**888**	900	**41**	30		

i. The statutory operating profit from continuing operations is analysed by business into Banking. £35.5m (2004. £26.9m), Healthcare £20.2m (2004. £20.7m), General Insurance £15.8m (2004: £14.8m), Sesame £24.6m loss (2004. £26.9m loss) and Group costs £6.3m (2004: £5.3m).

ii. The businesses disposed of in the prior year related solely to the Banking Division and in the prior year contributed incremental revenue of £13.3m and operated at breakeven.

iii. The businesses acquired in the current and prior year contributed incremental revenue and operating profit (pre goodwill amortisation) for Banking: revenue of £7.3m and a profit of £0.5m and for Healthcare: revenue of £2.6m and a loss of £0.8m.

iv. Goodwill amortisation totalled £52.1m (2004: £63.5m) analysed as Banking: £8.4m (2004: £11.5m), Healthcare £21.5m (2004: £22.8m) and Sesame £22.2m (2004: £29.2m).

v. Restating the results for 2004 using the average exchange rates for 2005 has decreased 2004 revenues by £26.3m (Banking: £5.6m and Healthcare: £20.7m) and operating profit by £4.5m (Banking: £1.3m and Healthcare: £3.2m). The most significant impact is from the movement in the US dollar, where the average exchange rate in 2005 was US$1.86:£1 compared to US$1.73:£1 in 2004.

To assist the reader's understanding of the results, the table above shows the results for all businesses owned throughout both periods on a 'like-for-like' basis and also reconciles these to the figures as reported in the statutory profit and loss account. The 'like-for-like' results are stated before the operating exceptional items and the charge for goodwill amortisation, and exclude the results of businesses disposed of and the incremental benefit of acquisitions. Figures are quoted in sterling using average exchange rates for the year ended 31 May 2005.

GROUP AND BUSINESS PERFORMANCE

Group

The information in this section relating to the Group and businesses' financial results are on a 'like-for-like' basis, as defined and presented above.

Overall Group revenues for the year at £879m were 2% above those of the previous year.

Banking, Healthcare and General Insurance all generated increased revenues and operating profit, reflecting our continued investment in key products and underpinned by stronger underlying market conditions, particularly in Banking. Sesame's revenues were 5% below the previous year, reflecting a continuation of the weaker market conditions seen over the last two years. The 2% overall growth in Group revenues flowed through to operating profit, which at £102m was 5% above the prior year, notwithstanding increased development expenditure in both Banking and Healthcare. Strong growth in profits in Banking and good growth in Healthcare and General Insurance was partly offset by the reduction in profits at Sesame. Group operating margins were broadly in line with the prior year.

Banking

The momentum achieved in the second half of the previous year was maintained throughout 2004/05 with total revenues at £238m rising by 7%. Initial Licence Fees (ILF) order intake at £76m was 16% ahead of the prior year, resulting in both strong growth in ILF revenues, up 13% for the full year, and an 18% increase in the closing order book to £31m. As a consequence of the extended nature of contract negotiation and implementation the ILF order book is being recognised over a longer period than has historically been the case.

Banking, Healthcare and General Insurance all generated increased revenues and operating profit, reflecting our continued investment in key products.

Maintenance revenues at £112m again showed modest growth at 2% ahead of last year. More significantly, professional services revenues which had declined for a number of years grew strongly, particularly in the first half, with total revenues at £46m, 12% higher than the previous year. The closing order book for professional services is ahead of a year ago and this, together with the stronger ILF order intake, means that further growth in professional services revenue should be seen in 2005/06.

Operating profit at £43m was 17% ahead of last year reflecting both the strong growth in revenues and improving margins.

Healthcare

Revenues at £288m were 6% ahead of last year with growth occurring in all major revenue streams with the exception of transaction processing.

Order intake for professional services was ahead in all businesses, feeding through to revenues, which at £29m grew 10% in the year. This growth reflects the increasing importance of professional services in our total order intake mix.

ILF order intake at £56m was 7% ahead of last year. This reflected the continued strong demand for Misys EMR and Misys Homecare, partly offset by reduced ILF order intake in Hospital Systems as a result of delays in finalising a number of larger Misys CPR orders. Growth in ILF order intake led to growth in ILF revenues, which at £57m were 5% ahead of the prior year.

Maintenance revenues also showed good growth at 7% ahead of last year. In contrast, transaction services revenues fell by 1%.

As previously indicated, one-off costs relating to the integration of Misys CPR have been incurred over the last two years and this integration was completed in line with our original plans by 31 May 2005. The costs incurred in financial year 2004/05 amount to £3.4m which were in addition to £2.4m incurred in the year ended 31 May 2004. In addition, as announced in June 2004, investment in the Misys EMR product is being accelerated and it is anticipated that the incremental spend over the two years ended 31 May 2006 will be £4.3m. These expenditures are also proceeding according to plan with costs of £2.2m incurred in the year ended 31 May 2005. It is expected that the balance of these costs will be incurred in the current financial year, with the majority in the first half. These costs, and those related to Misys CPR, have not been treated as exceptional and have been charged against operating profits.

Operating profit at £43m was 6% ahead of last year, notwithstanding the increased investment in Misys CPR and Misys EMR. At 17%, margins before the increased investment in Misys CPR and Misys EMR were slightly ahead of last year. Margins after the increased investment were broadly in line with the prior year.

General Insurance

Record revenues at £34m were 8% ahead of last year driven by our continued commitment to product development. Our new product launches have performed well. Premium Finance revenues were boosted by the substantial increase in electronic transmission of documentation between finance providers and intermediaries whilst OASys Commercial, which supports the digitisation of commercial lines insurance, is well positioned for future growth. With good cost control and the strong growth in revenues, operating profit at £16m set another new record for the business.

Sesame

With the Financial Services Authority (FSA) extending its reach to include the regulation of mortgages and general insurance during the past year, Sesame has created innovative market-leading product and service propositions for its existing and future members. Membership growth over the year was encouraging: the number of Registered Individuals (RIs) across Sesame's regulated network of appointed representatives together with Sesame Direct, the service company for directly regulated firms, grew by over 20% to 8,150 members at the year end.

Revenues at £319m were 5% below last year, although the rate of reduction slowed in the second half. Operating profit of £6m was £4m below last year, although slightly ahead of internal expectations at the start of the year, as mortgage revenue started earlier than expected and there were benefits

Financial review continued

Overall Group revenues for the year at £879m were 2% above those of the previous year.

from the delay of costs associated with the launch of the multi-tie proposition.

Misys announced on 11 July 2005 that Sesame had sold its 60% stake in AssureWeb Limited, the B2B internet portal for transaction of life and pensions business, to the five existing investing providers (AEGON UK, Clerical Medical, Friends Provident, Norwich Union and Scottish Widows). The investing providers will see their collective ownership stake in AssureWeb increase from 40% to 100% and have now taken full operational responsibility.

Operating exceptional items

A net operating exceptional charge of £9m has been made this year in relation to regulatory review and future endowment complaints costs.

During the year, along with the rest of the industry, Sesame experienced a significant increase in the volume of complaints from consumers about advice given by IFAs regarding sales of endowment polices. This is due to increased consumer awareness, recent poor stock market conditions and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints. Given the significant levels of endowment complaints currently being received, the increasing rate at which these are being upheld and the expectation that the volume of future complaints will be significant, a provision of £10m has been made for the Directors' best estimate of the cost of complaints that will be received in the future with respect to past sales of endowments.

Separately, and in common with other companies in the sector, a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the FSA during the year. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, and based on the results of this work to date a charge of £3m has been recorded during the year. In addition, Sesame has agreed to a review of promotional material and carry out a review of the suitability of a sample of sales selected from the general population of sales of structured capital at risk products made by its member networks.

At present, it is not possible to estimate the costs of review or redress that may be incurred as a result of any further review work, including that in respect of promotional material that may be required. As a result no provision has been made for this potential liability. Further review work is likely to result in additional provisions being made which themselves may be material but, in the opinion of the Directors, should not have a material effect on the value of the Misys Group.

The charges in the current year have been partly offset by a credit of £4m following a reappraisal of the £8m provision charged last year in respect of a specific review in relation to a former member network.

Further details of these items can be found in notes 2, 27 and 32 to the financial statements.

Group costs

The net charge for the year, at £6m, is an increase of £1m on last year and includes £3m (2004: £3m) profit arising on the disposal of warrants held in relation to WebMD's common stock. This is the last of the three tranches of warrants and accordingly Group costs next year will not benefit from this profit.

REVENUE PROFILE
(at constant exchange rates)

	2005 TOTAL		2005 LIKE FOR LIKE[i]		2004 TOTAL LIKE FOR LIKE[ii]	
	£m	%	£m	%	£m	%
ILF	**131**	**15**	130	15	118	14
Maintenance	**239**	**27**	234	26	226	26
Transaction Processing	**398**	**45**	398	45	408	47
Professional Services	**88**	**10**	85	10	79	9
Hardware	**32**	**3**	32	4	30	4
	888	**100**	879	100	861	100

i Excluding the incremental benefit of the 2004 and 2005 acquisitions.

ii Excluding the benefit of businesses disposed of in 2004.

Revenue may be analysed under five generic headings, being ILF, maintenance (including recurring licence fees (RLF)), transaction processing, professional services and hardware. ILF is the revenue generated when Misys sells the right to use a software product (including significant upgrades) to a customer. When a customer buys software they also enter into either a maintenance or RLF contract. These contracts provide technical support or trouble-shooting assistance (helpdesk etc). In addition, a maintenance contract provides routine upgrades and enhancements. Maintenance also includes fees for support contracts for hardware.

Related to some products, Misys provides transaction processing services, comprising both EDI services, being an electronic link between parties who wish to exchange data, and computer aided processing activities, such as data centre capabilities or internet transactions. Misys undertakes both forms of transaction processing in Sesame and General Insurance, while Healthcare currently focuses on EDI.

On a like-for-like basis, all revenue streams other than transaction processing recorded growth for the current year. The strongest growth was in ILF and professional services which grew by 9% and 8% respectively, driven by a strong performance in Banking. Maintenance revenues also showed good growth at 4% on the back of another strong performance in Healthcare. Transaction processing revenues were slightly down on last year (2%) nearly all of which related to Sesame as discussed earlier. Hardware revenues are less significant due both to their size and their lower margin, but also grew 9% matching the growth in ILF.

DEFERRED INCOME

Deferred income on the balance sheet, which represents amounts invoiced but not yet recognised as revenue, is £117m (2004: £122m). Within the overall balance, £80m (2004: £77m) relates to deferred maintenance fees that are generally invoiced annually in advance and recognised over the contract period. The remaining £37m (2004: £45m) relates to amounts invoiced for products or services that have not yet been delivered, completed or fully accepted by the customer at the balance sheet date. The reduction reflects the different profiles of payments related to the contract balances outstanding in 2005 against the prior year across all businesses. The largest variance has been within Sesame, related to the funding arrangements in respect of AssureWeb.

PROFIT BEFORE TAX, EARNINGS PER SHARE (EPS) AND PROPOSED DIVIDEND

Statutory profit before taxation, at £28m was £5m above last year, reflecting the improvement in the statutory operating results. The tax charge on ongoing ordinary activities at £13m is broadly in line with last year, although last year also benefited from an exceptional tax credit in respect of prior years of £14m. The underlying effective tax rate on profit before taxation, exceptional items and goodwill amortisation at 14% was broadly in line with last year.

Basic EPS at 2.9p was 1.5p below last year. Adjusted basic EPS (adjusted to exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years noted above) at 15.6p (2004:14.8p) was 6% ahead of last year. In the opinion of the Directors, the adjusted basic EPS provides more comparable and representative information on the continuing and established trading activities of the Group.

Financial review continued

The Board is recommending a final dividend of 4.28p per share. This would raise the full year dividend to 6.84p, an increase of 5% over last year.

OPERATING CASH FLOW

The Group has maintained its strong cash performance with operating cash flows of £89m (2004: £98m). This good performance, which follows even stronger cash generation in prior years, resulted from the rigorous cash management by the Group's operating businesses. As a result the cumulative operating cash flow over the last five years of £573m is £18m above the cumulative operating profit before goodwill amortisation over the same period. Capital expenditure at £10m was £1m below last year's level.

The net cash inflow from trading before corporate activities (i.e. before the cost of acquisitions, proceeds from disposals, dividend payments and financing including the share buyback programme) was in line with last year at £63m (2004: £63m).

Dividend payments in the full year, being last year's final dividend and this year's interim dividend, totalled £34m compared with £33m in the prior year.

PURCHASE OF OWN SHARES

During the year the Group has purchased 26m shares at a cost of £53m.

NET DEBT, INTEREST CHARGES AND BORROWINGS

Net debt at 31 May 2005 was £219m compared with £183m at 31 May 2004. This increase in net debt of £36m is mainly as a result of the share buybacks discussed above.

The interest and other finance costs charge at £10m was £3m higher than last year. This is due to a combination of increased averaged interest rates and increased average borrowings, the latter due to the share buyback programme towards the end of the year ended 31 May 2004 and during the year ended 31 May 2005. Interest cover, before goodwill amortisation, was nearly 10 times.

NEW ACCOUNTING STANDARDS UK GAAP

There have been no changes in UK GAAP that have affected the Group during the year.

IFRS

International Financial Reporting Standards (IFRS), from 1 January 2005, are being applied across the European Union for the first time and the Group's first reported results under IFRS will be for the six months ended 30 November 2005. The first full year reported under IFRS will be for the year ended 31 May 2006. It is expected that the change in reporting will impact the Group's accounts principally in the areas of share-based payments, capitalisation of development costs, the ending of goodwill amortisation, and the deferred tax consequences of the various IFRS adjustments. When reporting these results, the Group will include a reconciliation of the results for the six months ended 30 November 2004 and the year ended 31 May 2005 from UK GAAP figures to the new IFRS figures.

As part of the Group's communication relating to this change an initial briefing was held for analysts in April 2005 which was also webcast live and is available on the Misys website at www.misys.com. Prior to the end of November 2005, the Group will publish a reconciliation of its results for the six months ended 30 November 2004 and the year ended 31 May 2005 from UK GAAP figures to the new IFRS figures. The first occasion on which new results will be reported under IFRS will be the Trading Update in December 2005 and the Interim Results in January 2006.

TREASURY OPERATIONS AND CONTROLS

The Group has in place treasury policies that are reviewed annually by the Board and more regularly by the Treasury Committee that comprises certain executive Directors and a non-executive Director. The policy covers all significant areas of treasury activity, including foreign exchange, interest rate, liquidity and credit risk. The Group has a centralised treasury that provides a service to the corporate centre and to the operating businesses. Its primary function is to manage the foreign exchange, interest rate, liquidity and credit risks arising from the operations of the business. It is not a profit centre and it enters into derivative contracts solely for the purpose of hedging the exposures that arise in the normal course of business. The Group's policy is not to enter into speculative transactions.

The Treasury Committee is responsible for ensuring that the Group operates within the treasury policies agreed by the Board. Regular reports are made to the Board from the Treasurer and from the Treasury Committee.

The Group finances its operations through a mixture of retained profits, new equity, loan notes and bank borrowings. It is policy to ensure that the Group has sufficient resources to support the business and, as a result, substantial committed facilities are maintained. The Group also has a policy to ensure that it maintains a comfortable margin between committed facilities and the likely peak borrowings during a year.

During the year the core debt financing for the Group was reviewed and the maturities extended. As a result the five year Eurobond, which was issued in December 2001 and which enabled the Group to raise net funding of up to £380m at that time, was redeemed in full. The associated interest derivatives that were used to convert the sterling denominated debt at fixed interest rates into US dollar denominated debt at floating interest rates have also been terminated. The short term credit facility of $250m, that had a final maturity no later than April 2006, was repaid in full. The core financing now comes from a new revolving facility of $850m (£466m at year end exchange rates). This comprises a tranche of $585m, which matures in March 2010, and a second tranche of $265m which matures no later than March 2007. The previous facilities matured in April and December 2006. The new facilities allow the Group to borrow funds in any major currency at the related floating rates on interest.

The Group has protected the interest charge on up to $350m of the bank debt from increases in interest rates through a series of interest rate caps that have a final maturity in June 2007. This gives the Group a mixture of floating rate and capped debt.

The Group has subsidiaries in 29 countries and trades in over 120. Subsidiaries may trade in currencies other than their functional currency of operation (usually sterling or US dollars). It is the Group's policy to eliminate transactional currency exposures through forward currency contracts as soon as the contractual commitments are known.

The Group is subject to currency exposures on the translation of the net assets of, and profits earned by, its overseas subsidiaries, primarily in the US and Europe.

The Group invests its cash and cash equivalents, and enters into contracts for derivative financial instruments, with institutions of high credit quality, and limits its exposure to any one counterparty. The Group's revenue is derived from various industries and could be directly affected by the overall condition of those industries. The large number of customers, their geographical distribution, and the reasonably short collection terms mitigates the credit risk associated with this. The Group routinely monitors its exposure to credit losses and maintains an allowance for anticipated losses.

Howard Evans
Finance Director

Corporate responsibility

FTSE4Good

FTSE4GOOD INDEX
Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards. Companies in the FTSE4Good Index Series are doing more to manage their social, ethical and environmental impacts, and are better positioned to capitalise on the benefits of responsible business practice.

Misys aims to be admired for creating software that makes things that really matter, work better. In pursuing this aim, the Directors recognise that Misys' operations have a direct impact on the local communities in which they operate and the Directors endeavour to monitor the Group's environmental, ethical and social impact as well as the health and safety of its employees. The Directors are mindful of the interests of the Group's stakeholders, including investors, employees, customers, suppliers and business partners, when operating the business.

Environment, health and safety

Misys is a constituent member of the FTSE4Good index. The Directors are firmly committed to developing and maintaining sound environmental, health and safety standards across its range of businesses and in all its operations. Misys is committed to assessing its impact on the environment wherever practicable and to evaluating the scope for reducing it over the medium and long term.

Misys depends on the hard work and commitment of its employees. It recognises its legal responsibilities to employees, subcontractors and visitors to Misys premises and seeks to ensure their safety and well being in the work place. As reported in 2004 an external international consultancy undertook an environmental, health and safety audit of key Misys sites in the UK, US and India and reported to the Board in December 2004. The report concluded that those key sites were substantially compliant with all relevant legislation.

The Board has set up an Environmental, Health and Safety Working Group to oversee the implementation throughout Misys of the recommendations of the report. The Working Group is sponsored by the Finance Director and is chaired by the Company Secretary. Its members consist of key facilities managers from around the business.

The Working Group's remit is to identify risks and process improvements in environmental, health and safety practices across the Group. The terms of reference of the Working Group will be published on the corporate website. The Working Group meets approximately four times a year and will report to the Misys plc Board on a regular basis.

Code of ethics

It is essential that Misys, its employees, advisers and agents meet a high ethical standard whenever and wherever they do business around the world. Ethical conduct promotes trust and encourages collaboration.

Misys is committed to conducting its business with integrity. The Board has adopted a code of ethics and a whistleblowing policy which will be distributed to all employees. Copies of each will appear on the corporate website. Among other matters covered by the Code is an undertaking to respect the human rights of all employees and subcontractors and to avoid under-age or forced labour.

Employees

Misys recognises that its success depends on the quality of the people it employs and believes that everything starts with talent. Misys thus seeks to select, develop and retain employees on the basis of ability and qualifications for the task employed.

Misys invests in training focussed around business needs so that employees continually develop appropriate skills. Misys aims to provide its employees with facilities, equipment and training to enable them to perform to the maximum of their abilities.

Misys is committed to the principles of equal opportunity in all its employment practices, policies and procedures and does not tolerate harassment or discrimination. The Company seeks to ensure that all employees and job

Misys recognises that its success depends on the quality of the people it employs and believes that everything starts with talent. Misys thus seeks to select, develop and retain employees on the basis of ability and qualifications for the task employed.

applicants are treated equally and fairly on merit regardless of gender, sexual orientation, age, race, nationality, physical ability, political beliefs or religion. Misys believes that equal opportunities are important in order to encourage the development of an individual's abilities, talents and potential as well as to enable potential employees to be attracted from the widest pool of talent.

Misys believes in effective, two-way communication with its employees. The Group regularly holds formal and informal briefings as well as management and sales conferences to update and obtain feedback from employees on all aspects of the business. Employees also receive information via the Group's intranet sites and e-mail. The Company also provides employees with information about their personal benefit options, such as pension and sharesave schemes, and conducts seminars on these schemes to promote a better understanding of them.

The community

Misys' main community contribution is through its employees and the activities of the Misys Charitable Foundation. With 6,500 employees in 28 countries, Misys brings employment and all attendant benefits to many local communities around the globe.

Misys is the only contributor to the Misys Charitable Foundation. The Foundation was created in 1997 with the goal of furthering education in information and communications technology (ICT) worldwide. The Foundation is run independently of the Company by a separate Director who is answerable to the four Trustees. It is funded directly through donations from Misys plc, whose Board is firmly committed to the Foundation's aims. One of these aims is to strengthen ties with the Company's own employees worldwide – many of whom are personally involved in the local community and charitable activities – so they can share the pride the Foundation takes in the achievements of its scholars and partners.

In addition to the £1.1m previously donated to the Foundation, the Board agreed in 2003 to provide a minimum of £100,000 per annum for five years. Misys made donations to the Foundation during the year totalling £124,453 (2004: £109,872).

The Foundation offers support in three distinct ways:

Scholarships – the main activity of the Foundation – are provided through partnerships with leading educational institutions to enable exceptional students in financial need to undertake undergraduate and postgraduate studies in ICT related disciplines.

Purchase of equipment – grants may be given towards the purchase of equipment for use in ICT teaching in educational institutions, notably primary schools, that have limited funds for such resources.

General grants – in a few cases, the Foundation is prepared to support special projects where there is a broader contribution towards the enhancement of ICT education. In this category the Foundation has made limited grants to certain specific charities that are providing ICT training to disadvantaged and homeless individuals.

In 1998 the Foundation provided one university scholarship. By May 2005 the number of students helped by the Foundation totalled 205. Of these, 160 are or were UK based with the remaining 45 studying at universities in India, Philippines, South Africa, France, US and Vietnam.

Further information on the work of the Foundation can be found on the corporate website.

Donations by the Group to charities other than the Foundation amounted to £118,000 during the year (2004: £20,000). In January 2005, the Company donated US$50,000 to the South East Asian tsunami appeal. Misys employees raised US$80,000 for the appeal and the Company is contributing a further US$50,000. In total the tsunami appeal will receive US$180,000 from Misys plc and its employees.

Board of Directors








KEVIN LOMAX 156
Chairman (56)
A Board member since July 1979, Kevin Lomax was a founding investor in Misys in that year. Kevin has been executive Chairman since 1985, prior to which he was non-executive Chairman from 1980 to 1985. He has extensive experience in the industrial sector, including previous executive positions with Hansons and STC. He is a non-executive Director of Marks and Spencer Group plc.

DR. JÜRGEN ZECH 2345
Non-executive Director (66)
Appointed a non-executive Director in October 2002. Dr Jürgen Zech has held senior roles within the financial services industry in the UK, US and Germany throughout his career, and has extensive experience of the global insurance industry. He is Chairman of denkwerk GmbH and a Director of Partner Re, Bermuda and of Seeburger AG. Dr Zech served as a non-executive Director of Barclays Group plc until May 2005.

GEORGE 'CHUCK' FARR 2345
Non-executive Director (64)
Appointed a non-executive Director in July 1998. Chuck Farr is Chairman of the Nomination Committee. He has broad industry experience. Chuck was Vice Chairman of American Express until 1998, prior to which he spent 27 years with McKinsey serving as a Director and member of the Board from 1978 to 1995. His earlier career included a number of positions within Procter & Gamble. Chuck is a member of the Board of the Swiss Re-insurance Company.

IVAN MARTIN 15
CEO, Misys Banking Systems (50)
Appointed to the Board in July 2002. Ivan Martin became Chief Executive of the Banking and Securities Division in July 2002. Ivan was previously Chief Executive of the Financial Services Division, a role he took up in 1996, prior to which he was with the ACT Group, which was acquired by Misys in 1995. Ivan's earlier career includes positions at Unisys.

HOWARD EVANS 156
Finance Director (54)
Appointed to the Board in February 1998. Howard Evans joined Misys as Finance Director in 1998. Howard was previously Finance Director of Courtaulds, prior to which he was a partner in chartered accountants Price Waterhouse.

AL-NOOR RAMJI 345
Non-executive Director (51)
Appointed a non-executive Director in February 2005. Al-Noor Ramji is Chief *Information Officer of BT Group plc,* as well as Chief Executive Officer of BT Exact, BT's research, technology and IT operations business. Prior to joining BT in 2004, he was Executive Vice President, CIO and Chief e-Commerce Officer at Qwest Communications. *From 1996 to 2001 Al-Noor Ramji* was Global CIO at Dresdner Kleinwort Benson, prior to which he held a number of senior IT and business positions in the investment banking sector.

Member of:
1 Group Operating Board
2 Audit Committee
3 Nomination Committee
4 Remuneration Committee
5 General Purposes Committee
6 Treasury Committee

Ages are as at 29 July 2005













TOM SKELTON [1,5]

CEO, Misys Healthcare Systems (44)

Appointed to the Board in July 2002.
Tom Skelton has been Chief Executive Officer of Misys Healthcare Systems (formerly Medic) since 2000, prior to which he held a number of senior positions within the Company. Tom has extensive experience in the US healthcare market gained in a career spanning over 20 years.

TONY ALEXANDER [2,3,4,5]

Non-executive Director (67)

Appointed a non-executive Director in May 1996. Tony Alexander served as Chairman of the Audit Committee from 1997 until October 2004. Tony spent most of his career at Hanson plc, where he was Chief Operating Officer, UK from 1986 to 1996. He is Vice-Chairman of Imperial Tobacco Group, and a Director of Platinum Investment Trust.

SIR DOMINIC CADBURY [2,3,4,5]

Non-executive Director (65)

Appointed senior independent Director in May 2000. Sir Dominic Cadbury is Chairman of the Remuneration Committee. Sir Dominic's career was spent at Cadbury Schweppes, which he joined in 1964, being appointed to the Board in 1975, serving as Group Chief Executive from 1983 to 1993, then as Chairman until May 2000. He is Chairman of the Wellcome Trust and Chancellor of Birmingham University.

ROBERT INGRAM [3,4,5]

Non-executive Director (62)

Appointed a non-executive Director in January 2002. Bob Ingram has spent his career in the pharmaceutical industry, and is currently Vice Chairman, Pharmaceuticals for Glaxo SmithKline. Bob has held senior positions within Glaxo SmithKline and its predecessors since 1990, prior to which he was with Merck & Co and Merrell Dow Pharmaceuticals. He is non-executive Chairman of OSI Pharmaceuticals, a non-executive Director of Allergan, Inc. and Chairman of the Board of Trustees of the American Cancer Society Foundation.

JASPER MCMAHON [1,5,6]

Corporate Development Director (46)

Appointed to the Board in July 2002. Jasper McMahon became Director of Business Development in 2001 and was appointed Corporate Development Director at the end of 2003. Jasper was previously Chief Executive of the Internet Services Division, having joined Misys in 1996 to develop the Group's internet-based financial services business. Jasper joined Misys from McKinsey & Co, prior to which he was in investment banking.

IAN DYSON [2,3,4,5,6]

Non-executive Director (43)

Appointed a non-executive Director in October 2003. Ian Dyson succeeded Tony Alexander as Chairman of the Audit Committee in October 2004. He was Finance Director of The Rank Group Plc from 1999 to June 2005 when he was appointed Group Finance Director of Marks and Spencer Group plc. He was formerly Group Financial Controller of Hilton Group plc and previously Finance Director of the Le Meridien Hotels division of Forte Plc, prior to which he was a partner in Arthur Andersen.

Directors' report

The Directors of Misys plc submit their report and the audited financial statements for the year ended 31 May 2005.

PRINCIPAL ACTIVITIES AND REVIEW OF BUSINESS

The Group's principal activities are the development and licensing of a variety of software products to customers primarily in the international banking and healthcare industries and the UK general insurance market. It also conducts transaction and claims processing for US physicians and UK financial advisers. Through a wholly owned subsidiary, Sesame, it also provides support services to over 8000 financial advisers in the UK.

The Chairman's statement, the Operating review and the Financial review on pages 2 to 23 provide a review of the activities of the Group, its financial performance and its likely future business developments.

Acquisitions during the period are disclosed in note 17 on page 59.

DIVIDENDS

The Directors recommend a final dividend of 4.28p per ordinary share. This, together with the interim dividend of 2.56p per share paid on 8 April 2005, makes a total dividend of 6.84p per share for the year (2004: 6.52p).

The proposed final dividend, if approved at the Annual General Meeting (AGM), will be paid on 19 September 2005 to shareholders on the register at the close of business on 29 July 2005.

DIRECTORS

Details of the Directors of the Company at the end of the financial year are given on pages 26 and 27. Al-Noor Ramji was appointed a non-executive Director on 1 February 2005. Robert Ingram will retire from the Board at the 2005 AGM, as will Ian Dyson following his appointment as Group Finance Director of Marks and Spencer Group plc.

In accordance with the Articles of Association, Tony Alexander, Ivan Martin, Jasper McMahon, Tom Skelton and Dr Jürgen Zech will retire from the Board and, upon the recommendation of the Nomination Committee, offer themselves for re-election. It being the first AGM since his appointment, Al-Noor Ramji will retire and offer himself for election. Ivan Martin, Jasper McMahon, Tom Skelton and Dr Jürgen Zech, if re-elected, and Al-Noor Ramji, if elected, will serve the customary three-year term. For reasons set out in the Corporate governance report at page 30 and as agreed at the 2004 AGM, Tony Alexander is subject to annual re-election and, if re-elected, will be appointed for one year.

Biographical details of all Directors, including those being proposed for election and re-election, are given on pages 26 to 27.

Each of Ivan Martin, Jasper McMahon and Tom Skelton has a service contract requiring one year's notice of termination. As non-executive Directors, Tony Alexander, Al-Noor Ramji and Dr Jürgen Zech each have a letter of appointment rather than a service contract.

Details of executive Directors' service agreements, non-executive Directors' letters of appointment, emoluments and share interests can be found in the Remuneration report on pages 34 to 43.

The Company has granted indemnities to its Directors in their capacity as Directors of the Company and in their capacity as directors of the subsidiaries of the Company. The Company has also granted indemnities to some of the directors of its subsidiaries and such indemnities remain in force pursuant to the transitional provision of the Companies (Audit, Investigations and Community Enterprise) Act 2004 (Commencement) and Companies Act 1989 (Commencement No 18) Order 2004. For some years the Company has purchased insurance to cover its directors and officers against their costs in defending themselves in civil legal proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. Neither the insurance nor the indemnity provide cover where the director has acted fraudulently or deceitfully.

With the exception of service contracts and the indemnities referred to above, during the year under review and up to the date of this report, no Director has had any interest in any material contract with the Company.

RESEARCH AND DEVELOPMENT (R&D)

In the markets in which the Group operates, effective R&D is vital to maintaining competitive advantage and securing future income streams. The extent of the Group's commitment to R&D is detailed in the Chairman's statement on page 3. Effective use of products generated through R&D is also vital. The Group has devoted considerable additional effort to plan and manage its products through their life cycles.

EMPLOYMENT POLICIES

The Group's policies on communications with its employees, equal opportunities and health and safety are covered under Corporate responsibility on pages 24 to 25.

ALL-EMPLOYEE SHARE OWNERSHIP ARRANGEMENTS

The Company is committed to encouraging employee share ownership by operating tax authority approved share plans open to all eligible employees.

In the UK the Company has operated a sharesave plan since 1992 in which a total of 695 employees participate.

Since 1996 the Company has extended the opportunity to participate in savings-related share plans to its overseas employees. Tax efficient plans are in place in the US, Ireland and France. An international savings-related plan is offered to all other overseas qualifying employees in jurisdictions where this is practicable. All these savings-related plans operate on broadly the same terms as the UK plan.

A phantom share option plan is offered in those jurisdictions where local regulations mean that a share-based plan is not appropriate. This is cash rather than share-based, but in all other respects operates as other savings-related schemes.

Details of the options outstanding under the all-employee share ownership arrangements are given in note 4 on page 54.

CORPORATE RESPONSIBILITY
The Corporate responsibility section on pages 24 to 25 reviews the Company's position on social, ethical and environmental matters and its involvement in the community, including charitable donations. In line with its policy, the Group made no political donations in the year under review (2004: nil).

CREDITOR PAYMENT POLICY
It is the Company's policy to agree terms and conditions for its business transactions with its suppliers. The Company seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has abided by its contractual obligations. The trade creditors of the Company at 31 May 2005 represent 16 days (2004: 24 days) as a proportion of the total amount invoiced by suppliers during the year.

SHARE CAPITAL
The authorised and issued share capital of the Company, together with details of the movements in the Company's issued share capital during the year, are shown in note 33 on page 71.

During the year the Directors continued the share buyback programme started in October 2002 as they believed that, at the prevailing share price, it was in the best interests of shareholders and an appropriate use of cash resources.

At the 2004 AGM shareholders authorised the Directors to make market purchases of the Company's ordinary shares up to a maximum nominal value of £0.53m, which represented 10% of issued share capital, and to either hold the shares as Treasury shares or cancel them depending on the best interests of the Company's shareholders at the time.

Pursuant to this authority, and the authority obtained at the 2003 AGM which it superseded, the Company has in the financial year ended 31 May 2005 purchased, at an aggregate consideration of £52,536,370 before expenses, an additional 26,410,000 ordinary shares of 1p each, all of which were put into Treasury. During the year 1,778,000 shares were transferred out of Treasury to meet the Company's obligations under its employees' share plans.

Under the 2004 AGM authority which expires at the conclusion of the 2005 AGM, the Company may purchase a further 36,637,800 of its own shares. It is proposed that the authority be renewed at the forthcoming AGM.

At close of business on 21 July 2005, Misys plc had 559,727,036 ordinary shares in issue, of which 51,062,000 are held in Treasury.

Also included in the special business of the 2005 AGM are proposals to renew the Directors' authority to allot shares for cash up to prescribed limits. Further details are given in the Notice of AGM.

SUBSTANTIAL SHAREHOLDINGS
As at 21 July 2005, the following substantial shareholdings were recorded in the register maintained by the Company in accordance with the Companies Act 1985:

> UBS AG acting through its business group and various legal entities	10.59%
> FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries	3.85%
> Legal & General Group plc and/or its subsidiaries	3.85%
> AEGON UK plc Group of Companies	3.09%

GOING CONCERN
After making due enquiry, embracing the normal forecasting process, the Directors consider that the Group has adequate resources and committed borrowing facilities to continue in operational existence for the foreseeable future. Consequently, they have continued to adopt the going concern basis in preparing the financial statements.

ANNUAL GENERAL MEETING
The 2005 AGM will take place at 12 noon on Tuesday 13 September 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

A separate circular sent to shareholders with this Report contains the Notice of AGM and explains the business to be considered at the meeting.

AUDITORS
PricewaterhouseCoopers LLP have expressed their willingness to continue in office as auditors and a resolution to re-appoint them and authorise the Directors to fix their remuneration will be proposed at the forthcoming AGM.

By Order of the Board

Dan Fitz
General Counsel and Company Secretary

29 July 2005

Corporate governance report

The Group is committed to the highest standards of corporate governance. The Board is accountable to the Company's shareholders for good governance in its management of the affairs of the Group. Following the establishment in 2003 of the revised Combined Code on Corporate Governance (the Code) and the Guidance on Audit Committees, the Board reviewed and modified its corporate governance structure, policies and procedures.

The Board confirms that the Company was fully compliant with all the provisions of the Code throughout the year ended 31 May 2005, except for the roles of Chairman and Chief Executive Officer being combined in the same person (provisions A.2.1 and A.1.3), the reasons for which are explained below under The Board: Responsibilities.

THE BOARD

COMPOSITION AND INDEPENDENCE

The Board currently comprises the executive Chairman, four other executive Directors and seven independent non-executive Directors including the senior independent Director, Sir Dominic Cadbury. Their biographies appear on pages 26 and 27. The Board collectively has a wide range of relevant business, financial and international experience, which is vital to the successful direction of a global company. Al-Noor Ramji was appointed a non-executive Director on 1 February 2005. He is Chief Information Officer of BT Group plc, as well as Chief Executive Officer of BT Exact, BT's research, technology and IT operations business. He brings to the Board valuable experience and expertise gained in both information technology and the investment banking industry. Robert Ingram will be retiring from the Board at the 2005 AGM and a replacement non-executive Director will be sought. The Company has also announced that Ian Dyson will retire from the Board no later than the 2005 AGM following his appointment as Group Finance Director of Marks and Spencer Group plc as the Misys Chairman, Kevin Lomax, is a non-executive Director of Marks and Spencer Group plc and chairman of its Audit Committee. The Board is actively seeking a replacement non-executive Director for Ian Dyson with recent and relevant financial experience.

The Board has conducted a review and considers all the non-executive Directors to be 'independent' in accordance with provision A.3.1 of the Code. In doing so, the Board considered a number of factors, including whether each non-executive Director is objective, provides a challenge to management, is prepared to challenge the views of others, has a good understanding of the business and has the best interests of the Company in mind. Tony Alexander has served on the Board for nine years, having been appointed a non-executive Director on 1 May 1996. The Board considers that he continues to demonstrate all of the aforementioned characteristics. There is no evidence that length of tenure is having an adverse impact on his independence. Therefore the Board regards him as independent notwithstanding his service having exceeded nine years. In compliance with the Code and as agreed at the 2004 AGM when he stood for re-election, he will stand for re-election annually until he retires from the Board.

The non-executive Directors fulfil a vital role in corporate accountability by bringing their independent judgement to bear on issues brought before the Board and Board Committees. They bring considerable knowledge and experience from other areas of business and public life, together with an international perspective, and their views carry significant weight in the Board's decisions. They also meet as a group without executive Directors being present under the chairmanship of the senior independent Director, and during the year they met in May 2005 when the matters under discussion were succession planning and the results of the Board's performance evaluation exercise.

As part of its performance evaluation, the Company has reviewed the availability of the non-executive Directors and considers that each of those due to stay on the Board after the 2005 AGM is able to devote the necessary amount of time to the business of the Company.

No executive Director has more than one non-executive directorship with a FTSE 100 company. As reported above, the Chairman is a non-executive Director of Marks and Spencer Group plc and Chairman of its Audit Committee. The Board is of the opinion that this appointment does not impinge significantly on his duties as Chairman of Misys.

RESPONSIBILITIES

The Board is responsible to the shareholders for the conduct of the Company's business and determines Group strategy, reviews trading performance, ensures adequate funding and examines major investments. It has a formal schedule of matters reserved for its decision including approval of the accounts and dividends, significant strategic decisions, Group budget, transactions and settlement of litigation over a certain threshold, fundamental changes to the internal control system, the adoption of new employee incentivisation plans, and the delegation of authority to committees and individual Directors. The full schedule is available on the Company's website.

In relation to provision A.2.1 of the Code which states that the roles of Chairman and Chief Executive should not be exercised by the same individual, the Board believes that, in the case of Misys, there is a sufficient distribution of responsibilities at the top of the Company to ensure that effective power is not unduly concentrated in the hands of one individual. The integrity of the individual Directors and the current balance of five executive Directors (2004: five) and seven independent non-executive Directors (2004: six) is such that no individual or small group of individuals can dominate the Board's decision taking. As part of the Board's programme of succession planning, within the next two to three years and subject to the consent of the Board at the time, it is intended that the role of executive Chairman will be split into two roles, those of Chief Executive and non-executive Chairman.

The Board is actively recruiting to ensure it maintains a majority of independent non-executive Directors for the foreseeable future. Sir Dominic Cadbury has been nominated by the Board as the senior independent Director, and provides an alternative to the Chairman as a contact at Board level for shareholders. Responsibility for the day-to-day operation of the Banking, and Healthcare divisions is under the control of their respective Chief Executive Officers who sit on the Misys Board. The CEO of Sesame reports directly to the executive Chairman. Responsibility for the strategic development of the Group is shared among the Chairman, the Corporate Development Director, and the divisional Chief Executive Officers, with input from senior managers around the Group.

A formal procedure exists to allow the Directors, in appropriate circumstances, to take independent professional advice in respect of their duties, with any fees incurred being paid by the Company. In addition, all Directors have access to the Company Secretary, who also acts as General Counsel, for advice.

BOARD PROCESSES
One of the responsibilities of the Chairman is to ensure that Board members receive sufficient and timely information regarding corporate and business issues to enable them to discharge their duties and to enable them to make further enquiries where necessary. The Board regularly reviews the quality and quantity of this information and recommends adjustments as necessary or advisable. From time to time, the Board also receives detailed presentations from non-Board members on the operating divisions, new opportunities for the Group and other matters of significance. The Board meets at least eight times a year aiming to hold two meetings each year in the US, one of which is combined with a two day conference involving an in-depth review of Group strategy as well as meetings with senior management.

The Board also reviews periodically whether the number of regularly scheduled meetings is appropriate for the anticipated needs of the business.

TRAINING
The Chairman is also charged with ensuring that all new Board members are equipped to fulfil their duties and responsibilities. As part of the early familiarisation programme, new non-executive Directors are encouraged to meet the executive Directors individually and engage in an induction programme of visits to different businesses within the Group where they have an opportunity to meet senior management. All Directors receive training about their duties, significant changes in the law and the sectors in which the Company operates.

BOARD EVALUATION
During the year the Directors conducted an evaluation of the performance of the Board, of its three principal Committees (Audit, Nomination and Remuneration), of individual Directors and of the Chairman. Each Director completed, on a non-attributable basis, a detailed questionnaire. The results were analysed by the Company Secretary and initial feedback was provided to the Chairman and the senior independent Director. The Board was supplied with the overall average scores. These results formed one of the bases for further discussion by the Board collectively, and by the non-executive Directors in respect of the evaluation of the Committees and the performance of the Chairman. The senior independent Director and the Chairman made themselves available on request to discuss with each individual Director his scores.

Among the actions arising were clarification of the role of the Nomination Committee and a change to the format and content of reports to the Board.

BOARD COMMITTEES
Responsibilities at Board level are divided among six standing Board Committees, which operate within formally defined written terms of reference which are available on request and from the Company's website. These are complemented by an active internal audit function. Further details on internal control are provided in the section below. Details of membership of the Board Committees are set out on pages 26 to 27.

The **Audit Committee** was chaired by Ian Dyson (who took over from Tony Alexander in October 2004). Its other members are Tony Alexander, Sir Dominic Cadbury, George Farr and Dr Jürgen Zech. The Committee met three times during 2004/05 (2003/04: three times), with the Finance Director, Group Financial Controller, Head of Internal Audit and the external auditors, PricewaterhouseCoopers LLP (PwC) invited to attend as appropriate. On two occasions during the year the Committee met the external auditors without any executive Directors present. The Head of Internal Audit has direct access to the Committee Chairman and met with him on one occasion during the year.

The Committee's duties include the review and approval, where required, of the draft results prior to publication, the effectiveness and reliability of the Group's system of internal control, the internal audit function, any changes to financial reporting requirements and matters arising from the annual Group audit.

The Committee recognises that the independence of the Group's auditors is of paramount importance to shareholders and has established a policy for monitoring and approving the level of non-audit fees (e.g. accounting, tax or other financial consultancy related work) paid to the Group auditors in order to identify and minimise any potential conflicts of interest. If PwC is to be considered for the provision of non-audit services (such as tax advice and compliance, due diligence work in relation to acquisitions) the scope and fees must be approved in advance by the Group Finance Director and the Audit Committee Secretary and, in the case of fees in excess of £50,000 for a single project, by the Audit Committee Chairman. This may involve a competitive tender process unless there are compelling commercial or timescale reasons to use PwC. A report on non-audit services is reviewed and approved by the Audit Committee at each of its January and July meetings. The policy prohibits using PwC in projects which represent a real threat to the independence of the audit team such as where the external auditor would be in a position where it is auditing its own work (e.g. financial systems implementations) or where there is evident self-interest, for example where an interest in the outcome of their work might conflict with the auditor's objectivity.

The non-audit fees paid to PwC amounted to £0.9m, or 46.1% of total fees paid. The Audit Committee believes that the quality of the audit process was not adversely affected by PwC's non-audit work for the Group.

In July 2004 the Committee reviewed and recommended a policy on whistleblowing which was subsequently adopted by the Board.

During the year the Committee's work has included:

> reviewing the Group's draft 2004 financial statements and 2004 interim results and related announcements prior to Board approval, together with PwC's reports thereon;

> reviewing the appropriateness of the Group's accounting policies;

> reviewing the risks associated with the Group's businesses;

> reviewing periodic reports on the internal audit function;

> reviewing and approving PwC's terms of engagement, fees and non-audit fees; and

> reviewing PwC's strategy for the audit of the 2005 financial statements.

The **Nomination Committee**, chaired by George Farr, consists of all the non-executive Directors and meets as necessary, liaising closely with the Chairman. It met three times during

Corporate governance report continued

2004/05 (three during 2003/04). It assesses the suitability of persons for appointment as Directors and, when appropriate, nominates new candidates for the approval of the Board. The Committee plays an important role in succession planning for the Board and key senior executives and performs regular assessments of the requirements of the Board as a whole.

Under its terms of reference, the Committee oversees the search and selection process for new Directors and aims to do so in compliance with the recommendations under the Code. As such, the Committee seeks to make appointments on merit and against objective criteria.

Arising from the Board evaluation process conducted during the year, the Committee is clarifying its role in the recruitment of new Board members. During the year, the Committee oversaw the recruitment of a new non-executive Director, Al-Noor Ramji, and initiated the search for a successor to Ian Dyson, in both cases using a search firm after having drawn up the criteria to be satisfied by the successful candidate. The Committee has also begun to consider the issue of the succession to the role of the Chief Executive Officer in the light of the proposal, subject to Board approval at the relevant time, to divide the role of executive Chairman within the next two to three years.

The **Remuneration Committee**, chaired by Sir Dominic Cadbury, consists of all the non-executive Directors and meets when necessary, but at least twice a year. It met six times during the year (eight times during 2003/04). Executive Directors are invited to attend the Committee's meetings as the members consider appropriate. Details of the Committee's main functions, and its remuneration policies for the Company's Directors and senior executives, are provided in the Remuneration report on pages 34 to 43.

The **Treasury Committee** was established by the Board to review the function and operation of the Group's centralised treasury, whose primary role is to manage the foreign exchange, interest rates, liquidity and credit risks arising from the operation of the business. The Committee is governed by written terms of reference and during the year met on a regular basis, reporting its decisions to the next meeting of the Board. Its membership comprises the Chairman, the Finance Director, the Corporate Development Director, the Group Treasurer and Ian Dyson as the non-executive Director member. The minimum attendance required is two Directors, one of whom must be the Chairman or the Finance Director.

The **General Purposes Committee** transacts routine business of the Board. The Committee operates within clearly defined written terms of reference and financial limits. It meets regularly and reports to the Board on its decisions on a regular basis. All the Directors, together with the Company Secretary, are members of the Committee, with a minimum of two Directors required to attend.

The **Group Operating Board** comprised the executive Directors, together with the Chief Technology Officer, the Group Human Resources Director and the General Counsel and Company Secretary. During the year under review, the Group Operating Board met twice under the chairmanship of Kevin Lomax and discussed a number of matters including the Peak Performance programme, business forecasting and risk management. During the year, the Chief Technology Officer retired and the Group Human Resources Director left the Company. The remit of the Group Operating Board is currently under review. In its revised format it will not be regarded as a Committee of the Board and as a result it will not feature in the Annual Report.

The attendance record of each Director during the year is set out below:

	Board	Audit Committee	Nomination Committee	Remuneration Committee	Group Operating Board
Number of meetings held during the year	8	3	3	6	2
A G L Alexander	8	3	3	6	–
Sir Dominic Cadbury	8	2	3	6	–
I Dyson	8	3	3	6	–
G L Farr	6	3	2	4	–
R A Ingram	4	1	1	3	–
A Ramji (appointed 1 February 2005)	2	n/a	1	2	–
Dr J Zech	7	2	3	5	–
J K Lomax	8	–	–	–	2
H Evans	8	–	–	–	2
I Martin	8	–	–	–	2
J P McMahon	8	–	–	–	2
T K Skelton	8	–	–	–	2

The General Purposes Committee and Treasury Committee hold a large number of ad hoc meetings attended by the Directors and accordingly are not included in the above table. All the Directors attended the 2004 AGM.

RELATIONS WITH SHAREHOLDERS
The Company acknowledges the importance of maintaining a purposeful relationship with its investors. The Chairman and all executive Directors hold briefing meetings with financial analysts and institutional shareholders, including presentations following the interim and final results announcements, and their views are communicated to the Board.

In addition, business and market briefings are held periodically to ensure that the analysts and investing community receive a broader view of the Group's operations and the issues faced by the business.

The non-executive Directors, and in particular the senior independent Director, are available to meet with shareholders on request. The Board, including the non-executive Directors, has access to the services of Makinson Cowell, which provides independent advice concerning the relationship between the Company and its institutional investors. In addition to providing regular written reports to the Board, in May 2005 Makinson Cowell gave a presentation to the Board on shareholder perceptions of the Company following interviews with a cross-section of large UK institutions.

The principal communications with private investors are through the Company's website (www.misys.com), the annual report and financial statements, the interim report and the AGM. All the Directors aim to attend the AGM, which provides shareholders with the opportunity to question the Chairman and the Board. The Company responds as necessary to enquiries from individual shareholders on a wide range of issues.

The financial and other information, including presentations to analysts and investors in audio and text formats, is made available on the Company's website. Further details are contained in the Investor information section on page 77.

AUDITORS' INDEPENDENCE
The Company has reviewed its relationships with its auditors, PricewaterhouseCoopers LLP, and concluded that there are sufficient controls and processes in place to ensure the required level of independence.

INTERNAL CONTROL
In line with best practice identified in the Turnbull guidance, the following section summarises the Group's system of internal control which compromises a number of distinct individual processes and procedures which, when taken together, provide a reasonable, but not absolute, assurance against material mis-statement or loss.

RISK MANAGEMENT
A comprehensive risk management process has been developed that identifies, evaluates and manages the key business, operational, financial and compliance risks that are considered to be important both from an overall Group and individual business perspective. The process involves each division regularly reviewing the most important risks to which the business is exposed and the control processes in place that manage and/or mitigate the potential exposure to those risks.

The business risks and controls are then evaluated and approved by the Group Operating Board which determines which risks, in their opinion, are the most significant to the Group overall. Senior executives are given responsibility to deal with any items requiring action and to report regularly on progress. The risks, identified controls and progress against any actions are then reported to the Audit Committee.

FINANCIAL MONITORING AND REPORTING
Detailed financial budgets are prepared annually by the business units and culminate in a projection of anticipated profits, cash flow and potential investments for the Group. The Board formally approves the Group budget. In addition to the budgets, forecasts covering the next twelve months trading are prepared and updated quarterly. Actual performance, as reported internally in monthly financial statements and key performance indicators, is then compared with the control budget and latest forecasts on a monthly basis. There is a high emphasis placed on cash generation with cash flows and balances monitored at business, divisional and Group level by a system of weekly and monthly cash reports. Treasury and taxation policies are reviewed at least annually and are themselves subject to regular reporting to the Board.

AUTHORITY LEVELS
Defined levels of authority at Group, divisional and business unit level are established for the approval of major development projects, contractual and other commitments of a revenue nature and capital expenditure. Authority levels are reviewed regularly and approved by the Group or divisional Board as appropriate.

INVESTMENT APPRAISAL
Potential capital investment or acquisition opportunities are reviewed rigorously against the Group's standards for investment return, growth potential and normal terms and conditions before contractual commitment.

SYSTEM OF OPERATING UNIT CONTROL PROCEDURES
Business unit performance and internal control are monitored by regular Board and management meetings, which are attended by Misys executive and divisional Directors. Financial controls and procedures are detailed in a Group Finance Manual, which is circulated to all business units, regularly updated, and published on the Group's intranet. Written confirmation of compliance with internal financial control policies is obtained from the finance directors and general managers of the operating units. In addition, compliance with the Group's policies and procedures is monitored by means of regular visits to operating units by the Group's financial management.

INTERNAL AUDIT
The internal audit function, through a structured review process, assesses at operating unit level, the key financial controls and compliance with the Group's policies and procedures. The central Group functions, including Group Treasury, are also reviewed as part of internal audit's work plan. The Audit Committee regularly reviews the work plan and key findings of the internal audit process.

The process and systems described above have been in place during the financial year ended 31 May 2005 and up to the date of the approval of the Annual Report and Financial Statements. The Directors acknowledge that they have overall responsibility for the Group's system of internal control and for reviewing its effectiveness and confirm that they have reviewed its effectiveness.

On behalf of the Board

Dan Fitz
General Counsel and Company Secretary

29 July 2005

Remuneration report for directors

The Remuneration report from page 34 up to and including 37 is unaudited. The disclosures on pages 38 to 43 have been audited.

This report has been prepared by the Remuneration Committee (the Committee) and approved by the Board. It has been drawn up in accordance with the Combined Code on Corporate Governance, Schedule 7A to the Companies Act 1985 and the UK Listing Authority Listing Rules.

This report will be put to shareholders for approval at the Annual General Meeting on 13 September 2005.

THE COMMITTEE

The members of the Committee during the year were:

> Sir Dominic Cadbury (Committee Chairman)
> Tony Alexander
> Ian Dyson
> George Farr
> Robert Ingram
> Al-Noor Ramji (appointed 1 February 2005)
> Dr Jürgen Zech

All members of the Committee are independent non-executive Directors.

The Committee is responsible for determining the policy on remuneration for the executive Directors and other senior executives. It sets the individual remuneration of the executive Directors and approves the grant to them of options and awards under the Company's discretionary share incentive plans. The Committee also sets the broad policy for share incentive grants to less senior executives. Going forward, these will normally be under the Share Award Plan approved by shareholders at the 2004 AGM.

The Committee has the flexibility to use different sources of external advice as appropriate. During the year the Committee has consulted New Bridge Street Consultants LLP, remuneration consultants, for information on market practice and advice on policy and Pinsent Masons, legal advisers. In addition, the Committee has had access to advice from the Group Human Resources Director, the Company Secretary and the Chairman. None of these participated in discussions relating to their own remuneration.

During the year, the Committee has met on six occasions and participants attended either in person or by telephone.

EXECUTIVE REMUNERATION: GUIDING PRINCIPLES

The Committee meets regularly to determine how best to implement the appropriate compensation strategies for executive Directors and other senior executives, whilst at the same time administering and applying the rules of the various plans. In setting the current policy the Committee continues to be guided by the following principles which aim to ensure a strong link between performance and reward within an appropriate cost framework:

> salaries should be targeted at no greater than median for the relevant market;

> reinforcing a pay-for-performance culture, bonuses are targeted at a maximum of 150% of salary, but will carry stretching, measurable performance targets. These may be based on Group, divisional or, where appropriate in specific circumstances, individual performance. The Company conducts a rigorous annual review of its various businesses and markets, resulting in challenging budget targets being set. The Committee then establishes annual bonus performance targets with reference to this budget target;

> up to 50% of executive Directors' annual bonus may be deferred, for up to two years, and satisfied in shares, absent special circumstances;

> operating within a limit restricting dilution to 10% of issued share capital over 10 years, awards over new shares of no more than 2% of issued share capital may be made in any year (barring special circumstances), ensuring phasing of awards smoothly over 10 years;

> although the plans allow option grants of up to 400% of salary, bearing in mind other elements of the compensation package, the Committee believes that, in the current climate, grants of market value options should be more in the region of 100% of salary, with LTIP awards being limited to no more than 100% of salary;

> options are only exercisable if stretching long-term earnings per share (EPS) growth targets are achieved. These are reviewed annually prior to each grant by the Committee to ensure they remain appropriately stretching. Stretching total shareholder return (TSR) conditions are attached to LTIP awards, which reward long-term stock market out performance. This approach ensures there is a balance in long-term performance measures between growth in profitability (EPS) and stock market out performance (TSR);

> we do not re-test targets attached to share incentives; the Committee determines the extent to which targets have been met after taking such independent external advice as it considers appropriate and any option or award that fails the relevant performance hurdle will lapse;

> the Committee applies a policy encouraging executive Directors to build and maintain over time a shareholding in the Company equivalent to at least 100% of basic salary. For current executive Directors this is expected to be achieved within three to five years of the policy's introduction in 2004.

Dominic Cadbury

Sir Dominic Cadbury
Chairman, Remuneration Committee

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

Misys is one of the world's largest independent applications software product groups. The Committee aims to provide remuneration packages that are appropriate to the needs of a global software business.

The Committee has once again reviewed executive remuneration policy and is satisfied that it continues to be appropriate, so there is no alteration from the policy described in the Committee's 2004 report. The key points are:

> the packages must be competitive within the software industry and in the markets in which Misys recruits;

> a significant proportion of total remuneration will be performance-related and therefore 'at risk';

> basic salaries and benefits will continue to be targeted at the market median for executive Directors for the country in which the executive Director is based;

> annual bonus will be targeted to the annual growth plans of the relevant business(es) and part will normally be deferred to aid retention;

> 'on target' bonus will be payable for budgeted performance levels agreed as part of the strict budget-setting process. Maximum payment is only achievable for performance in excess of budget;

> long-term share incentive plans will be subject to challenging sliding-scale targets designed to encourage higher levels of performance. Performance will be measured over a three year period with no re-testing;

> share and cash incentives will be designed to align the interests of executive Directors with those of shareholders;

> performance criteria will be reviewed annually to reflect the executive Director's role and the current business expectations.

However, the Committee's review has identified a specific retention-led issue in relation to Ivan Martin and Tom Skelton, respectively the Chief Executives of the Banking and Healthcare divisions. This issue has arisen in the context of the anticipated separation of Kevin Lomax's current roles of Chairman and Chief Executive within the next two to three years. While a shortlist has not yet been drawn up for the new Chief Executive position, in addition to external candidates, it is very likely to include the two executive Directors named above.

If the Company decides to appoint an internal candidate, only one of these executives would be able to be promoted, but it is critical that the other is retained (and that both are retained if an external candidate is appointed). The Healthcare and Banking divisions are critical to the success of Misys and it is important that Tom Skelton and Ivan Martin are retained over this period of management transition to ensure stability and continuity and that they remain focussed on the long-term strategy of their respective divisions, as well as the performance of the Group as a whole.

Accordingly, the Remuneration Committee has identified that in addition to the regular annual incentive package, an additional bespoke one-off incentive arrangement should be introduced to address this particular issue, and that this incentive should have both a strong retention element and a focus on long-term divisional performance.

The proposed Retention Long-Term Incentive Plan (the RLTIP) is subject to shareholder approval and is described more fully in the AGM Notice and related material.

APPROXIMATE EXPECTED VALUE OF FUTURE ANNUAL REMUNERATION PACKAGE.

The intended relative proportions of fixed and variable remuneration are set out below:

Fixed	Performance-related	
Salary	Annual bonus	Long-term share incentives
40%	30%	30%

For this purpose, provision for pensions and benefits in kind have been ignored. The value placed on annual bonus is for 'on-target' bonus and on long-term incentives is an estimate of the expected value.

POLICY ON NON-EXECUTIVE DIRECTORS

Non-executive Directors have letters of appointment. Appointments are for a three year term, which may be extended by mutual agreement. Non-executive Directors are paid a basic annual fee (£35,000) and additional fees for chairing Board Committees (Remuneration Committee and Audit Committee: each £10,000; Nomination Committee: £5,000). There is also flexibility to pay additional fees for special duties (senior independent Director: £20,000). Non-executive Directors are entitled to reimbursement of travel and accommodation costs in connection with the performance of their duties. They are not eligible for pensions or incentives, nor for compensation for early termination of their appointment period.

COMPONENTS OF REMUNERATION PACKAGES

The main components of executive Directors' remuneration are:

BASE SALARY

Having taken independent advice and following the annual review of base salaries in accordance with the remuneration policy, the executive Directors' annual base salaries with effect from 1 June 2005 are shown in the table below:

	From 1 June 2004	From 1 June 2005
J K Lomax	£436,000	£466,000
H Evans	£320,000	£332,800
I Martin	£320,000	£332,800
J P McMahon	£287,000	£298,480
T K Skelton	$492,000	$511,680

Base salary is the only element of the remuneration package which is pensionable. Base salary increases below Board level were broadly in line with inflation in the relevant markets.

ANNUAL BONUS

2004/05 was the first financial year in which the Company's revised annual bonus arrangements, the Misys Senior Executive Bonus Plan, operated. This replaced the Annual Award Plan under which the last Matching Share Awards (made in respect of annual bonus for 2003/04) have now been made.

Remuneration report for directors continued

The Committee has exercised its discretion to require deferral of 50% of the bonus amount for two years, subject to continuing employment. The Committee has also directed that the deferred element be satisfied in shares rather than cash. The bonus targets for 2005/06 will relate to Group operating profit targets and, where appropriate, divisional operating profit targets, drawn from the management accounts. As in previous years, the targets will be set so that the performance level required to achieve maximum bonus is stretching.

The level of bonus maximum of 150% of base salary is unchanged from 2004/05.

DISCRETIONARY SHARE OPTIONS

For 2005/06, the Committee has decided that the normal value of options granted to executive Directors will not exceed 100% of basic salary. This policy remains unchanged from 2004/05.

The Committee reviews each year whether the performance targets continue to be appropriate. The targets to be applied to executive Directors' share options granted in financial year 2005/06 will be based on a compound annual growth in adjusted earnings per share over a fixed three year period on a tiered basis.

Tier of grant by reference to basic salary	Annual compound growth for tier to be exercised
Up to 50%	RPI + 3%
51% to 100% (pro-rata on a straight-line basis)	RPI + 3% to 6%

Options normally lapse upon cessation of employment. In circumstances specified in the rules, leavers may retain their options until the performance target is determined; exercise will normally be permitted on a time apportioned basis within a specified period.

LONG-TERM SHARE INCENTIVE PLAN

Executive Directors may be granted the right to acquire shares, free of charge, if performance targets are met. The policy continues to be that the normal grant level will not exceed 100% of basic salary.

Performance criteria are reviewed each year by the Committee to ensure they remain appropriately stretching. Following this review it is not proposed to change the targets for 2005/06 awards from previous years. The performance criteria applied to long-term incentive awards to executive Directors in financial year 2005/06 will be based on Total Shareholder Return (TSR) over a fixed three year period. The Company's TSR performance will be measured relative to that of the top 30 Tech Mark companies, ranked by market capitalisation. Awards will only vest if the Committee is satisfied that the Company's TSR over the performance period is a genuine reflection of the Company's underlying financial performance.

TSR Performance Ranking	% of Award Receivable
Top quartile	100%
Between median and top quartile	pro rata between 30% and 100%
Median	30%
Below median	zero

PERFORMANCE GRAPH

The graph below measures the Company's TSR performance over a five year period as required by the Companies Act. This is compared against the TSR performance of the FTSE TechMark All-Share Index. The Directors believe this is the most appropriate broad equity market index against which TSR should be measured because it is made up of companies in similar markets and geographic locations to Misys.

In view of the volatility of the sector, an additional graph is provided to illustrate the Company's relative longer term performance.


£150
£100
£50
15 June 2000
15 June 2001
15 June 2002
15 June 2003
15 June 2004
15 June 2005
Misys Return Index
Techmark All-Share Index
Misys Share Price

This graph looks at the value, by the end of May 2005, of £100 invested in Misys over the last five financial years compared with the value of £100 invested in the FTSE Techmark All-Share Index. To produce a 'fair value', each point is an average of the return index over a 30 day period around the year-end.


£700
£500
£300
£100
1 Jan 1996
15 June 1996
15 June 1997
15 June 1998
15 June 1999
15 June 2000
15 June 2001
15 June 2002
15 June 2003
15 June 2004
15 June 2005
Misys Return Index
Techmark All-Share Index

This graph looks at the value, by the end of May 2005, of £100 invested in Misys compared with the value of £100 invested in the FTSE Techmark All-Share Index since 1 January 1996 (the earliest data for which published data for the Techmark Index exists). To produce a 'fair value', each point is an average of the return index over a 30 day period around the year-end.

PENSIONS

UK based executive Directors benefit from Company contributions ranging from 20% to 40% of basic salary. Contributions are either paid to the Company's defined contribution pension plan or as an allowance for use in their personal pension arrangements. T K Skelton receives a company contribution of 20% of basic salary. Additionally the Company continues to contribute to the existing employee pension arrangements for T K Skelton under the Group's retirement savings plan in the US.

OTHER BENEFITS

Executive Directors are entitled to a car allowance. They benefit from private health insurance and life insurance cover. They are also eligible to participate in the savings-related share option schemes operated in the UK and overseas, on the same terms as other employees.

EXECUTIVE DIRECTORS' SERVICE CONTRACTS

The contract for each of the executive Directors provides that either the Director or the Company may terminate the employment by giving 12 months' written notice. There is no contractual obligation to pay any sum in lieu of notice or by way of compensation or damages. Any severance payment would normally be based on net pay and benefits for any unexpired notice period, in the expectation that the Director will make reasonable attempts to mitigate his loss.

DIRECTORS' CONTRACTS

The contractual arrangements with each executive and non-executive Director who served in the year are summarised below.

	Date of current contract/letter of appointment	Notice period	Expiry date/unexpired term of contract/appointment letter
J K Lomax	26 July 2002	12 months	At end of 12 months' notice period or at age 60 if earlier
H Evans	17 July 2002	12 months	At end of 12 months' notice period or at age 60 if earlier
I Martin	17 July 2002	12 months	At end of 12 months' notice period or at age 60 if earlier
J P McMahon	17 July 2002	12 months	At end of 12 months' notice period or at age 60 if earlier
T K Skelton	18 July 2002	12 months	At end of 12 months' notice period
Sir Dominic Cadbury	13 March 2000		Reappointed for a further three year term expiring at 2006 AGM
A G L Alexander	1 May 1996		Initial appointment for two years extended by mutual agreement
I Dyson	1 October 2003		Initial appointment to 2006 AGM, renewable for a further three year term by mutual agreement
G L Farr	17 June 1998		Initial appointment for two years extended by mutual agreement
R A Ingram	3 December 2001		Initial appointment to 2005 AGM, renewable for a further three year term by mutual agreement
A Ramji	25 January 2005		Initial appointment to 2008 AGM, renewable for a further three year term by mutual agreement
Dr J Zech	19 September 2002		Initial appointment to 2005 AGM, renewable for a further three year term by mutual agreement

Remuneration report for directors continued

DIRECTORS' EMOLUMENTS

The amounts payable by the Company to each Director for financial year 2004/05 are set out below.
These figures exclude share benefits, which are shown separately. No Director has waived any emoluments.

All figures in £	Base salary/fee(i)	Bonus(ii)	Benefits in kind(iii)	Car allowances(iv)	Total 2005 (or from date of appointment)	Total 2004	Pension contributions 2005	Pension contributions 2004
J K Lomax	436,000	542,000	5,384	21,600	**1,004,984**	435,523	**174,400(v)**	170,000
H Evans	320,000	398,000	2,819	14,500	**735,319**	329,505	**128,000(vi)**	124,800
I Martin	320,000	256,000	32,436	7,249	**615,685**	424,015	**83,200(vi)**	81,120
J P McMahon	287,000	356,000	2,198	14,500	**659,698**	297,055	**57,400**	56,000
T K Skelton(vii)	264,715	304,157	635	6,456	**575,963**	380,944	**61,623(vi)**	63,922
Sir Dominic Cadbury	65,000	–	–	–	**65,000**	56,250	**–**	–
A G L Alexander	38,333	–	–	–	**38,333**	36,250	**–**	–
I Dyson	41,666	–	–	–	**41,666**	22,083	**–**	–
G L Farr(vii)	40,000	–	–	–	**40,000**	34,166	**–**	–
R A Ingram(vii)	35,000	–	–	–	**35,000**	32,083	**–**	–
A Ramji*	11,666	–	–	–	**11,666**	–	**–**	–
Dr J Zech	35,000	–	–	–	**35,000**	32,083	**–**	–
R K Graham**	–	–	–	–	**–**	261,085	**–**	60,200
J G Sussens***	–	–	–	–	**–**	476,873	**–**	126,800
Total	1,894,380	1,856,157	43,472	64,305	**3,858,314**	2,817,915	**504,623**	495,912

* appointed 1 February 2005
** retired 31 December 2003
*** retired 31 May 2004

(i) A G L Alexander received an additional fee at the rate of £10,000 p.a. for the period 1 June 2004 to 28 September 2004 in respect of his chairmanship of the Audit Committee. I Dyson took over the Chairmanship with effect from 28 September 2004 and received that additional fee for the period commencing on that date.

(ii) Half of the bonus is payable in cash and half is deferred for two years to be satisfied in shares. The performance conditions for the 2004/05 Annual Bonus Plan for J K Lomax, H Evans and J P McMahon were based on a range of normalised EPS targets set at the beginning of the financial year under review. The targets required to be achieved in 2005 were a range of 5% to 12% above the 2004 normalised EPS figure. The bonuses disclosed above were paid on the basis of normalised EPS growth being 10.6%. For I Martin and T K Skelton 50% of the bonus was paid on the basis of the same normalised EPS targets as for Group-based executives, while 50% of the bonus related to the achievement of divisional-based operating profit targets as set by the Committee. I Martin and T K Skelton each earned a partial bonus against the achievement of these targets. The calculation of normalised EPS is on the same basis as adjusted EPS but incorporated earnings at constant exchange rates and after charging tax at the standard UK rate.

(iii) *Benefits in kind include all taxable benefits arising from employment by the Company, namely car fuel provision, private healthcare and use of* home telephone and the cost of providing additional lump sum life cover. I Martin's total includes costs associated with the provision of rented accommodation in connection with his duties.

(iv) Car allowances are the only expense allowances.

(v) During the year an amount of £51,883 was accrued in relation to the interest earned on the one-time pension amounts (as disclosed in the 2002 Report and Accounts).

(vi) The total for H Evans is an allowance to enable him to contribute to personal pension arrangements. The total for I Martin includes an allowance equivalent to 6% of base salary to enable him to make personal pension arrangements in addition to the Company's pension plan. These pension allowances form part of the Directors' total emoluments for the purpose of disclosure under the Companies Act 1985. Therefore, the total of such emoluments is £4,011,357 (2004: £2,961,435). The amount for T K Skelton includes an accrual equivalent to 20% of base salary for personal pension arrangements.

(vii) Payments made to T K Skelton, G L Farr and R A Ingram were made in US$ and have been converted using the rate US$1.8586 = £1.

(viii) R K Graham remained a part-time employee until 31 December 2004. During the period 1 June 2004 to 31 December 2004 Mr Graham received no salary or allowances but did receive benefits in kind (private car fuel, permanent health insurance, private healthcare and life assurance cover) totalling £3,453. He received a severance payment of £30,000 in January 2005. An amount of £26,374 was accrued in relation to the interest earned on the one-time pension amounts (as disclosed in the 2002 Report and Accounts).

(ix) J G Sussens remained an employee until 31 May 2005. During the period 1 June 2004 to 31 May 2005 he received no salary or allowances but did receive benefits in kind (private car fuel, private healthcare and life assurance cover) totalling £3,217. An amount of £45,762 was accrued in relation to the interest earned on the one-time pension amounts (as disclosed in the 2002 Report and Accounts).

(x) P S S Macpherson retired from the Board on 1 October 2002 and remained an employee until 30 November 2004 but has received no salary since 29 July 2003. During the period 1 June 2004 to 30 November 2004 he received no salary or allowances but did receive benefits in kind (private healthcare and life assurance cover) totalling £482. He received a severance payment of £30,000 in December 2004. An amount of £26,808 was accrued in relation to the interest earned on the one-time pension amounts (as disclosed in the 2002 Report and Accounts).

EXTERNAL DIRECTORSHIPS

The Company recognises that executive Directors may broaden their experience by serving as non-executive Directors of other companies and they are permitted to accept such appointments by prior agreement with the Board. It is normal practice for executive Directors to retain fees received for non-executive appointments. J K Lomax served as a non-executive Director of Marks and Spencer Group plc and Chairman of its Audit Committee during the financial year for which he received a fee of £60,000.

SHARE OPTIONS AND LONG-TERM INCENTIVE PLAN

The executive Directors hold options granted under Misys' current share plans and under the share plans which were operated previously. I Martin, J P McMahon and T K Skelton each also hold options granted before their appointment to the Board.

The performance criteria that applied to options granted and Long-term Incentive Plan awards made in 2004/05 are the same as those proposed for grants in 2005/06, described on page 36 above.

The options held by each executive Director over shares in the Company is summarised below.

			AT 1 JUNE 2004		AT 31 MAY 2005		EXERCISABLE	
	(i)	Plan Name	Number	Weighted average exercise price	Number	Weighted average exercise price	From	To
J K Lomax	b	87 ESOS Perf	95,615	94.71p	–	–	–	–
	a	1998 Unapproved-TI(ii)	509,625	257.24p	402,000	264.00p	24-Jul-06	24-Jul-13
	b	1998 Unapproved-TI(ii)	407,000	205.00p	656,142	193.61p	25-Jul-05	29-Jul-14
	b	AAP(iii)	77,082	0.00p	77,082	0.00p	24-Jul-05	24-Jul-10
	b	LTIP(iv)	552,780	0.00p	608,663	0.00p	25-Jul-05	29-Jul-12
	b	Savings related	6,681	275.00p	5,062	140.00p	1-Oct-07	31-Mar-08
H Evans	a	89 ESOP	6,660	450.16p	6,660	450.16p	12-Feb-01	12-Feb-08
	a	91 ESOS	93,340	450.16p	93,340	450.16p	12-Feb-03	12-Feb-08
	a	1998 Unapproved-TI(ii)	356,500	258.48p	295,000	264.00p	24-Jul-06	24-Jul-13
	b	1998 Unapproved-TI(ii)	350,000	205.00p	532,857	194.71p	25-Jul-05	29-Jul-14
	b	AAP(iii)	49,318	0.00p	49,318	0.00p	24-Jul-05	24-Jul-10
	b	LTIP(iv)	361,458	0.00p	426,892	0.00p	25-Jul-05	29-Jul-12
	b	Savings related	6,681	275.00p	5,062	140.00p	1-Oct-07	31-Mar-08
I Martin	b	1998 Approved-TII(v)	16,666	180.00p	16,666	180.00p	3-Feb-06	3-Feb-13
	a	1998 Unapproved-TI(ii)	295,000	264.00p	295,000	264.00p	24-Jul-06	24-Jul-13
	b	1998 Unapproved-TI(i)	225,000	205.00p	407,857	191.55p	25-Jul-05	29-Jul-14
	b	1998 Unapproved-TII(v)	433,334	180.00p	433,334	180.00p	3-Feb-06	3-Feb-13
	a	Retention Option(vi)	104,100	317.00p	104,100	317.00p	23-Nov-04	23-Nov-11
	b	AAP(iii)	146,080	0.00p	182,674	0.00p	9-Oct-03	29-Jul-11
	b	LTIP(iv)	240,132	0.00p	422,989	0.00p	25-Jul-05	29-Jul-12
	b	Savings related	4,438	193.34p	4,438	193.34p	1-Oct-05	31-Mar-07

Remuneration report for directors continued

	(i)	Plan Name	AT 1 JUNE 2004 Number	Weighted average exercise price	AT 31 MAY 2005 Number	Weighted average exercise price	EXERCISABLE From	To
J P McMahon	b	89 ESOP	13,710	218.71p	**13,710**	**218.71p**	29-Jan-00	29-Jan-07
	b	91 ESOS	88,275	218.71p	**88,275**	**218.71p**	29-Jan-02	29-Jan-07
	a	1998 Unapproved-TI(ii)	265,000	264.00p	**265,000**	**264.00p**	24-Jul-06	24-Jul-13
	b	1998 Unapproved-TI(ii)	205,000	205.00p	**369,000**	**191.67p**	25-Jul-05	29-Jul-14
	a	1998 Unapproved-TII(v)	28,790	434.17p	**28,790**	**434.17p**	27-Nov-01	27-Nov-08
	b	1998 Unapproved-TII(v)	450,000	180.00p	**450,000**	**180.00p**	3-Feb-06	3-Feb-13
	a	Retention Option(vi)	94,637	317.00p	**94,637**	**317.00p**	23-Nov-04	23-Nov-11
	b	AAP(iii)	68,776	0.00p	**44,386**	**0.00p**	25-Jul-05	24-Jul-10
	b	LTIP(iv)	215,816	0.00p	**379,816**	**0.00p**	25-Jul-05	29-Jul-12
T K Skelton	a	1998 Unapproved-TI(ii)	282,000	264.00p	**282,000**	**264.00p**	24-Jul-06	24-Jul-13
	b	1998 Unapproved-TI(ii)	420,000	205.00p	**574,270**	**196.94p**	25-Jul-05	29-Jul-14
	a	1998 Unapproved-TII(v)	47,959	475.64p	**47,959**	**475.64p**	27-Nov-01	2-Aug-09
	b	1998 Unapproved-TII(v)	450,000	180.00p	**450,000**	**180.00p**	3-Feb-06	3-Feb-13
	a	2000 Unapproved-TIII	163,697	343.00p	**163,697**	**343.00p**	26-Jul-02	26-Jul-08
	a	Retention Option(vi)	132,545	317.00p	**132,545**	**317.00p**	23-Nov-04	23-Nov-11
	b	AAP(iii)	88,436	0.00p	**106,680**	**0.00p**	24-Jul-05	29-Jul-11
	b	LTIP(iv)	254,986	0.00p	**409,256**	**0.00p**	25-Jul-05	29-Jul-12
	b	USSPP	12,365	$3.74*	**–**	**–**	–	–

* maximum

(i) The market price on 31 May 2005 was 216.25 per share with a range during the year from 172.25p to 233.25p. The exercise price per share is above market price at year end in cases marked (a) and below in cases marked (b).

(ii) Options marked 'TI' are classed by Misys as 'Type I'. The Committee has set performance conditions for Type I options, based on adjusted earnings per share growth above growth in RPI over a fixed three year period, with targets ranging from 3% to 12% per annum.

(iii) Nil cost options under the Misys Annual Award Plan are not subject to any performance criteria, only employment conditions.

(iv) Nil cost options under the LTIP vested in 2001 at 31.22% of their maximum potential and became exercisable in 3 equal annual tranches three, four and five years after grant. Until 2002 nil cost options under the LTIP were subject to performance targets based on compound growth in adjusted earnings per share. LTIP awards granted in 2003 were subject to targets based on comparative total shareholder return against a comparator group. LTIP awards in 2004 are subject to performance conditions as described on page 36.

(v) Options marked 'TII' are classed by Misys as 'Type II'. The performance condition for Type II options is 15% growth in adjusted earnings per share over a fixed three year period ending 31 May 2005. The performance target was not met at 31 May 2005, and so the options have lapsed on 1 June 2005.

(vi) On 23 November 2001, prior to their appointment to the Board, market value options were granted which vested on 23 November 2004.

Under arrangements existing prior to the adoption of the current plans, executive Directors participated in a number of market value approved and unapproved share option schemes, and in the Misys Share Incentive Programme. All options granted under these prior arrangements have now vested in full. Executive directors have also participated in the Company's savings-related share option schemes or US stock purchase plan on the same basis as other employees.

The options set out above were granted under the Misys share plans current at the time of grant. The options shown with a zero exercise price were granted as nil-cost options under the Misys 1998 Long-term Share Incentive Plan, Misys Annual Award Plan and Misys Share Incentive Plan. All other options were granted at market value.

Movements in the executive Directors' share options during the year are summarised below.

		GRANT IN YEAR[i]		EXERCISED IN YEAR[iii]		LAPSED IN YEAR[iv]	
	Plan name	Number	Exercise price	Number	Exercise price	Number	Weighted average exercise price
J K Lomax	87 ESOS Perf	–	–	95,615 b	94.71p	–	–
	1998 Unapproved Plan – TI	249,142	175.00p	–	–	107,625	232.00p
	1998 LTIP	249,142	0.00p	–	–	193,259	0.00p
	Savings Related	5,062	140.00p	–	–	6,681	275.00p
H Evans	1998 Unapproved Plan – TI	182,857	175.00p	–	–	61,500	232.00p
	1998 LTIP	182,857	0.00p	–	–	117,423	0.00p
	Savings Related	5,062	140.00p	–	–	6,681	275.00p
I Martin	1998 Unapproved Plan – TI	182,857	175.00p	–	–	–	–
	AAP	38,866	0.00p	1,995 a	0.00p	–	–
	AAP	–	–	277 e	0.00p	–	–
	1998 LTIP	182,857	0.00p	–	–	–	–
J P McMahon	1998 Unapproved Plan – TI	164,000	175.00p	–	–	–	–
	AAP	–	–	24,387 e	0.00p	–	–
	1998 LTIP	164,000	0.00p	–	–	–	–
T K Skelton	1998 Unapproved Plan – TI	154,270	175.00p	–	–	–	–
	AAP	52,676	0.00p	34,432 c	0.00p	–	–
	1998 LTIP	154,270	0.00p	–	–	–	–
	USSPP[ii]	831	178.20p	13,196 d	178.20p	–	–

(i) Options were granted on 29 July 2004 at 100% of basic salary, with performance targets as described on page 36.

(ii) The final strike price of the USSPP at vesting on 31 August 2004 was US$2.73, or £1.782. In accordance with the Rules of the plan, because this price was below the original strike price, an additional number of shares could be purchased

(iii) The following information provides the dates on which options were exercised and the market price of the Company's shares on those dates

a	04/08/2004	182.75p
b	06/08/2004	174.25p
c	19/08/2004	180.00p
d	02/09/2004	181.75p
e	13/10/2004	201.25p

(iv) Market price options granted to executive Directors in 2001 failed to satisfy the minimum performance criteria required of compound annual growth in adjusted EPS exceeding RPI by a rate of 7% and hence lapsed on 1 June 2004. 1998 LTIP awards granted in 2001 also failed to satisfy the minimum performance criteria required of compound annual growth rate in adjusted EPS of 10% and hence lapsed on 1 June 2004. Savings-related options lapsed as the executive withdrew from these invitations in order to enter into a new savings contract at a lower price.

The aggregate gain on options exercised by executive Directors during the year was £191,773 (2004: £2,077,100)

There have been no changes in executive Directors' share options between 31 May 2005 and 21 July 2005, other than in relation to the 2001 grant of options and LTIP awards. The performance period in relation to these grants ended on 31 May 2005. The minimum performance target for this period was not met and therefore none of the 2001 grants vested and all the options lapsed.

Remuneration report for directors continued

SHARE AWARDS

Movements in the executive Directors' share awards during the year are summarised below.

	Plan	AT 1 JUNE 2004 Number of rights to acquire shares	Awarded in year	Lapsed in year	Vested in year(i)	AT 31 MAY 2005 Number of rights to acquire shares
J K Lomax	MSIP	–	**12,400**	–	**12,400**	–
I Martin	AAP	1,995	–	–	**1,995**	–
	MSIP	–	**5,745**	–	**5,745**	–
	Retention Award(ii)	71,661	–	–	–	**71,661**
J P McMahon	Retention Award(ii)	65,146	–	–	**65,146**	–
T K Skelton	Retention Award(ii)	91,241	–	–	**91,241**	–

(i) During the year, the following awards vested and the participants received their shares as shown in the table below.

(ii) The nil cost Retention Award was made on 23 November 2001, prior to appointment to the Board. The award vested on 23 November 2004.

	Plan	Award date	MV on date of award	Number of shares vested	Date of transfer	MV on date of vesting
J K Lomax	MSIP(iv)	25-Aug-04	176.75p	12,400	25-Aug-04	176.75p
I Martin	AAP(iii)	4-Aug-00	650.00p	1,995	4-Aug-04	182.75p
	MSIP(iv)	24-Sep-04	194.00p	5,745	24-Sep-04	194.00p
J P McMahon	Retention Award	23-Nov-01	315.00p	65,146	22-Apr-05	212.00p
T K Skelton	Retention Award	23-Nov-01	315.00p	91,241	7-Feb-05	232.00p

(iii) Matching awards made in 1999 and 2000 under the Annual Award Plan vest two years after award and, subject to remaining in employment, are transferred in three equal tranches two, three and four years after the award was made. From 2001 Matching awards were granted as nil-cost options and hence appear in the Share Options table on page 39.

(iv) Awards made under the Misys Share Incentive Plan on both 25 August 2004 and 24 September 2004 were in respect of the seven year Loyalty Bonus maturing in 2004/05. Under the provisions of this plan, a participant is entitled to receive one share for every four performance share options originally awarded, and provided those performance shares are retained following exercise until the seventh anniversary of the date of grant.

The aggregate value of share awards to executive Directors which vested during the year and was £349,635 (2004: £271,710).

There have been no changes in Directors' interests in Share Plans between 31 May 2005 and 21 July 2005.

DIRECTORS' INTERESTS IN SHARES

Number of Shares	At 31 May 2005	At 1 June 2004 (or date of appointment if later)
J K Lomax[(i)]	**7,461,403**	7,545,458
H Evans	**97,230**	96,370
I Martin	**245,190**	225,907
J P McMahon	**175,098**	85,562
T K Skelton	**196,720**	88,703
Sir Dominic Cadbury	**150,000**	138,200
A G L Alexander	**64,285**	64,285
I Dyson	**4,612**	4,612
G L Farr	**30,140**	30,140
R A Ingram	**5,000**	5,000
A Ramji	**20,596**	3,762
Dr J Zech	**15,000**	6,000

(i) Included within the total for J K Lomax are 55,358 shares (2004: 42,958) held in the Lomax Charitable Trust.

Awards under the AAP and LTIP are satisfied using shares held in the Misys Employees' Share Trust. As potential beneficiaries of this Trust, the Directors are deemed to have a beneficial interest in the Trust's shares which at 31 May 2005 amounted to 23,020,128 shares.

Options under the Misys ESOP 1989 Share Option Scheme are satisfied using shares held in the Misys Employees' Share Ownership Plan Trust. As the Directors are potential beneficiaries of this Trust, the Directors are deemed to have a beneficial interest in the Trust's shares which at 31 May 2005 amounted to 129,482 shares.

There have been no changes in Directors' interests in the shares of the Company between 31 May 2005 and 21 July 2005.

Approved by the Board

Sir Dominic Cadbury
Chairman, Remuneration Committee

29 July 2005

Profit and loss account for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Turnover	1	**888.4**	899.9
Operating profit	1	**40.6**	30.2
Analysed as:			
Total operating profit pre operating exceptional items and goodwill amortisation		**101.6**	101.7
Operating exceptional items	2	**(8.9)**	(8.0)
Goodwill amortisation	17	**(52.1)**	(63.5)
		40.6	30.2
Non operating exceptional items	2	**(2.7)**	0.4
Net interest payable and similar charges	6	**(9.6)**	(6.3)
Other finance costs	7	**(0.7)**	(1.2)
Profit on ordinary activities before taxation		**27.6**	23.1
Exceptional tax credit in respect of prior years	8	**–**	14.6
Tax on ongoing ordinary activities	8	**(12.8)**	(13.2)
Tax on profit on ordinary activities		**(12.8)**	1.4
Profit on ordinary activities after taxation		**14.8**	24.5
Equity minority interests		**(0.4)**	(0.6)
Profit attributable to shareholders		**14.4**	23.9
Equity dividends	9	**(33.5)**	(34.1)
Retained loss for the financial year	34	**(19.1)**	(10.2)
		pence	pence
Dividends per share	9	**6.84**	6.52

all figures in pence	note	DILUTED 2005	DILUTED 2004	BASIC 2005	BASIC 2004
Earnings per share	10	**2.8**	4.3	**2.9**	4.4
Goodwill amortisation		**10.3**	11.5	**10.4**	11.7
Exceptional items after taxation					
– Cost of regulatory reviews and endowment complaints		**1.8**	1.5	**1.8**	1.5
– Profit on disposal and part disposal of operations		**–**	(0.1)	**–**	(0.1)
– Impairment of assets on the post year end sale of a business		**0.5**	–	**0.5**	–
Exceptional tax credit in respect of prior years		**–**	(2.6)	**–**	(2.7)
Adjusted earnings per share	10	**15.4**	14.6	**15.6**	14.8

i All turnover and operating profit is derived from continuing operations.

ii There is no difference between the profit on ordinary activities before taxation, the retained loss for the financial year, and their historical cost equivalents.

iii Adjusted basic and diluted earnings per share are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and diluted earnings per share figures exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years.

Statement of cash flows for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Net cash inflow from operating activities (see table below)		**89.2**	98.2
Returns on investments and servicing of finance	11	**(9.8)**	(7.0)
Taxation		**(7.2)**	(18.8)
Capital expenditure and financial investment	12	**(9.0)**	(9.2)
Acquisitions and disposals	13	**(8.7)**	(22.0)
Equity dividends paid		**(33.5)**	(33.3)
Net cash inflow before financing		**21.0**	7.9
Financing	14	**(27.0)**	(8.9)
Decrease in cash	16	**(6.0)**	(1.0)

Reconciliation of net cash flow to movement in net debt			
Decrease in cash		**(6.0)**	(1.0)
Cash inflow from movement in borrowings	15	**(20.9)**	(83.4)
Increase in net debt resulting from cash flows		**(26.9)**	(84.4)
Bank loan and finance leases acquired		**-**	(0.7)
Accretion on payment to Cordon Limited	16	**(7.1)**	0.4
Amortisation of issue costs	16	**(0.1)**	(1.1)
Inception of finance leases	16	**(1.1)**	(1.1)
Differences on exchange	16	**(0.4)**	22.9
Increase in net debt		**(35.6)**	(64.0)
Opening net debt		**(183.2)**	(119.2)
Closing net debt	16	**(218.8)**	(183.2)

Net cash inflow from operating activities			
Operating profit		**40.6**	30.2
Goodwill amortisation	17	**52.1**	63.5
		92.7	93.7
Depreciation charge net of (profit) loss on disposal of fixed assets		**9.9**	11.0
Difference between pension charge and cash contributions		**-**	(8.1)
Increase in stocks (including contract work in progress)		**(2.7)**	(2.1)
(Increase) decrease in debtors		**(40.5)**	17.4
Increase (decrease) in creditors and provisions		**34.3**	(22.3)
(Decrease) increase in deferred income		**(6.1)**	4.3
Other non cash movements		**1.6**	4.3
		89.2	98.2

Other non cash movements primarily comprise the profit and loss account charge in relation to the Group's share plans.

Statement of total recognised gains and losses for the year ended 31 May 2005

all figures in £ millions	note	2005	2004
Profit for the financial year		**14.4**	23.9
Exchange adjustments offset in reserves	34	**2.0**	(56.6)
Actuarial (loss) gain recognised in post retirement benefit scheme	30	**(2.5)**	4.8
Movement in deferred tax relating to pension liability	28, 30	**0.8**	(3.9)
Total recognised gains and losses for the financial year		**14.7**	(31.8)

Reconciliation of movements in equity shareholders' (deficit) funds

for the year ended 31 May 2005

		GROUP		COMPANY	
all figures in £ millions	note	2005	2004	2005	2004
Total recognised gains and losses for the financial year		**14.7**	(31.8)	**125.8**	90.6
Equity dividends	9	**(33.5)**	(34.1)	**(33.5)**	(34.1)
New share capital subscribed	34	**1.2**	2.2	**1.2**	2.2
Payments for the purchase of own shares	34	**(52.9)**	(94.5)	**(52.9)**	(94.5)
Movements on investment in own shares	34	**3.1**	2.7	**3.9**	(0.8)
Goodwill written back on disposal		**-**	16.2	**-**	-
(Increase) decrease in cumulative goodwill written off to reserves due to exchange adjustments	34	**(3.1)**	65.7	**-**	-
Net movement in equity shareholders' (deficit) funds		**(70.5)**	(73.6)	**44.5**	(36.6)
Opening equity shareholders' (deficit) funds		**(185.4)**	(111.8)	**110.1**	146.7
Closing equity shareholders' (deficit) funds		**(255.9)**	(185.4)	**154.6**	110.1

Balance sheets at 31 May 2005

all figures in £ millions	note	GROUP 2005	2004	COMPANY 2005	2004
Fixed assets					
Intangible assets – goodwill	17	**165.0**	212.6	**–**	–
Tangible assets	18	**24.9**	25.1	**2.7**	2.8
Investments	19	**4.1**	3.5	**166.5**	139.6
		194.0	241.2	**169.2**	142.4
Current assets					
Stocks (including contract work in progress)	21	**13.0**	10.2	**–**	–
Debtors falling due within one year	22	**163.1**	131.0	**802.7**	617.4
Debtors falling due after more than one year	22	**25.3**	20.4	**0.7**	0.8
Cash at bank and in hand		**101.6**	107.0	**3.7**	5.8
		303.0	268.6	**807.1**	624.0
Creditors falling due within one year					
Loans and overdrafts	24	**(3.1)**	(13.9)	**(54.9)**	(59.3)
Other creditors	25	**(214.2)**	(211.1)	**(449.8)**	(555.8)
		(217.3)	(225.0)	**(504.7)**	(615.1)
Net current assets		**85.7**	43.6	**302.4**	8.9
Total assets less current liabilities		**279.7**	284.8	**471.6**	151.3
Creditors falling due after more than one year	26	**(318.1)**	(276.3)	**(316.2)**	(40.0)
Provisions for liabilities and charges	27	**(90.8)**	(64.4)	**(0.8)**	(1.2)
Deferred income	29	**(117.3)**	(122.1)	**–**	–
Net (liabilities) assets excluding post retirement benefit liabilities		**(246.5)**	(178.0)	**154.6**	110.1
Post retirement benefit liabilities	30	**(6.1)**	(4.5)	**–**	–
Net (liabilities) assets		**(252.6)**	(182.5)	**154.6**	110.1
Capital and reserves					
Called up share capital	33	**5.6**	5.6	**5.6**	5.6
Share premium account	34	**66.5**	65.3	**66.5**	65.3
Capital redemption reserve	34	**0.2**	0.2	**0.2**	0.2
Profit and loss account	34	**(328.2)**	(256.5)	**82.3**	39.0
Equity shareholders' (deficit) funds		**(255.9)**	(185.4)	**154.6**	110.1
Equity minority interests		**3.3**	2.9	**–**	–
		(252.6)	(182.5)	**154.6**	110.1

i There has been a change in presentation of the comparative figures to disclose debtors falling due after more than one year.

ii Notes and related statements forming part of these financial statements appear on pages 51 to 73.

Approved by the Board

Kevin Lomax
Howard Evans

29 July 2005

Accounting policies

ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, in accordance with applicable Accounting Standards, the Companies Act 1985 and the accounting policies set out below.

BASIS OF CONSOLIDATION

The Group's financial statements consolidate the financial statements of Misys plc and its subsidiary undertakings and include the Group's share of net assets and results of associated undertakings.

No profit and loss account is presented for Misys plc as permitted by section 230 (4) of the Companies Act 1985.

Subsidiary undertakings acquired during the year have been included in the financial statements using the acquisition method of accounting from the date of acquisition. Subsidiary undertakings disposed of are included in the financial statements up to the date of disposal. Accordingly, the profit and loss account, statement of total recognised gains and losses and statement of cash flows include the results and cash flows for the period of ownership. Associated undertakings are accounted for using the equity method.

REVENUE RECOGNITION

Turnover represents amounts invoiced to customers for goods and services, net of sales taxes.

Revenue on certain larger composite contracts is recognised on a percentage of completion basis over the period from delivery of the product to customer acceptance. The degree of completion of a contract is measured using the costs incurred to date or milestones reached, depending upon the nature of the individual contract and the most appropriate measure of the percentage of completion. Losses on contracts are recognised as soon as a loss is foreseen by reference to the estimated costs of completion.

For all other contracts, revenue from system sales is recognised when a signed contract exists, delivery to a customer has occurred with no significant vendor obligations remaining and where the collection of the resulting receivable is considered probable. In instances where a significant vendor obligation exists, revenue recognition is delayed until the obligation has been satisfied. No revenue is recognised for multiple deliveries or multiple element products if an element of the contract remains undelivered and is essential to the functionality of the elements already delivered.

Maintenance fees are recognised rateably over the period of the contract. EDI and remote processing services (transaction processing) are recognised as the services are performed.

Revenue from professional services, such as implementation, training and consultancy, is recognised as the services are performed.

Within Sesame, commission revenue received from insurers based on gross premiums written is presented gross of commission payable to Independent Financial Advisers (IFAs) and is recognised when earned. Annual fees received from certain IFAs for industry training, compliance support and access to the Misys network's listing of insurance providers and products are recognised over the relevant subscription period.

RESEARCH AND DEVELOPMENT

Research and development expenditure, including the cost of software products developed in-house, is expensed in the period in which it is incurred.

SHARE INCENTIVE SCHEMES

The intrinsic value of the award under the Group's Share Plans is charged as an operating cost over the period of performance of the employee in respect of which the rights to acquire shares are granted. The effect of uncertainty as to whether any performance criteria will be met is dealt with by estimating the probability of shares vesting.

The Group operates Inland Revenue approved SAYE schemes together with equivalent schemes for overseas employees that allow the grant of share options at a discount to the market price at the date of invitation. The Group and Company do not recognise a compensation charge in respect of these options because they are outside the scope of UITF Abstract 17 (revised 2003) 'Employee Share Schemes'.

PENSIONS

The Group operates a number of defined contribution pension schemes covering the majority of its employees. The costs of these pension schemes are charged to the profit and loss account as incurred. In addition, the Group has a closed funded defined benefit pension scheme in the United Kingdom, as well as a number of other smaller defined benefit arrangements outside the United Kingdom. The remaining active members of the closed UK defined benefit scheme now contribute to a defined contribution section of the scheme. Full independent actuarial valuations are carried out on at least a triennial basis and updated to each balance sheet date. The assets of the schemes are held separately from those of the Group.

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high-quality corporate bond of equivalent term and currency to the liability. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full on the balance sheet net of deferred tax. Any current or past service cost is recognised within operating profit. The net of the expected increase in the present value of the schemes' liabilities, and the Group's long term expected return on its schemes' assets, are included in the profit and loss account as other finance income (costs). Any difference arising from experience or assumption changes and differences between the expected return on assets and those actually achieved are recognised in the statement of total recognised gains and losses.

LEASES

Fixed assets held under finance leases are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to the profit and loss account over the period of the lease. Rentals paid under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

ONEROUS PROPERTY CONTRACTS

Provision for onerous property lease commitments is made based on the Directors' best estimate of the net unavoidable lease payments on these properties, being the difference between the rental due and any income expected to be derived from the properties being sublet. The provisions are discounted at an appropriate rate to take into account the effect of the time value of money.

DEFERRED TAXATION

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less, tax in the future. Resultant deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted, or where there are deferred tax liabilities against which the assets can be recovered.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted at the balance sheet date.

FOREIGN CURRENCIES

The results and cash flows of overseas undertakings are translated into sterling at the average rates of exchange ruling throughout the period. The balance sheets of overseas undertakings are translated into sterling at the rates ruling at the balance sheet dates. Exchange differences arising on consolidation are taken directly to reserves. Assets and liabilities denominated in foreign currencies are converted at the rates of exchange ruling at the balance sheet date or at rates specified in related derivative instruments.

Transactions in foreign currencies are converted at the rate ruling at the date of each transaction or at rates specified in related derivative instruments. Exchange differences are included in the profit and loss account where they relate to trading transactions. Exchange differences arising on foreign currency borrowings, to the extent that they are used to provide a hedge against foreign equity investments, are taken directly to reserves, together with the exchange differences on the carrying amount of the related investments.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are used by the Group solely to reduce or eliminate exposure to foreign exchange and interest rate risks. Derivative instruments used include forward currency contracts, currency swaps and interest rate caps. Derivative instruments are considered to be hedges because they are used to reduce the risk profile of an existing underlying exposure in accordance with the Group's risk management policies. When instruments are used for hedging purposes, the Group defers the instrument's impact on profit until it recognises the underlying hedged item in the profit and loss account. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Where forward currency contracts are used to hedge a balance sheet item, the item is translated at the rate of exchange contained within the hedge. Where the instrument is used to hedge against future transactions, gains and losses are deferred until the transaction occurs.

Where an instrument ceases to be a hedge, either as a result of the underlying exposure which it was hedging being extinguished, or because a future transaction is no longer likely to occur, the instrument is cancelled either by termination of the instrument or by matching it against a new exposure. The cost of termination is recognised in the profit and loss account in the period of termination. Where the instrument is matched by a new instrument, both are valued at the appropriate market rate and any resultant gain or loss is recognised in the profit and loss account.

INTANGIBLE ASSETS – GOODWILL

Goodwill on acquisitions comprises the excess of the fair value of the purchase consideration over the fair value of identifiable assets and liabilities acquired. Goodwill arising on acquisitions after 1 June 1998 is recognised within fixed assets in the year of acquisition. Amortisation is calculated on a straight line basis so as to write off the goodwill over its economic life, depending on the nature of the acquisition, for a period not normally exceeding 10 years. Goodwill is denominated in the functional currency of the operating business to which it relates and is retranslated as part of the retranslation of the balance sheets of overseas subsidiaries, with exchange differences taken to reserves.

Goodwill arising on acquisitions prior to 1 June 1998 has been set off against reserves in the year of acquisition as a matter of accounting policy. Merger relief offered by section 131 of the Companies Act 1985, representing the excess of fair value over the nominal value of the shares issued in connection with the acquisition of subsidiary undertakings, was credited to a merger reserve. The merger reserve so created was used to write off goodwill up to the level of the reserve. On disposal of a previously acquired subsidiary undertaking any attributable goodwill previously set off against reserves is written back to reserves brought forward and charged through the profit and loss account.

Accounting policies continued

CONTINGENT CONSIDERATION

Where part or all of the amount of purchase consideration is contingent on future events, the cost of acquisition initially recorded is a reasonable estimate of the fair value of amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments continuing to be made to goodwill until the ultimate outcome is known. These liabilities are reported under provisions for liabilities and charges in the balance sheet.

TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight line basis so as to write off the cost, less estimated residual value of each asset, over its expected useful life. The rates applied from the date of purchase are:

> Freehold and long leasehold property	2% pa
> Short leasehold property	over lease term
> Computer and other equipment	10%-25% pa
> Fixtures and fittings	10%-25% pa

INVESTMENTS

Investments held as fixed assets are stated at cost less provision considered necessary for any impairment.

IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

The need for any tangible fixed asset, goodwill or investment impairment write down is assessed by a comparison of the carrying value of the asset with the higher of net realisable value and value in use. The value in use is determined from estimated discounted future cash flows. Discount rates used are based on the circumstances of the relevant individual businesses.

STOCKS

Stocks and contract work in progress are valued at the lower of cost and net realisable value. In respect of contracts where revenue is recognised on a percentage of completion basis, work in progress represents the costs associated with the ongoing contract plus attributable profits net of amounts invoiced to date, to the extent they are recoverable.

BORROWINGS

Borrowings are initially stated as the 'net proceeds', being the principal loan element, net of issue and finance costs. Issue costs together with finance costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying value of net debt. Accrued finance costs attributable to borrowings where the maturity at the date of issue is less than 12 months are included in accrued charges within creditors due within one year. For all other borrowings, accrued finance charges and issue costs are included in the carrying value of those borrowings.

Notes to the financial statements

01 Segmental analysis

TURNOVER, OPERATING PROFIT (LOSS) AND NET (LIABILITIES) ASSETS BY BUSINESS

all figures in £ millions	TURNOVER 2005	2004	OPERATING PROFIT (LOSS) 2005	2004	NET (LIABILITIES) ASSETS 2005	2004
Banking	**245.0**	240.2	**35.5**	26.9	**(2.4)**	(79.0)
Healthcare	**290.5**	293.6	**20.2**	20.7	**115.7**	130.6
General Insurance	**33.7**	31.2	**15.8**	14.8	**1.5**	–
Sesame	**319.2**	334.9	**(24.6)**	(26.9)	**73.4**	96.3
Group	**–**	–	**(6.3)**	(5.3)	**(440.8)**	(330.4)
	888.4	899.9	**40.6**	30.2	**(252.6)**	(182.5)

Included within operating profit are the following amounts for goodwill amortisation: Banking £8.4m (2004: £11.5m); Healthcare £21.5m (2004: £22.8m); and Sesame £22.2m (2004: £29.2m). A goodwill amortisation charge of £0.7m was made in respect of the current year Banking acquisition. The corresponding goodwill assets included in net (liabilities) assets are: Banking £24.9m (2004: £29.2m); Healthcare £123.8m (2004: £144.9m); and Sesame £16.3m (2004: £38.5m).

Included within the current year Group expenses is income of £2.7m (2004: £2.7m) arising on the disposal of the final one third of the warrants held in relation to WebMD common stock (note 23).

Included within the results of Sesame are revenues of £6.4m (2004: £7.6m) and operating profit of £0.9m (2004: £1.4m) in respect of AssureWeb Limited which was disposed of on 7 July 2005.

The operating loss in Sesame, and the United Kingdom, includes £0.8m (2004: £1.4m) income from fixed asset investments. In addition, the operating loss of Sesame includes operating exceptional costs of £8.9m (2004: £8.0m), as described more fully in note 2.

TURNOVER BY LOCATION OF OPERATIONS

all figures in £ millions	TOTAL TURNOVER 2005	2004	INTER-LOCATION TURNOVER 2005	2004	EXTERNAL TURNOVER 2005	2004
United Kingdom	**452.9**	462.1	**36.2**	33.8	**416.7**	428.3
Rest of Europe	**92.0**	87.4	**0.7**	0.8	**91.3**	86.6
Asia Pacific	**20.4**	28.6	**–**	0.1	**20.4**	28.5
Americas	**362.7**	363.2	**20.0**	21.3	**342.7**	341.9
Other	**17.3**	14.6	**–**	–	**17.3**	14.6
	945.3	955.9	**56.9**	56.0	**888.4**	899.9

OPERATING PROFIT (LOSS) AND NET (LIABILITIES) ASSETS BY LOCATION OF OPERATIONS

all figures in £ millions	OPERATING PROFIT (LOSS) 2005	2004	NET (LIABILITIES) ASSETS 2005	2004
United Kingdom	**6.4**	(12.0)	**(367.6)**	(245.0)
Rest of Europe	**5.3**	8.1	**(19.7)**	(95.4)
Asia Pacific	**(4.8)**	1.7	**0.3**	0.8
Americas	**31.4**	29.3	**132.5**	155.1
Other	**2.3**	3.1	**1.9**	2.0
	40.6	30.2	**(252.6)**	(182.5)

Notes to the financial statements continued

01 Segmental analysis continued

Included within operating profit are the following amounts for goodwill amortisation: United Kingdom £24.7m (2004: £32.3m); Rest of Europe £nil (2004: £2.1m); Asia Pacific £0.1m (2004: £0.3m); and Americas £27.3m (2004: £28.8m). The corresponding goodwill assets included in net (liabilities) assets are: United Kingdom £20.2m (2004: £40.8m); Asia Pacific £nil (2004: £0.1m); and Americas £144.8m (2004: £171.7m).

The Directors consider that turnover by destination, the number of its employees by location and the analysis of turnover by type and by business aids the understanding of the Group's global activities. These are as follows:

TURNOVER BY DESTINATION AND NUMBER OF EMPLOYEES BY LOCATION OF OPERATIONS

	TURNOVER BY DESTINATION		EMPLOYEES (AVERAGE)	
	2005 £m	2004 £m	2005 number	2004 number
United Kingdom	**388.6**	414.6	**1,822**	1,928
Rest of Europe	**95.2**	84.1	**430**	473
Asia Pacific	**26.9**	33.5	**679**	518
Americas	**345.4**	340.2	**3,025**	3,006
Other	**32.3**	27.5	**551**	518
	888.4	899.9	**6,507**	6,443

ANALYSIS OF REVENUE BY TYPE AND BY BUSINESS

all figures in £ millions	Banking	Healthcare	General Insurance	Sesame	2005 Total
ILF	**72.1**	**56.6**	**2.0**	**–**	**130.7**
Maintenance	**115.5**	**108.6**	**11.9**	**2.8**	**238.8**
Transaction Processing	**9.3**	**65.1**	**13.6**	**310.0**	**398.0**
Professional Services	**47.8**	**29.6**	**3.9**	**6.4**	**87.7**
Hardware	**0.3**	**30.6**	**2.3**	**–**	**33.2**
	245.0	**290.5**	**33.7**	**319.2**	**888.4**

all figures in £ millions	Banking	Healthcare	General Insurance	Sesame	2004 Total
ILF	64.5	57.7	1.3	0.9	124.4
Maintenance	118.7	107.9	11.3	4.3	242.2
Transaction Processing	11.4	71.1	11.9	322.0	416.4
Professional Services	45.2	28.0	3.8	7.7	84.7
Hardware	0.4	28.9	2.9	–	32.2
	240.2	293.6	31.2	334.9	899.9

02 Exceptional items

OPERATING EXCEPTIONAL ITEMS

all figures in £ millions	2005	2004
Estimated costs and redress payments associated with future endowment complaints	10.0	–
Estimated costs and redress payments associated with the initial phase of a regulatory review of past sales of structured capital at risk products	2.8	–
Estimated costs and redress payments associated with a regulatory review of a former network member	(3.9)	8.0
	8.9	8.0

The operating exceptional items relate to Sesame.

FUTURE ENDOWMENT COMPLAINTS

The operating exceptional charge of £10.0m is the estimated costs and redress payments in respect of endowment complaints that are anticipated to be received in the future as described more fully in notes 27 and 32. Given its size, this charge has been treated as an operating exceptional item.

REGULATORY REVIEW OF STRUCTURED CAPITAL AT RISK PRODUCTS

The operating exceptional charge of £2.8m is the estimated costs and redress payments arising from the reassessment of the past conclusions reached on complaints received in respect of sales of structured capital at risk products. This reassessment forms part of a regulatory review which is described more fully in notes 27 and 32. These costs have been treated as an operating exceptional charge given their size and because the majority of sales were made before Misys acquired the relevant member network.

FORMER NETWORK MEMBER REVIEW

In the prior year an operating exceptional item of £8.0m was charged to the profit and loss account representing the estimated additional costs and redress payments associated with a regulatory review of one former network member of Sesame Limited (formerly Kestrel Financial Management Limited). During the year Sesame and the FSA have reached agreement on how this review should proceed and this work is well advanced. As a result the estimated additional costs, including an FSA fine of £0.3m, and redress payments associated with the review have been recalculated resulting in a credit of £3.9m in the current year.

There was a cash outflow of £0.2m (2004: £nil) in respect of the operating exceptional items in the year.

NON OPERATING EXCEPTIONAL ITEMS

In the current year a non operating exceptional charge of £2.7m has been made in relation to the impairment of the assets of AssureWeb Limited which was disposed of on 7 July 2005. There was no cash outflow in respect of this item in the year.

In the prior year a profit on the disposal and part disposal of operations of £0.4m was made relating to the disposal of the Misys Securities Trading Systems and certain parts of the Misys Asset Management Systems businesses and the part disposal of AssureWeb Limited. The cash inflow on these items in the year was £0.2m (2004: £18.7m), net of expenses and cash disposed of with the businesses.

03 Operating costs

all figures in £ millions	2005	2004
Cost of sales	603.1	619.0
Occupancy costs	41.7	43.3
Sales and marketing costs	64.4	61.7
Administrative expenditure	67.5	69.1
Other operating charges	19.0	13.1
Goodwill amortisation	52.1	63.5
	847.8	869.7

The Directors consider that the nature of the Group's business is such that the analysis of operating costs shown above is more informative than that required by the Companies Act 1985.

Included within administrative expenditure is the remuneration of the auditors for Group audit services of £1.0m (2004: £0.9m). In addition, other fees paid to the auditors, principally in respect of work such as international corporation and sales tax advice, totalled £0.9m (2004: £1.3m), including £0.7m (2004: £0.9m) within the United Kingdom.

Notes to the financial statements continued

03 Operating costs continued

Included within operating costs are operating lease charges of £15.6m (2004: £17.7m) in relation to land and buildings and £1.4m (2004: £1.8m) in relation to plant and machinery.

A depreciation charge of £10.1m (2004: £11.0m) is included within operating costs.

Included within cost of sales is research and development expenditure of £90.7m (2004: £88.4m).

04 Share plans

At 31 May 2005, options and awards were outstanding in respect of the Company's ordinary shares of 1p each under the following share option and share award plans:

	Number of shares as at 31 May 2005	Market value as at 31 May 2005 £m	Number of shares as at 31 May 2004	Market value as at 31 May 2004 £m	Subscription price	Date normally exercisable
All employee share ownership arrangements (note i)						
The Misys 2001 Sharesave Scheme	**1,724,913**	**3.7**	1,350,460	2.8	140-211p	2005-2008
The Misys 1992 SAYE Share Option Scheme (note ii)	**168,669**	**0.4**	844,495	1.8	244-522p	2005-2007
The Misys Sharesave Compensation Arrangements	**–**	**–**	5,990	–	–	2004
The Misys International Sharesave Plan (2003)	**927,505**	**2.0**	763,093	1.6	152-185p	2006-2008
The Misys 1996 International Share Option Scheme (note ii)	**483,975**	**1.0**	668,058	1.4	212-504p	2005-2007
The Misys 2000 Irish Sharesave Scheme	**144,355**	**0.3**	132,227	0.3	157-504p	2005-2008
The Misys US Stock Purchase Plan 2002	**–**	**–**	1,777,480	3.7	285-374c	2004
The Misys 2001 French Sharesave Scheme	**58,709**	**0.1**	58,709	0.1	167-544p	2006-2008
Executive share option and share award plans						
Current arrangements						
The Misys 1998 Approved Share Option Plan	**312,823**	**0.7**	772,508	1.6	180-1054p	2001-2013
The Misys 1998 Unapproved Share Option Plan	**9,538,847**	**20.6**	11,069,606	23.0	175-1054p	2001-2014
The Misys 2000 Share Option Plan	**29,922,152**	**64.7**	27,964,441	58.2	174-645p	2001-2012
The Misys 1998 Long Term Share Incentive Plan	**2,778,347**	**6.0**	2,592,722	5.4	–	2005-2012
The Misys Share Award and Share Option Plans	**792,887**	**1.7**	1,448,866	3.0	0-317p	2004-2011
The Misys Annual Award Plan (note iii)	**2,402,861**	**5.2**	2,027,465	4.2	–	2003-2011
Discontinued arrangements (note ii)						
The Misys 1987 Share Option Scheme	**68,975**	**0.1**	279,350	0.6	88-95p	1997-2005
The Misys ESOP 1989 Share Option Scheme	**93,150**	**0.2**	115,535	0.2	156-450p	1999-2008
The Misys 1991 Performance Related Share Option Scheme	**640,790**	**1.4**	752,425	1.6	156-450p	2001-2008
The Misys Share Incentive Plan	**–**	**–**	219,022	0.5	–	2000-2004
	50,058,958	**108.1**	52,842,452	110.0		

i Plans offered to all eligible employees within relevant countries. Such plans are described on page 28.

ii Plans under which options or awards are outstanding, but under which no new grants are made.

iii This includes 505,777 (2004: 409,859) shares held by the Trustee to the sole benefit of the participants.

05 Directors and employees

DIRECTORS' REMUNERATION

Details of the Directors' remuneration are given in the auditable part of the Remuneration report for Directors.

EMPLOYEE COSTS

all figures in £ millions	2005	2004
Wages and salaries	**248.5**	252.2
Social security costs	**22.3**	23.8
Pension costs (note 30)	**12.9**	9.5
	283.7	285.5

AVERAGE NUMBER EMPLOYED BY BUSINESS

all figures denote number	2005	2004
Banking	**2,521**	2,629
Healthcare	**2,740**	2,572
General Insurance	**306**	295
Sesame	**884**	888
Group	**56**	59
	6,507	6,443

06 Net interest payable and similar charges

all figures in £ millions	2005	2004
Bank loans and overdraft interest payable	**(6.9)**	(2.2)
Interest on listed bonds	**(6.2)**	(5.7)
Amortisation of issue costs on financing	**(0.1)**	(1.1)
Other interest payable	**(0.2)**	(0.1)
Interest payable and similar charges	**(13.4)**	(9.1)
Interest receivable	**3.8**	2.8
Net interest payable and similar charges	**(9.6)**	(6.3)

The £6.2m (2004: £5.7m) interest paid or payable on the listed bonds comprises the interest payable in respect of the £750m subscription price of £32.7m (2004: £37.1m), the accretion in the value of the £370m payment to Cordon Limited of £25.6m (2004: £28.6m) and the interest on the deposit with Interval Limited of £0.9m (2004: £2.8m). See note 26 for a detailed description of these transactions.

07 Other finance costs

all figures in £ millions	2005	2004
Expected return on pension scheme assets (note 30)	**2.0**	1.5
Interest on pension scheme liabilities (note 30)	**(1.9)**	(1.8)
Unwinding of discount on property provision (note 27)	**(0.8)**	(0.9)
	(0.7)	(1.2)

Notes to the financial statements continued

08 Tax on profit on ordinary activities

TAX ON ONGOING ORDINARY ACTIVITIES

all figures in £ millions	2005	2004
Current tax		
UK corporation tax at 30% (2004: 30%)	**3.1**	2.8
UK prior year items	**(2.4)**	(0.3)
Overseas taxation	**11.7**	10.5
Overseas prior year items	**(0.2)**	(1.1)
Irrecoverable withholding taxes	**1.8**	2.0
Total current tax	**14.0**	13.9
Deferred tax credit (note 28)	**(1.2)**	(0.7)
	12.8	13.2

The tax charge for the current and prior year is higher than the standard rate of UK corporation tax based on profit before tax for the following reasons:

all figures in £ millions	2005	2004
Profit on ordinary activities before taxation	**27.6**	23.1
Tax on profit on ordinary activities at the standard rate of UK tax of 30%	**8.3**	6.9
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation)	**13.1**	15.2
Profits arising overseas which are subject to rates of tax other than the UK standard rate	**(13.8)**	(14.3)
Effects of short term timing differences	**7.8**	7.1
Adjustments to UK tax charge in respect of prior periods	**(2.4)**	(0.3)
UK and overseas research and development tax credits	**(0.6)**	(1.6)
Adjustments to overseas tax charge in respect of prior periods	**(0.2)**	(1.1)
Irrecoverable withholding tax	**1.8**	2.0
Total current tax charge for the year	**14.0**	13.9

The exceptional items have no current tax impact in either year.

EXCEPTIONAL TAX CREDIT IN RESPECT OF PRIOR YEARS
During the prior year there was a £14.6m tax credit arising on the resolution of certain issues that had been subject to overseas tax audits. The tax credit reflected both the release of overseas current tax liabilities of £9.5m, and the establishment of £5.1m of deferred tax assets relating to future tax deductions. This was separately disclosed to provide more comparable and representative information on the ongoing tax on profit on ordinary activities.

09 Equity dividends

all figures in £ millions	2005	2004
Interim paid: 2.56p (2004: 2.44p) per ordinary share	**12.8**	13.4
Final proposed: 4.28p (2004: 4.08p) per ordinary share	**20.7**	20.7
	33.5	34.1

Dividends amounting to £1.6m (2004: £1.2m) in respect of the Company's shares held by an employee share trust have been deducted in arriving at the aggregate of dividends paid and proposed.

10 Earnings per share

Earnings per share (EPS) has been calculated in accordance with FRS 14 'Earnings Per Share', by dividing profit attributable to shareholders by the weighted average number of shares in issue during the year.

Adjusted basic and diluted EPS are presented to provide more comparable and representative information on the continuing and established trading activities. Accordingly, the adjusted basic and diluted EPS figures exclude exceptional items, goodwill amortisation and the 2004 exceptional tax credit in respect of prior years.

all figures in £ millions	2005	2004
Profit attributable to shareholders	**14.4**	23.9
Goodwill amortisation	**52.1**	63.5
Exceptional items after taxation		
– Cost of regulatory reviews and endowment complaints	**8.9**	8.0
– Profit on disposal and part disposal of operations	**-**	(0.4)
– Impairment of assets on the post year end sale of a business	**2.7**	-
Exceptional tax credit in respect of prior years	**-**	(14.6)
Adjusted profit attributable to shareholders	**78.1**	80.4

all figures in millions	2005	2004
Average number of shares in issue	**499.5**	544.2
Share options and awards	**6.3**	6.9
Diluted average number of shares in issue	**505.8**	551.1

11 Returns on investments and servicing of finance

all figures in £ millions	2005	2004
Interest received	**4.0**	2.3
Bank loans and overdraft interest paid	**(4.5)**	(3.1)
Interest on listed bonds	**(7.8)**	(5.5)
Facility arrangement fees	**(1.3)**	-
Dividends paid to minority interests	**-**	(0.6)
Other interest paid	**(0.2)**	(0.1)
Net cash outflow from returns on investments and servicing of finance	**(9.8)**	(7.0)

12 Capital expenditure and financial investment

all figures in £ millions	2005	2004
Purchase of tangible fixed assets	**(9.4)**	(10.5)
Purchase of fixed asset investments	**(0.6)**	(0.5)
Sale of tangible fixed assets	**1.0**	1.8
Net cash outflow from capital expenditure and financial investment	**(9.0)**	(9.2)

Notes to the financial statements continued

13 Acquisitions and disposals

all figures in £ millions	2005	2004
Cash consideration for current year acquisitions (including expenses)	**(4.9)**	(42.7)
Cash consideration for previous years' acquisitions	**(5.0)**	(0.4)
Cash consideration for current year disposals and part disposal of operations (net of expenses)	**–**	22.0
Cash consideration for prior year disposals	**0.2**	0.6
Cash at bank and in hand acquired	**1.0**	2.4
Cash at bank and in hand disposed of	**–**	(3.9)
Net cash outflow from acquisitions and disposals	**(8.7)**	(22.0)

14 Financing

all figures in £ millions	2005	2004
Increase in borrowings	**23.2**	84.1
Capital element of finance leases	**(1.0)**	(0.7)
Payments for the purchase of own shares	**(52.9)**	(94.5)
Share options exercised	**3.7**	2.2
Net cash outflow from financing	**(27.0)**	(8.9)

15 Movement in borrowings

all figures in £ millions	2005	2004
Reduction in funds placed on interest bearing deposit	**45.0**	85.0
Receipt of funds in respect of cross currency swaps	**43.9**	18.9
Repayment of listed bonds	**(318.7)**	(28.2)
Net movements on listed bonds	**(229.8)**	75.7
Repayment of bank loans	**(49.7)**	–
Receipt of bank loans	**304.1**	9.5
Repayment of loan notes	**(1.4)**	(1.1)
	23.2	84.1
Capital issue costs of financing	**(1.3)**	–
Capital element of finance leases	**(1.0)**	(0.7)
Increase in borrowings	**20.9**	83.4

16 Analysis of net debt

all figures in £ millions	At 1 June 2004	Cash flow	Other non cash changes	Differences on exchange	At 31 May 2005
Cash	107.0	(6.0)	–	0.6	**101.6**
Bank loans	(49.7)	(253.1)	(0.1)	(13.3)	**(316.2)**
Loan notes	(3.5)	1.4	–	–	**(2.1)**
Listed bonds	(235.0)	229.8	(7.1)	12.3	**–**
Finance leases	(2.0)	1.0	(1.1)	–	**(2.1)**
Net debt	(183.2)	(26.9)	(8.3)	(0.4)	**(218.8)**

The other non cash changes on listed bonds primarily comprise the accretion on the payment to Cordon Limited of £7.1m and the amortisation of facility arrangement fees of £0.1m (note 26).

17 Intangible assets – goodwill

all figures in £ millions	
Cost	
At 1 June 2004	419.7
Differences on exchange	1.5
Acquisitions	4.2
At 31 May 2005	**425.4**
Amortisation	
At 1 June 2004	207.1
Differences on exchange	1.2
Charge for the year	52.1
At 31 May 2005	**260.4**
Net book value	
At 31 May 2005	**165.0**
At 31 May 2004	212.6

Goodwill arising on acquisitions to date is being amortised on a straight line basis so as to write off the goodwill over its economic life, depending on the nature of the acquisition, for periods not normally exceeding 10 years. The range of economic lives used for accounting purposes is in line with the asset lives typically used internationally by IT product companies for these types of acquisitions, which the Directors believe to be the most appropriate periods.

Goodwill capitalised on acquisitions totalled £4.2m in the year in respect of the current year acquisition, with £0.7m amortisation being charged in relation to this acquisition.

CURRENT YEAR ACQUISITION

Within Banking, the Group acquired IDOM Consulting (UK) Limited on 14 August 2004 for a maximum consideration, including acquisition expenses, of £6.4m. Consideration of £4.9m has been recognised, resulting in goodwill of £4.2m. The consideration is payable in three instalments, and is conditional upon the Company achieving defined performance milestones by 31 May 2006. At the balance sheet date it has not been possible to determine the full extent to which this consideration will become payable and thus only that consideration which has been determinable has been recognised.

The acquisition has contributed turnover of £1.1m and an operating profit of £0.1m in the current year and has been accounted for using the acquisition method of accounting. The fair value table overleaf contains provisional numbers which will be finalised in the 2006 financial statements when further information is available.

Notes to the financial statements continued

17 Intangible assets – goodwill continued

all figures in £ millions	Book value	Accounting policy alignment	Fair value
Tangible fixed assets	0.2	(0.1)	0.1
Stocks	0.1	(0.1)	–
Debtors	0.5	–	0.5
Cash at bank and in hand	1.0	–	1.0
Creditors	(0.8)	(0.1)	(0.9)
	1.0	(0.3)	0.7
Goodwill capitalised			4.2
Fair value of consideration and acquisition expenses			4.9

There were no individually significant accounting policy alignment adjustments.

PRIOR YEAR ACQUISITIONS

Further fair value adjustments have been made in relation to the acquisition of Patient1 ($0.1m decrease) and Loan IQ ($0.1m increase) in the prior year. As a result the net movement on goodwill capitalised is £nil.

18 Tangible assets

all figures in £ millions	Freehold properties	Leasehold properties	Computer and other equipment	Total
Cost				
At 1 June 2004	5.1	5.3	67.8	78.2
Differences on exchange	–	0.1	0.5	0.6
On acquisition of subsidiary undertakings	–	–	0.1	0.1
Additions	–	1.7	8.8	10.5
Disposals	(0.4)	(0.1)	(13.7)	(14.2)
At 31 May 2005	**4.7**	**7.0**	**63.5**	**75.2**
Depreciation				
At 1 June 2004	0.4	2.4	50.3	53.1
Differences on exchange	–	0.1	0.4	0.5
Charge for the year	0.2	1.4	8.5	10.1
Disposals	–	(0.1)	(13.3)	(13.4)
At 31 May 2005	**0.6**	**3.8**	**45.9**	**50.3**
Net book value				
At 31 May 2005	**4.1**	**3.2**	**17.6**	**24.9**
At 31 May 2004	4.7	2.9	17.5	25.1

Included in the above analysis are fixed assets acquired under finance leases, with a net book value of £2.0m (2004: £1.3m) after accumulated depreciation of £1.8m (2004: £0.7m). The net book value of leasehold properties comprises long leasehold £0.3m (2004: £0.7m) and short leasehold £2.9m (2004: £2.2m).

The fixed assets of the Company at a cost of £3.5m (2004: £3.5m) and accumulated depreciation of £0.8m (2004: £0.7m) are included above. The Company made no additions or disposals during the year. The assets are primarily freehold properties.

19 Investments

all figures in £ millions	GROUP Investments	COMPANY Subsidiary undertakings
Cost		
At 1 June 2004	4.5	139.6
Additions	0.6	26.9
At 31 May 2005	**5.1**	**166.5**
Provision for impairment		
At 1 June 2004 and 31 May 2005	**1.0**	**-**
Net book value		
At 31 May 2005	**4.1**	**166.5**
At 31 May 2004	3.5	139.6

The principal subsidiary undertakings of the Company are shown in note 35.

The Group investments primarily comprise investments in US and European Technology Funds. The investments are denominated in US dollars and euros, are non interest bearing and are focused on start up and early stage companies in the Information Technology sector. No market exists for trading in these funds and they are held for long term growth.

The Group has entered into agreements with US and European Technology Funds, whereby these Funds can draw down a maximum of £5.9m to invest in start up and early stage companies in the Information Technology sector. A total of £1.4m of this commitment remains undrawn at 31 May 2005.

20 Commitments

Annual commitments of the Group under non cancellable operating leases:

all figures in £ millions	2005 Land and buildings	2005 Plant and machinery	2004 Land and buildings	2004 Plant and machinery
Expiry within one year	**1.4**	**0.1**	2.1	0.2
Expiry between two and five years	**6.7**	**0.8**	8.4	0.8
Expiry after five years	**8.2**	**-**	7.4	-
	16.3	**0.9**	17.9	1.0

Capital expenditure committed by the Group at 31 May 2005 was £nil (2004: £0.2m).

21 Stocks (Group)

all figures in £ millions	2005	2004
Work in progress (including contract work in progress)	**11.8**	8.1
Goods for resale	**1.2**	2.1
	13.0	10.2

Notes to the financial statements continued

22 Debtors

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Trade debtors	**73.1**	65.3	**–**	–
Amounts due from subsidiary undertakings	**–**	–	**799.3**	579.1
Corporation tax recoverable	**2.7**	3.0	**–**	–
Other debtors including recoverable amounts within the IFA network (note 27)	**62.2**	35.6	**3.4**	37.7
Prepayments	**14.0**	16.1	**0.7**	1.4
Accrued income	**20.2**	16.4	**–**	–
Deferred taxation (note 28)	**16.2**	15.0	**–**	–
	188.4	151.4	**803.4**	618.2

Included in the table above are the following debtors which fall due after more than one year. All other amounts fall due within one year.

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Other debtors including recoverable amounts within the IFA network	**13.8**	7.1	**0.7**	0.8
Deferred taxation	**11.5**	13.3	**–**	–
	25.3	20.4	**0.7**	0.8

23 Other current assets

In January 2000 Misys Physician Systems entered into a five year strategic alliance with WebMD to provide internet based practice management and clinical transaction services to physicians in the US. As part of this arrangement, and separate to the commercial terms thereof, Misys Physician Systems received the right to warrants for up to 4.4 million shares of WebMD common stock, contingent on certain performance requirements, vesting over a four year period. In January 2002 all the earlier agreements were terminated by mutual consent. They were commuted into a new three year Transaction Processing Agreement (TPA) and related Warrant Agreement over two million warrants, vesting over a three year period, effectively settling all amounts outstanding under earlier trading arrangements. The TPA was the subject of a formal amendment in December 2002. During the year, the third and final tranche of the warrants vested and as a result the Group received £2.7m (2004: £2.7m) in cash, representing the market value of the warrants at the date of vesting.

24 Loans and overdrafts falling due within one year

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Bank loan and overdrafts	**–**	9.5	**52.8**	55.8
Loan notes	**2.1**	3.5	**2.1**	3.5
Finance leases	**1.0**	0.9	**–**	–
	3.1	13.9	**54.9**	59.3

The loan notes were issued on the acquisition of DBS Management plc and Financial Options Group Limited. The loan notes are interest bearing at a floating rate linked to LIBOR, are denominated in sterling and are repayable on demand.

25 Other creditors falling due within one year

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Trade creditors	**29.4**	21.9	**1.1**	1.1
Amounts due to subsidiary undertakings	**-**	-	**410.7**	512.7
Corporation tax	**56.6**	50.5	**10.7**	11.8
Other taxation and social security	**10.0**	9.6	**0.7**	0.6
Other creditors	**17.9**	23.5	**1.0**	4.4
Accruals	**79.6**	84.9	**4.9**	4.5
Proposed dividend	**20.7**	20.7	**20.7**	20.7
	214.2	211.1	**449.8**	555.8

Accruals comprise:

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Cost of sales (excluding staff related costs)	**20.3**	14.7	**-**	-
Staff related costs (including sales commission and bonuses)	**39.8**	39.8	**-**	-
Other	**19.5**	30.4	**4.9**	4.5
	79.6	84.9	**4.9**	4.5

26 Creditors falling due after more than one year

all figures in £ millions	GROUP 2005	GROUP 2004	COMPANY 2005	COMPANY 2004
Due within one to two years				
Bank loans	**-**	40.0	**-**	40.0
Finance leases	**0.6**	0.6	**-**	-
Other creditors	**0.8**	-	**-**	-
	1.4	40.6	**-**	40.0
Due within two to five years				
Bank loans	**316.2**	0.2	**316.2**	-
Listed bonds	**-**	235.0	**-**	-
Finance leases	**0.5**	0.5	**-**	-
	316.7	235.7	**316.2**	-
	318.1	276.3	**316.2**	40.0

In the year to May 2002 the Group issued a five year Eurobond which, together with the transactions summarised overleaf, enabled it to raise net funding of up to £380m. In addition the Group had benefited from a short term $250m credit facility that had been negotiated during the year to 31 May 2004. During the current year the Eurobond and the existing bank loans were repaid and redeemed in full. They were replaced by loans drawn down against a new $850m revolving credit facility negotiated with a syndicate of banks.

Notes to the financial statements continued

26. Creditors: falling due after more than one year continued

BANK LOANS

The bank loans drawn down under the facility comprise £252.4m denominated in US dollars and £65.0m in sterling. At the year end the dollar loan bore interest at 3.71% and the sterling loans bore interest at an average of 5.6%. All bank loans are unsecured. The facility was first drawn on 14 March 2005 and has a maximum maturity of five years.

Facility arrangement fees of £1.3m were included in the original carrying value of net debt. The amounts in the balance sheet have been stated net of unamortised facility arrangement fees of £1.2m. These costs are allocated to the profit and loss account over the expected term of the facility.

The facility is guaranteed by Misys plc and certain other companies within the Group.

The Group is subject to certain financial covenants on its bank borrowings: these include a minimum ratio of operating profit, before depreciation and goodwill amortisation, to net interest; and a maximum ratio of net debt to operating profit, before depreciation and goodwill amortisation.

LISTED BONDS

The five year Eurobond was a £750m, fixed rate bond issued by Misys International Finance Limited and listed on the Luxembourg Stock Exchange. The bond bore interest at 6.37%, but the net funding raised was converted into floating rate US dollar denominated debt through a series of interest rate and currency swaps.

JPMorgan Europe Limited contracted to subscribe (on maturity of the bond or on its earlier redemption) up to £750m for an issue of up to 750 million £1 preference shares by Misys International Finance Limited. JPMorgan Europe Limited sold its rights and obligations with regard to these preference shares to Interval Limited, a company that is independent of the Group.

Misys International SA, a wholly owned subsidiary within the Group, paid £370m as an initial payment to Cordon Limited (a wholly owned subsidiary of Interval Limited). This figure represented the discounted price which was supplemented by a further payment of £232m on maturity redemption of the bond, for the rights to the preference shares noted above.

At 31 May 2004 Misys Finance Limited, also a wholly owned subsidiary within the Group, had a balance of £45m deposited with Interval Limited at an interest rate of 4.63%. Issue costs of £7.7m were included in the original carrying value of the debt, these had been fully amortised during the course of the prior year.

The Group had the ability to insist on a net settlement of the rights and obligations arising out of the above transactions. Accordingly, the constituent elements of the above transactions had been offset in the Group balance sheet in the prior year.

27. Provisions for liabilities and charges

all figures in £ millions	Lapse	Regulatory reviews and complaints	Contingent consideration	Property	Other	Total
Group						
At 1 June 2004	25.2	12.1	0.4	20.1	6.6	64.4
Differences on exchange	–	–	–	–	0.1	0.1
Additional provisions charged to the profit and loss account	74.3	31.7	–	–	1.0	107.0
Unwinding of discount	–	–	–	0.8	–	0.8
Release of provisions	–	(3.3)	–	–	(0.5)	(3.8)
Utilisation of provisions	(63.7)	(5.6)	(0.3)	(2.9)	(5.2)	(77.7)
At 31 May 2005	**35.8**	**34.9**	**0.1**	**18.0**	**2.0**	**90.8**
Company						
At 1 June 2004	–	–	–	1.2	–	1.2
Additional provisions charged to the profit and loss account	–	–	–	–	0.4	0.4
Utilisation of provisions	–	–	–	(0.8)	–	(0.8)
At 31 May 2005	–	–	–	**0.4**	**0.4**	**0.8**

27 Provisions for liabilities and charges continued

IFA NETWORK PROVISIONS

	LAPSE			REGULATORY REVIEWS AND COMPLAINTS		
all figures in £ millions	Provision	Debtor	Net	Provision	Debtor	Net
At 1 June 2004	(25.2)	21.3	(3.9)	(12.1)	3.1	(9.0)
Net movement	(10.6)	10.5	(0.1)	(22.8)	13.0	(9.8)
At 31 May 2005	**(35.8)**	**31.8**	**(4.0)**	**(34.9)**	**16.1**	**(18.8)**

LAPSE

Lapse provisions of £35.8m (2004: £25.2m) are held in respect of commissions reclaimable by product providers on policies that may be cancelled within their indemnity period which is generally less than four years. The lapse provisions are mostly recoverable from members and are shown gross of the recoverable element, with the corresponding entry of £31.8m (2004: £21.3m) held within other debtors.

REGULATORY REVIEWS AND COMPLAINTS

Regulatory reviews and complaints provisions principally comprise amounts in respect of a specific review relating to a former network member, the costs arising from the initial stages of a regulatory review of structured capital at risk sales, the estimated costs arising from both received and future endowment complaints and the FSAVC and pensions review processes. These provisions are expected to be utilised over the next four years and are partly recoverable from members and through insurance cover. The amounts are shown gross of the estimated recoverable element £16.1m (2004: £3.1m) which is included within other debtors. As a result the net provision is £18.8m (2004: £9.0m).

The net amounts charged to the profit and loss account in the year in respect of regulatory reviews and complaints were £7.9m (2004: £10.0m) including £8.9m (2004: £8.0m) recognised as operating exceptional items (note 2).

The final cost of settling these complaints is uncertain and depends upon the proportion of complaints ultimately proved to be valid, the redress cost on each policy, which in turn is dependent upon the performance of investment markets, and the administrative cost of handling the complaints. The recoverability of these costs will depend on whether the Sesame or member insurance policy responds, and if so, what level of excess will apply and the ability of Sesame to recover costs from members, many of whom are no longer part of the network. In establishing the year end provision, assumptions have been made regarding each of these based on recent actual experience. As a result the actual cost may differ from that for which provision has been made. No allowance has been made for any future regulatory action by the FSA.

FUTURE ENDOWMENT COMPLAINTS

During the year, along with the rest of the industry, Sesame has experienced a significant increase in the volume of complaints from consumers about advice given by IFAs regarding the sales of endowment policies. This is due to increased consumer awareness, poor stock market performance over the life of the policies and action taken by the majority of product providers to crystallise their liabilities with regard to past endowment complaints.

Given the levels of endowment complaints currently being received, the increasing rate at which these are being upheld and the expectation that the volumes of future complaints will be significant, a provision has been made for the Directors' best estimate of the costs associated with complaints that will be received in the future with respect to past sales of endowments. Assets have been recognised with respect to the estimated recoveries from professional indemnity insurance and the network members who gave the original advice.

The net provision established for future endowment complaints at 31 May 2005, and included within the regulatory reviews and complaints provision, was £10.0m (2004: £nil). The charge in respect of this provision has been disclosed as an operating exceptional item given its size (note 2).

In calculating this figure significant judgement has been applied in estimating the volume of future endowment complaints, particularly where Sesame does not have records of the total number of endowment sales made prior to the acquisition by Misys of the networks involved. In addition, the volume and pattern of future endowment complaints will in part depend on future actions by product providers and the performance of investment markets. The effect of the significant uncertainties around the potential volume of future endowment complaints is compounded by the uncertainties surrounding the calculation of ultimate redress costs described above. As a result the final cost of future endowment complaints, which includes the administrative costs of handling these complaints, could be greater or less than that for which provision has been made.

OTHER PROVISIONS

Contingent consideration is non interest bearing and is payable in cash.

The property provisions comprise the net present value of the estimated future costs of vacant and sublet properties and the excess over market value for occupied properties of subsidiaries acquired in previous years. The provision relating to vacant and sublet properties is expected to be utilised on average over the next eight years, and the excess over market value provision over the next seven years.

Included in other provisions are amounts primarily in respect of litigation and non property related onerous contracts.

Notes to the financial statements continued

28 Deferred taxation

Deferred tax recognised is as follows:

all figures in £ millions	
Deferred tax asset at 1 June 2004	16.8
Credit to profit and loss account in current year (note 8)	1.2
Amounts credited to statement of total recognised gains and losses in respect of pension liability	0.8
Deferred tax asset at 31 May 2005	**18.8**

all figures in £ millions	2005	2004
Losses	**11.8**	8.9
Other timing differences	**4.4**	6.1
Deferred tax excluding deferred tax asset on pension liability (note 22)	**16.2**	15.0
Deferred tax on pension liability (note 30)	**2.6**	1.8
Deferred tax asset	**18.8**	16.8

A deferred tax asset of £11.8m (2004: £8.9m) has been recognised in respect of carried forward losses, which, on the basis of the latest forecasts, are more likely than not to be utilised within the next three to five years. Other losses of £26.5m (2004: £23.3m) have not been recognised.

Deferred tax assets on other timing differences of £4.4m (2004: £6.1m) have been recognised in respect of deductions which are likely to be utilised within the next eight years. Other timing differences of £8.2m (2004: £9.4m) and accelerated capital allowances of £5.7m (2004: £4.6m) have not been recognised as it is likely that their recognition would increase available losses.

The Company has not recognised any deferred tax assets. There are taxable losses of £2.2m (2004: £nil) and other timing differences of £0.2m (2004: £0.1m) that have not been recognised.

29 Deferred income (Group)

all figures in £ millions	2005	2004
To be recognised within one year		
Maintenance fees	**76.9**	73.7
Other income	**31.9**	38.1
	108.8	111.8
To be recognised after more than one year		
Maintenance fees	**3.5**	2.8
Other income	**5.0**	7.5
	8.5	10.3
	117.3	122.1

Deferred maintenance fees represent amounts invoiced in advance for contracts which provide technical support, trouble shooting assistance (helpdesk etc) in addition to upgrades and enhancements to the Group's software products, and also hardware maintenance. Maintenance fees are recognised as revenue rateably as the services are provided over the period of the contract. Deferred other income represents amounts invoiced, including deposits, in respect of initial licence fees for software products and professional services for which the revenue recognition criteria have yet to be satisfied.

30 Post retirement benefits (Group)

DEFINED CONTRIBUTION SCHEMES

The Group operates a number of defined contribution pension schemes covering the majority of its employees. The costs of these pension schemes were £12.9m (2004: £9.4m) and are charged to the profit and loss account as incurred. There were no outstanding or prepaid contributions at either the beginning or the end of the financial year.

DEFINED BENEFIT SCHEMES

In 2003/04 the active members of the UK final salary scheme ceased to accrue benefits on the basis of their final salary during the year. Thereafter the benefits of the active members accrue on a money purchase (defined contribution) basis. As a result of this change, the final salary benefits of all members have crystallised and a one-off curtailment gain of £2.3m was credited to operating profit in the prior year. The Group also made special payments in the prior year of £5.9m to address the deficit in the scheme.

In addition, the Group operates a number of other smaller defined benefit arrangements.

The latest full actuarial valuation of the UK scheme was carried out as at 31 May 2002; the assumptions of which have been updated to 31 May 2005 by qualified independent actuaries. The full triennial actuarial valuation of the UK scheme as at 31 May 2005 is currently in progress, the results of which will be reflected in the 2006 Annual Report. The last full triennial actuarial valuations of the other Group schemes were carried out on a number of different dates; these have been updated to 31 May 2005 by qualified independent actuaries.

The principal assumptions used in the valuations of the schemes are:

all figures in %	**2005**	2004	2003
Rate of increase in salaries	**n/a**	6.0	5.5
Rate of increase in pensions in payment	**3.5**	3.5	3.5
Discount rate	**5.1**	5.8	5.1
Inflation assumption	**2.7**	3.0	2.5

The year end assets (liabilities) in the schemes and the expected rate of return were:

	Long term expected rate of return %	**2005 Value £m**	Long term expected rate of return %	2004 Value £m	Long term expected rate of return %	2003 Value £m
Equities	**7.4**	**22.9**	8.1	20.1	7.4	14.0
Government bonds	**4.4**	**3.9**	5.1	3.5	4.4	2.7
Corporate bonds	**5.1**	**3.9**	5.8	3.5	5.1	2.8
Cash	**4.8**	**–**	4.3	0.1	3.5	0.2
Total market value of assets		**30.7**		27.2		19.7
Actuarial value of liabilities		**(39.4)**		(33.5)		(38.6)
Deficit in the schemes		**(8.7)**		(6.3)		(18.9)
Related deferred tax asset (note 28)		**2.6**		1.8		5.7
Pension liability		**(6.1)**		(4.5)		(13.2)

Movement in deficit during the year:

all figures in £ millions	**2005**	2004
Deficit in schemes at the beginning of the year	**(6.3)**	(18.9)
Current service cost	**–**	(0.1)
Curtailment credit	**–**	2.3
Contributions paid	**–**	5.9
Other finance costs	**0.1**	(0.3)
Actuarial (loss) gain	**(2.5)**	4.8
Deficit in the schemes at the end of the year	**(8.7)**	(6.3)

Included within amounts charged to operating profit is £nil (2004: £0.1m) in respect of current service costs and in the prior year a credit of £2.3m in respect of the curtailment credit. No amounts have been charged in either year in respect of past service costs. In addition, a credit of £0.1m (2004: £0.3m charge) has been included within other finance costs (note 7).

Notes to the financial statements continued

30 Post retirement benefits (Group) continued

Analysis of amount recognised in statement of total recognised gains and losses:

	2005	2004	2003	2002
Difference between the actual and expected return on schemes' assets				
Amount (£m)	**2.0**	0.5	(2.9)	(3.0)
Percentage of schemes' assets	**6.5%**	1.8%	(14.7%)	(14.4%)
Experience (losses) gains on schemes' liabilities				
Amount (£m)	**(0.1)**	2.4	(2.5)	0.4
Percentage of the present value of the schemes' liabilities	**(0.3%)**	7.2%	(6.5%)	1.4%
Total amount recognised in statement of total recognised gains and losses				
Amount (£m)	**(2.5)**	4.8	(12.6)	(3.5)
Percentage of the present value of the schemes' liabilities	**(6.3%)**	14.3%	(32.6%)	(12.5%)

31 Financial instruments

An explanation of the Group's use of financial instruments during the year can be found in the Treasury Operations and Controls section of the Financial review on page 22. Short term debtors and creditors that meet the definitions of a financial asset or liability respectively have been excluded from the following disclosures, except the currency exposures, as permitted by FRS 13 'Derivatives and Other Financial Instruments'.

FINANCIAL LIABILITIES

Interest rate profile and the maturity profile of the Group's financial liabilities:

	Total* £m	Floating rate liabilities £m	Fixed rate liabilities £m	Non interest bearing liabilities £m	Weighted average interest rate on fixed rate liabilities %	Weighted average period for which rate is fixed Years	Weighted average period for non interest bearing liabilities Years
At 31 May 2005							
Denominated in sterling	**84.4**	**65.9**	**14.5**	**4.0**	**6.4**	**7.9**	**4.1**
Denominated in US dollars	**254.1**	**252.4**	**1.6**	**0.1**	**5.5**	**1.4**	**0.5**
	338.5	**318.3**	**16.1**	**4.1**			
Due within one year	**7.4**	**2.1**	**4.0**	**1.3**			
Due within one to two years	**3.9**	**–**	**2.8**	**1.1**			
Due within two to five years	**322.8**	**316.2**	**5.0**	**1.6**			
Due after more than five years	**4.4**	**–**	**4.3**	**0.1**			
	338.5	**318.3**	**16.1**	**4.1**			
At 31 May 2004							
Denominated in sterling	75.3	53.2	17.9	4.2	6.2	6.3	3.1
Denominated in US dollars	235.4	235.0	–	0.4	–	–	0.5
	310.7	288.2	17.9	4.6			
Due within one year	19.4	13.0	4.1	2.3			
Due within one to two years	44.5	40.0	3.4	1.1			
Due within two to five years	242.2	235.2	6.3	0.7			
Due after more than five years	4.6	–	4.1	0.5			
	310.7	288.2	17.9	4.6			

*Excluded from the table above are financial liabilities of £70.7m (2004: £37.3m) in relation to IFA network provisions (note 27). *These financial liabilities are non interest bearing, denominated in sterling and expected to crystallise within the next four years.*

[illegible] Financial instruments continued

Floating rate liabilities comprise bank loans and loan notes and bear interest at rates linked to UK and US LIBOR or UK base rates, depending on the denomination of the loan. Included in the prior year floating rate liabilities was debt raised under the listed bond and £40.0m drawn down under a revolving US dollar credit facility. Fixed rate liabilities comprise property provisions and finance leases. The liabilities on which no interest is paid comprise non interest bearing contingent consideration and property provisions. These financial liabilities are disclosed in notes 24, 26 and 27. Details of the Group's undrawn borrowing facilities at 31 May 2005 are given in note 26.

FINANCIAL ASSETS

Financial assets primarily comprise cash deposits and fixed asset investments. Cash which bears interest at nominal rates comprises £26.8m (2004: £29.0m) denominated in sterling, £15.5m (2004: £8.4m) in US dollars, £6.6m (2004: £15.2m) in euros and £7.0m (2004: £6.2m) in other currencies. Cash deposits of £45.7m (2004: £48.2m) denominated in sterling, accrue interest at rates based on LIBOR. These deposits are restricted from access by the Group and are primarily held within Sesame. All remaining cash is available on demand. Fixed asset investments of £4.1m (2004: £3.5m) primarily comprise contractual rights to receive financial assets from participating in US and European Technology Funds which are non interest bearing. Full details of these assets are given in note 19. In addition, the Group has a sterling financial asset of £13.8m (2004: £7.1m) in respect of a debtor falling due in more than one year, this primarily relates to non interest bearing amounts recoverable from members in the IFA network and are expected to be recovered within the next four years (note 22).

FAIR VALUES OF FINANCIAL INSTRUMENTS

Set out below is a comparison by category of book values and fair values of the Group's financial instruments. The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale, excluding accrued interest. Market values, where available, have been used. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates with the exception of fixed asset investments. Short term financial instruments are assumed to have a fair value equal to book value. The book value is the amount recorded in the balance sheet.

Forward foreign currency contracts have been shown at fair value, based on the market price of comparable derivative financial instruments at the balance sheet date.

No market measure readily exists by which to assess the fair value of the Group's investments, primarily in the US and European Technology Funds, and future cash flows cannot be predicted. As a result, a fair value cannot be established and therefore it has been assumed that their fair value is equal to book value.

The fair value of the WebMD warrants held at 31 May 2004 (note 23) was established using the Black Scholes model.

	2005		2004	
all figures in £ millions	**Book value**	**Fair value**	Book value	Fair value
Primary financial instruments held or issued to finance operations				
Cash deposits	**101.6**	**101.6**	107.0	107.0
Fixed/current asset investments	**4.1**	**4.1**	3.5	6.4
Financial assets falling due after more than one year	**13.8**	**13.8**	7.1	7.1
Financial liabilities due within one year*	**(7.4)**	**(7.4)**	(19.4)	(19.4)
Financial liabilities due after one year – listed bonds	**–**	**–**	(266.9)	(266.9)
Financial liabilities due after one year – other*	**(331.1)**	**(331.1)**	(56.3)	(56.3)
Derivative financial instruments held to manage the interest rate and currency profile				
Cross currency swaps	**–**	**–**	31.7	33.6
Interest rate caps	**0.2**	**–**	0.2	0.2
Derivative financial instruments held to hedge transactional exposures				
Forward foreign currency contracts	**–**	**(0.7)**	–	1.2

The prior year book value of listed bonds, which equated to the fair value, were shown gross of cross currency and interest rate swaps of £31.7m and interest rate caps of £0.2m.

*Excluded from the table above are financial liabilities with a book and fair value of £70.7m (2004: £37.3m) in relation to IFA network provisions (note 27). These financial liabilities are non interest bearing, denominated in sterling and expected to crystallise within the next four years.

Notes to the financial statements continued

31 Financial instruments continued

CURRENCY EXPOSURES

To ensure compliance with the Group's treasury policy, as explained in the Financial review, the Group's practice is to hedge currency exposures using forward foreign currency contracts. All the material assets and liabilities that are not denominated in the functional currency of the operation involved are hedged using forward foreign currency contracts. Exceptions to this are foreign currency borrowings treated as a hedge against foreign net investments, and in the prior year the initial payment of £370m made by Misys International SA (MISA) to Cordon Limited in 2002 (note 26), the functional currency of MISA being US dollars. Accordingly, the Group has no material currency exposures requiring disclosure.

HEDGES

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions. The table below shows the extent to which the Group has off balance sheet (unrecognised) and on balance sheet (deferred) gains and losses in respect of forward foreign currency contracts used as hedges at the end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those which are expected to be included in next year's or later profit and loss accounts. Under the Group's accounting policy, foreign currency assets and liabilities which are hedged using forward foreign currency contracts are translated at the forward contract rate inherent in the contracts. Consequently, the carrying value of the relevant asset or liability effectively includes the gain or loss on the hedging instrument. Such gains and losses are treated as deferred for the purpose of the table below.

	UNRECOGNISED			DEFERRED		
all figures in £ millions	Gains	Losses	Total	Gains	Losses	Total
At 1 June 2004	0.8	(0.3)	0.5	2.9	(2.2)	0.7
Less that arising in prior year recognised in the year to 31 May 2005	(0.8)	0.3	(0.5)	(2.9)	2.2	(0.7)
Arising in the year to 31 May 2005 not recognised at 31 May 2005	0.4	(0.5)	(0.1)	0.4	(1.0)	(0.6)
At 31 May 2005	**0.4**	**(0.5)**	**(0.1)**	**0.4**	**(1.0)**	**(0.6)**
At 31 May 2005 analysed as:						
Expected to be recognised within one year	0.4	(0.5)	(0.1)	0.4	(1.0)	(0.6)
Expected to be recognised in more than one year	–	–	–	–	–	–

In addition to the amounts disclosed in the above table, as at 31 May 2004 the Group had unrecognised gains of £1.9m in respect of cross currency swaps. There were no such swaps in place as at 31 May 2005.

32 Contingent liabilities

Within Sesame, the regulatory requirements governing the IFA network business receive significant attention. Compliance with these regulations is subject to a process of ongoing review and appraisal by both the FSA and the Directors. Provision is made for the costs arising from specific regulatory reviews as well as from complaints from consumers, both received and anticipated, where these can be reliably estimated as set out in note 27.

In common with other companies in the sector a thematic review of Sesame's and its predecessor networks' past sales of structured capital at risk products was carried out by the FSA during the year. As a result of the review Sesame agreed to reassess the conclusions reached on historic complaints received, review promotional material and carry out a review of the suitability of a sample of sales selected from the general population of sales of structured capital at risk products made by its network members.

The reassessment of the complaints received to date is at an advanced stage. Based on the results of this work to date a charge of £2.8m (2004: £nil) has been recorded during the year. The charge has been disclosed as an operating exceptional item (note 2) given its size and the fact that the majority of the sales were made before Misys acquired the relevant member network.

The review of promotional material is at an early stage.

Sesame has recently provided the FSA with the preliminary findings of the review and, on the basis of this review, it is likely that a further more detailed review of some element of the full population of sales will be necessary. The extent of any further review is not known and will be subject to agreement with the FSA.

32 Contingent liabilities continued

At present, it is not possible to estimate the costs of review or redress that may be incurred as a result of any further review work, including that in respect of promotional material that may be required. As a result no provision has been made for this potential liability. Further review work is likely to result in additional provisions being made which themselves may be material.

Contingent liabilities that are quantifiable comprise property rental guarantees arising in the normal course of business, amounting to £8.5m (2004: £7.3m).

The Company has entered into a netting arrangement with its bankers, under which the Company's liabilities may be offset by the funds of other Group undertakings. The Directors are of the opinion that this arrangement does not have a material impact on the results and financial position of the Company.

The Group's subsidiaries and the Company can be parties to legal actions and claims arising in the ordinary course of business. Whilst the outcome of current outstanding actions and claims remains uncertain, it is expected that they will be resolved without a material impact on the Group's financial position.

33 Called up share capital

	AUTHORISED		ALLOTTED AND FULLY PAID	
	Number	£m	Number	£m
Ordinary shares of 1p each				
At 1 June 2004	750,000,000	7.5	558,717,484	5.6
Share options exercised	–	–	690,319	–
At 31 May 2005	**750,000,000**	**7.5**	**559,407,803**	**5.6**

The table below reconciles the allotted and fully paid share capital to those shares not held by the Company.

	NUMBER		COST £m	
	2005	2004	2005	2004
Issued share capital	**559,407,803**	558,717,484	**5.6**	5.6
Shares held as Treasury shares	**(51,062,000)**	(26,430,000)	**102.3**	53.0
Shares held as own shares in MEST	**(23,020,128)**	(23,991,970)	**54.5**	60.9
Shares held as own shares in ESOP	**(129,482)**	(151,867)	**0.3**	0.3
Shares held as own shares in ACT ESOP	**–**	(94,235)	**–**	0.1
	485,196,193	508,049,412		

34 Reserves

CAPITAL RESERVES (GROUP AND COMPANY)

all figures in £ millions	Share premium account	Capital redemption reserve
At 1 June 2004	65.3	0.2
Premium on share options exercised	1.2	–
At 31 May 2005	**66.5**	**0.2**

Notes to the financial statements continued

34. Reserves continued

PROFIT AND LOSS ACCOUNT RESERVE

all figures in £ millions	GROUP AND COMPANY Trust shares	GROUP AND COMPANY Treasury shares	GROUP Profit and loss account	GROUP Total	COMPANY Profit and loss account	COMPANY Total
At 1 June 2004	(61.2)	(53.0)	(142.3)	(256.5)	153.2	39.0
Net exchange adjustments	–	–	(1.1)	(1.1)	–	–
(Loss) profit retained for the year	–	–	(19.1)	(19.1)	92.3	92.3
Purchase of own shares	–	(52.9)	–	(52.9)	–	(52.9)
Shares vested	6.7	3.3	(7.5)	2.5	(7.5)	2.5
Other movements on investment in own shares	(0.3)	0.3	0.6	0.6	1.4	1.4
Actuarial loss on the pension scheme	–	–	(2.5)	(2.5)	–	–
Movement on deferred tax relating to the pension scheme	–	–	0.8	0.8	–	–
At 31 May 2005	**(54.8)**	**(102.3)**	**(171.1)**	**(328.2)**	**239.4**	**82.3**

The cumulative positive goodwill written off against profit and loss account reserves is £907.3m (2004: £904.2m). The goodwill written off to reserves increased by £3.1m in the year due to movements on exchange with the equal and opposite gain in the profit and loss reserve.

Included in net exchange adjustments are exchange gains of £3.5m (2004: £9.6m loss) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net overseas investments.

The Company's profit for the year is £92.3m (2004: £56.5m), which includes auditors' remuneration of £0.2m (2004: £nil). The Company has £17.7m (2004: £17.7m) of non distributable reserves.

PURCHASE OF OWN SHARES

During the year, 26,410,000 (2004: 45,408,995) ordinary shares were purchased by the Company, representing 4.7% (2004: 8.1%) of the issued share capital of Misys plc, for a total cost, including expenses, of £52.9m (2004: £94.5m). Of the total number of ordinary shares purchased:

> 26,410,000 (2004: 26,430,000) ordinary shares representing 4.7% (2004: 4.7%) of the issued share capital have been purchased for a total cost, including expenses, of £52.9m (2004: £53.0m) and held as Treasury shares. These shares have not been cancelled but are held in a Treasury shares reserve within the profit and loss account reserve and represent a deduction from shareholders' funds.

> In the prior year 17,270,000 ordinary shares representing 3.1% of the issued share capital were purchased by the Misys Employees' Share Trust and Employees' Share Ownership Plan at a cost of £36.9m.

> In the prior year 1,708,995 shares were subsequently cancelled. These cancelled shares were purchased at a cost, including expenses, of £4.6m and represented 0.3% of the then issued share capital of the Company. The nominal value of the shares was £17,000 which was transferred to a capital redemption reserve. Profit and loss reserves were reduced by £4.6m.

MISYS EMPLOYEES' SHARE TRUST (MEST), THE EMPLOYEES SHARE OWNERSHIP PLAN (ESOP) AND TREASURY SHARES

The MEST purchases shares in the market using funds contributed by the respective Group employer companies. These shares are used to satisfy awards made under the Group's share incentive arrangements. At 31 May 2005 the MEST held 23,020,128 (2004: 23,991,970) shares purchased for a cost of £54.5m (2004: £60.9m) and with a market value of £49.8m (2004: £50.8m). During the year it used shares with a cost of £6.7m (2004: £8.2m) to satisfy share awards.

The ESOP purchases shares in the market using funds loaned by the Company. The share purchases are timed to ensure that the ESOP has sufficient shares to satisfy its requirements as and when its obligations fall due. The Trustees of the ESOP waived its rights to dividends. At 31 May 2005, the ESOP held 129,482 (2004: 151,867) shares, purchased for a cost of £0.3m (2004: £0.3m) and with a market value of £0.3m (2004: £0.3m). During the year the ESOP has used shares with a cost of £35,000 (2004: £30,000) to satisfy its obligations.

During the year, 1,613,677 (2004: nil) of Treasury shares, with a cost of £3.3m (2004: £nil), were utilised to satisfy share awards and 164,323 (2004: nil) Treasury shares, with a cost of £0.3m (2004: £nil) were transferred to the MEST.

35 Principal subsidiary undertakings

The Company is the beneficial owner of and has 100% of the nominal value and voting rights over all of the equity share capital, through subsidiary undertakings, of the following principal operating subsidiary undertakings. These develop and license application software products to customers in well defined vertical markets together with transaction processing, professional services and e-commerce activities:

BANKING DIVISION COMPANY NAME	COUNTRY OF INCORPORATION AND OPERATION	MARKETS SERVED Global products and services in the following areas:
Misys Asset Management Systems SA	France	> Wholesale international banking
Misys International Banking Systems GmbH	Germany	> Asset management
Misys International Banking Systems Inc	USA	> Retail and universal banking
Misys International Banking Systems Limited	England and Wales	> Enterprise risk management
Misys International Banking Systems Limited	Republic of Ireland	> Treasury and capital markets
Misys International Banking Systems Limited	Hong Kong	> Integration technology
Misys International Financial Systems Pte Limited	Singapore	> Enterprise-wide compliance management
Misys International Banking Systems SA (France)	France	
Misys International Banking Systems SA (Luxembourg)	Luxembourg	
Misys International Financial Systems Pvt Limited	India	
Summit Systems SA	France	
Summit Systems Inc	USA	
Summit Systems International Limited	England and Wales	
Misys IQ LLC	USA	

HEALTHCARE DIVISION COMPANY NAME	COUNTRY OF INCORPORATION AND OPERATION	MARKETS SERVED US products and services in the following areas:
Misys Physician Systems LLC	USA	> Practice management systems for physicians
Misys Hospital Systems Inc	USA	> Electronic medical records
M Transaction Services Inc	USA	> Mobile applications
		> Clinical laboratory management
		> Radiology
		> Pharmacy
		> Clinical alerting
		> Patient scheduling
		> Transaction services
		> Homecare

GENERAL INSURANCE COMPANY NAME	COUNTRY OF INCORPORATION AND OPERATION	MARKETS SERVED UK products and services in the following areas:
Misys Insurance Management Limited	England and Wales	> General insurance broker systems
Misys Financial Systems Limited	England and Wales	

SESAME COMPANY NAME	COUNTRY OF INCORPORATION AND OPERATION	MARKETS SERVED UK products and services in the following areas:
Sesame Limited	England and Wales	> Transaction processing for IFAs
Sesame Services Limited	England and Wales	> Research and compliance services
Sesame Learning Limited	England and Wales	> Broker support services
Sesame Group Insurance Services Limited	England and Wales	

In addition to the companies shown above, the Group also holds investments in a number of other subsidiary undertakings, which in the Directors' opinion do not significantly affect the figures in the consolidated financial statements. Details of all Group companies will be annexed to the Company's next annual return, in compliance with section 231 and Parts I and II of Schedule 5 of the Companies Act 1985.

Five year financial record

all figures in £ millions	2005	2004	2003	2002	2001
Turnover					
Banking	**245.0**	240.2	278.1	303.2	348.5
Healthcare	**290.5**	293.6	297.9	286.0	186.3
General Insurance	**33.7**	31.2	31.4	35.0	34.2
Sesame	**319.2**	334.9	406.1	417.0	280.8
Continuing operations	**888.4**	899.9	1,013.5	1,041.2	849.8
Discontinued operations	**-**	-	-	-	9.9
	888.4	899.9	1,013.5	1,041.2	859.7
Operating profit					
Banking	**43.9**	38.4	53.2	59.8	86.1
Healthcare	**41.7**	43.5	48.0	47.2	34.6
General Insurance	**15.8**	14.8	12.9	11.8	12.4
Sesame	**6.5**	10.3	20.8	16.6	9.9
Group	**(6.3)**	(5.3)	(3.7)	(1.0)	(3.0)
Continuing operations excluding goodwill amortisation and operating exceptional items	**101.6**	101.7	131.2	134.4	140.0
Operating exceptional items	**(8.9)**	(8.0)	-	(18.7)	-
Goodwill amortisation for continuing operations	**(52.1)**	(63.5)	(59.9)	(56.9)	(27.0)
Discontinued operations	**-**	-	-	0.4	(18.7)
	40.6	30.2	71.3	59.2	94.3
Non operating exceptional items	**(2.7)**	0.4	0.3	(2.2)	7.9
Interest and other finance costs	**(10.3)**	(7.5)	(10.7)	(15.4)	(5.3)
Profit on ordinary activities before taxation	**27.6**	23.1	60.9	41.6	96.9
Tax on profit on ordinary activities	**(12.8)**	1.4	(14.9)	(12.8)	(21.9)
Profit on ordinary activities after taxation	**14.8**	24.5	46.0	28.8	75.0
Equity minority interests	**(0.4)**	(0.6)	(0.4)	(0.6)	-
Profit attributable to shareholders	**14.4**	23.9	45.6	28.2	75.0
Equity dividends	**(33.5)**	(34.1)	(32.0)	(28.6)	(24.8)
(Loss) profit retained for the financial year	**(19.1)**	(10.2)	13.6	(0.4)	50.2
Net (debt) funds	**(218.8)**	(183.2)	(119.2)	(159.3)	52.6
	pence	pence	pence	pence	pence
Adjusted basic earnings per share	**15.6**	14.8	18.7	17.6	18.8
Adjusted diluted earnings per share	**15.4**	14.6	18.5	17.4	18.5
Dividends per share	**6.84**	6.52	5.67	4.93	4.29
Adjusted cash flows per share	**12.7**	11.5	19.2	20.1	19.4
	number	number	number	number	number
Average number of employees					
Banking	**2,521**	2,629	2,828	3,071	3,275
Healthcare	**2,740**	2,572	2,449	2,239	1,412
General Insurance	**306**	295	343	433	502
Sesame	**884**	888	917	850	505
Group	**56**	59	58	62	60
Continuing operations	**6,507**	6,443	6,595	6,655	5,754

Adjusted cash flows per share have been calculated by dividing the adjusted cash flow attributable to shareholders by the weighted average number of shares in issue during the year. Adjusted cash flow attributable to shareholders is the net cash flow from operating activities (including income from associates), returns on investments and servicing of finance, taxation and capital expenditure and financial investment, excluding investment in B2C Internet Services and exceptional items.

Directors' responsibilities statement

The Directors are required to prepare financial statements which give a true and fair view of the state of affairs of the Group and the Company as at the end of the financial year and of the profit and cash flows of the Group for the year to that date. The requirements are specified in the United Kingdom Companies Act 1985 and in applicable accounting standards. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. It is also the Directors' responsibility to:

> maintain adequate accounting records;

> safeguard the assets of the Group and the Company;

> take reasonable steps to prevent and detect fraud and other irregularities; and

> ensure the maintenance and integrity of the Company's corporate website where used for the electronic publication of financial statements.

The Directors confirm that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used in the preparation of the financial statements and that applicable accounting standards have been followed.

The maintenance and integrity of the Misys plc website is the responsibility of the Directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Independent auditors' report to the members of Misys plc

We have audited the financial statements which comprise the profit and loss account, the statement of cash flows, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' (deficit) funds, the balance sheets, the accounting policies and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration report for Directors (the auditable part).

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Remuneration report for Directors.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration report for Directors in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration report for Directors have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Remuneration report for Directors, the Chairman's statement, the Operating and Financial reviews, the Corporate responsibility statement and the Corporate governance report.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration report for Directors.

It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration report for Directors are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

> the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 May 2005 and of the loss and cash flows of the Group for the year then ended;

> the financial statements have been properly prepared in accordance with the Companies Act 1985; and

> those parts of the Remuneration report for Directors required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

29 July 2005

Investor information

FINANCIAL CALENDAR

Ex-dividend date for 2005 final dividend	27 July 2005
Record date for 2005 final dividend	29 July 2005
Annual General Meeting	13 September 2005
Final dividend of 4.28p per ordinary share to be paid	19 September 2005
Announcement of 2006 interim results	January 2006
2006 interim dividend to be paid	April 2006
Preliminary announcement of 2006 results	July 2006

ANNUAL GENERAL MEETING
The AGM will take place at 12 noon on Tuesday 13 September 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED, UK. The Notice of AGM accompanies this Report and will also be displayed at www.misys.com.

ELECTRONIC COMMUNICATIONS
Shareholders may choose to receive communications from the Company in electronic format instead of by post. The Company's electronic communications capability is provided by Lloyds TSB Registrars via their internet-based service, Shareview. Shareview allows shareholders to view their details online, download dividend mandate and share transfer forms as well as change address and mandate details. Shareholders are also able to elect to receive annual report and accounts, AGM & EGM notices and proxy forms (and any accompanying documents) in electronic format instead of by post. The Company will continue to issue share certificates and dividend cheques in hard copy format by post.

Register your e-mail address for electronic communications by logging onto www.shareview.co.uk

For the 2005 AGM, shareholders may register the appointment of a proxy electronically by going to the Lloyds TSB Registrars proxy appointment website at www.sharevote.co.uk and inputting the voting reference number when prompted (the voting reference number may be found on the proxy form). Alternatively, shareholders who are members of CREST can use the CREST electronic proxy appointment service.

CORPORATE WEBSITE
This report and more information about the Company's activities and financial information is available on the corporate website at www.misys.com

MISYS SHARE PRICE
The Misys share price is quoted in most UK daily national newspapers under 'Software & Computer Services', 'Support Services' or 'Information Technology' sections.

COMPANY SECRETARY AND REGISTERED OFFICE
Dan Fitz, Burleigh House, Chapel Oak, Salford Priors, Evesham, WR11 8SP, United Kingdom. Telephone: +44 (0)1386 871373.

E-mail: group.secretariat@misys.co.uk

The Company is registered in England No. 1360027.

REGISTRAR
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK. Telephone: (from UK) 0870 600 3964; (from outside UK) +44 121 415 7047; www.shareview.co.uk

Enquiries about holdings of Misys plc shares should be directed to the Registrar.

DIRECT DIVIDEND PAYMENTS
The Direct Dividend Payment service enables future dividends to be paid automatically into a bank or building society account. Benefits of the service to shareholders include:

> No lost dividend cheques in the post

> The dividend payment is received more quickly as the payment reaches the shareholders account on the date of payment

The benefit to Misys is improved efficiency through lower postage charges. To register for this service, please call Lloyds TSB Registrars on the number above to request a direct dividend payment form or log onto Shareview at www.shareview.co.uk Alternatively, the direct dividend payment form can be downloaded from www.misys.com/investors

SHAREDEALING SERVICES
This service has been established with the Company's brokers, JPMorgan Cazenove Ltd, and is designed to provide shareholders with a simple way of buying and selling Misys shares by post. Further information can be obtained from JPMorgan Cazenove Ltd at the address below.

Alternatively, shareholders can make use of Lloyds TSB Registrars sharedealing facilities either by telephoning Lloyds TSB Registrars on 0870 850 0852 or by registering for Shareview dealing at www.shareview.co.uk/dealing

BANKERS
Lloyds TSB Bank plc
25 Gresham Street, London
EC2V 7HN, UK

STOCKBROKERS
JPMorgan Cazenove Ltd
20 Moorgate, London
EC2R 6DA, UK

INVESTMENT BANK
Morgan Stanley
25 Cabot Square,
Canary Wharf,
London, E14 4QA, UK

LEGAL ADVISERS
Allen & Overy LLP
One New Change
London, EC4M 9QQ, UK

Debevoise & Plimpton LLP
919 Third Avenue, New York
NY 10022, USA

Shearman & Sterling LLP
Broadgate West
9 Appold Street
London, EC2A 2AP, UK

Design: Corporate Edge www.corporateedge.com Illustration: david.tazzyman@pvuk.com Print: Butler & Tanner, an ISO 14001 registered company
Printed on paper which is made from a guaranteed minimum 80% de-inked post-consumer waste.

Head Office
Burleigh House, Chapel Oak
Salford Priors, Evesham
WR11 8SP, UK
T: +44 (0)1386 871373
F: +44 (0)1386 871045

Corporate Office
125 Kensington High Street
London, W8 5SF, UK
T: +44 (0)20 7368 2300
F: +44 (0)20 7368 2400

Misys Banking Systems
1 St George's Road, Wimbledon
London, SW19 4DR, UK
T: +44 (0)20 8879 1188
F: +44 (0)20 8947 3373

Misys Healthcare Systems
8529 Six Forks Road, Raleigh
North Carolina 27615, USA
T: +1 919 847 8102
F: +1 919 846 1555

Misys General Insurance
Buckholt Drive, Warndon
Worcester WR4 9SR, UK
T: +44 (0)1905 754455
F: +44 (0)1905 754441

Sesame
Oasis Park, Stanton Harcourt Road
Eynsham, Witney
Oxon, OX29 4AE, UK
T: +44 (0)1865 886000
F: +44 (0)1865 886001

www.misys.com